Tomorrow
starts today

Enerflex

Management Information Circular

The Builders of a
Better Energy Future

Dated March 21, 2025

Notice of Meeting of
Shareholders May 7, 2025

Enerflex at a Glance

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions.

One Team

The Builders of a Better Energy Future

One Vision

Transforming Energy for a Sustainable Future

Our Values

Integrity

Do the Right Thing

- Be ethical
- Be trustworthy
- Be respectful
- Be environmentally and socially responsible
- Listen and communicate effectively

Creativity

Lead with Innovation

- Improve our business every day
- Be collaborative
- Value creative thinking
- Embrace change
- Empower a lower-carbon future

Commitment

Deliver on our Promise

- Be a health & safety leader
- Anticipate and meet stakeholder needs
- Establish common goals and deliver results
- Attract, develop, and retain the best people possible

Success

Be a Sector-Leading Investment

- Face reality
- Create and sustain customer loyalty
- Optimize growth and business performance
- Recognize and celebrate achievements

The Cornerstones of Our Success

Empowering People and Caring for Communities

Supporting our teams and the communities we serve with a focus on safety, integrity, and lasting positive impact

Driving Value

Building trusted, long-term partnerships by delivering reliable, efficient, and innovative energy solutions

Process and Technology

Driving innovation and operational excellence through advanced technologies, performance-driven contracts, and continuous process improvement

Financial

Ensuring stability and growth through disciplined financial management and strategic investments



A Message from our Board Chair

Dear Valued Shareholders,

We are pleased to invite you to attend Enerflex Ltd.'s Annual Meeting of Shareholders, scheduled to take place at 1:30 p.m. (Mountain Daylight Time) on Wednesday, May 7, 2025. During the meeting, you will have the opportunity to learn about our performance over the past year and our strategic direction for 2025 and beyond.

Enerflex is well positioned to seize opportunities in the evolving natural gas environment and global decarbonization efforts. We will continue to leverage our strong presence in key operating countries to capitalize on expected increases in natural gas and produced water volumes. Our commitment to creating shareholder value and maximizing free cash flow remains steadfast as we aim to maintain a strong financial position, deliver direct shareholder returns, and invest in selective customer-supported growth opportunities.

LEADERSHIP TRANSITION

On March 19, 2025, Enerflex announced that Mr. Marc Rossiter had stepped down as President, Chief Executive Officer, and Director, effective immediately. Enerflex thanks Marc for his more than 25 years of dedicated service and commitment to the Company, including the last six years as CEO, and we wish him the best in his future endeavors.

Mr. Preet S. Dhindsa, Enerflex's then current Senior Vice President and CFO, was appointed to serve as Interim President and Chief Executive Officer. Having joined Enerflex in October 2023, Mr. Dhindsa is a seasoned executive with more than 25 years of experience, primarily in the energy and financial services industries. Joe Ladouceur, then Vice President Treasury, Tax & Insurance, was appointed to serve as Interim Chief Financial Officer. The Board is undertaking a comprehensive search to identify the Company's next CEO and has retained a leading executive search firm to assist with this process. With the support and collaboration of a deep bench of executive talent, we are confident in Mr. Dhindsa's ability to lead Enerflex in this interim period.

As we look to the future and position Enerflex to create shareholder value over the long-term, the Board decided that it is the right time to undertake a leadership transition.

BUSINESS HIGHLIGHTS AND STRATEGIC ACHIEVEMENTS

In 2024, Enerflex had a strong operational and financial year with several highlights and accomplishments that underscore our operational excellence, disciplined capital investment, and commitment to returning value to our shareholders. In particular, Enerflex: (a) reduced our leverage ratio to within our publicly stated target range and took steps to reduce our net finance costs by repaying debt, redeeming a portion of our high-yield notes, and achieving credit rating upgrades; (b) increased our dividend in the third quarter by 50 percent; and (c) continued the refresh of Enerflex's Board as a matter of continued good corporate governance. Furthermore, as recently announced, Enerflex has applied to the Toronto Stock Exchange for approval to commence a normal course issuer bid to acquire common shares in an amount up to 5% of the public float over the next 12 months. Finally, while difficult from an operational and financial perspective, we made the right decision to terminate a construction project in Kurdistan to protect the safety of our workers and contractors.



SHAREHOLDER OUTREACH AND ENGAGEMENT

Following our May 2024 shareholders' meeting, the Board undertook our most extensive shareholder engagement program to date. As part of the engagement, we met with 17 shareholders representing over two-thirds of the issued and outstanding shares of Enerflex. Key areas of interest raised by investors included: (i) strategy, risk, and capital allocation; (ii) the role of management and the Board; and (iii) executive compensation. The Board has taken meaningful and concrete steps to be responsive to the feedback we received from our shareholders. In addition to shareholder outreach, we launched a comprehensive Board Effectiveness Review facilitated by an independent governance consultant and informed by 360-degree feedback. For further details on the actions we took following the vote from the last annual meeting, please see the section entitled "*Response to the 2024 Shareholder Meeting Results*".

LOOKING FORWARD TO 2025

While taking advantage of the strong macro natural gas fundamentals, Enerflex is maintaining a keen focus on the profitability of our core operations, increasing direct returns to shareholders, and making disciplined capital investments. As well, we are committed to continuously evaluating and enhancing our governance practices to promote the best interests of Enerflex, our shareholders, and other stakeholders.

We believe Enerflex's 2024 shareholder outreach and subsequent actions have strengthened our foundation for long-term growth and value creation. We appreciate your ongoing engagement and support and invite shareholders to continue to engage with the Board by reaching out to us at chair@enerflex.com.

Please take a moment to read this circular and register your vote on all items of business to be addressed at the meeting. Your participation is important to shaping the future of Enerflex. We strongly encourage all shareholders to vote in advance of the meeting by proxy using the convenient voting methods outlined in the Management Information Circular.

On behalf of the Board and the management team, thank you for your continued trust and support in Enerflex.

Sincerely,

(signed) "Kevin J. Reinhart"

Kevin J. Reinhart
Chair of the Board of Directors



TABLE OF CONTENTS



NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS

<u>**WHEN**</u> **Wednesday, May 7, 2025**
1:30 p.m. Mountain Daylight Time

<u>**WHERE**</u> **Online at https://virtual-meetings.tsxtrust.com/1737**
Passcode: enerflex2025 (case sensitive)

ITEMS OF BUSINESS TO BE CONSIDERED AT THE MEETING

At the meeting, the following items of business will be considered:

a) Receive the Annual Consolidated Financial Statements of Enerflex Ltd. as at and for the year ended December 31, 2024, together with the report of the independent auditors thereon;

b) To fix the number of directors of the Company to be elected at the meeting at eight (8);

c) Elect the directors of Enerflex Ltd.;

d) Appoint Ernst & Young LLP as the independent auditors of Enerflex Ltd. for the ensuing year and authorize the directors to fix their remuneration;

e) Hold a non-binding, advisory vote on our approach to executive compensation; and

f) Any other business that may be properly brought before the meeting.

The Board of Directors of Enerflex Ltd. unanimously recommends that all shareholders vote **<u>FOR</u>** all resolutions on the items of business listed above.

WHO CAN VOTE?

You are entitled to receive notice of and vote at the meeting if you hold common shares of Enerflex Ltd. at the close of business on March 18, 2025.

MATERIALS

Enerflex has elected to use the notice-and-access provisions for the meeting in respect of mailings to its shareholders. All shareholders of record as of March 18, 2025 will be mailed a notice package which will include: (i) the form of proxy or voting instruction form, as applicable; (ii) basic information about the meeting and matters to be voted on at the meeting; (iii) instructions on how to obtain a paper copy of the meeting materials; and (iv) a plain language explanation of how the notice-and-access system operates and how the meeting materials can be accessed online including on our website at www.enerflex.com.

Beneficial Shareholders are asked to consider signing up for electronic delivery ("**E-delivery**") of future Shareholder meeting materials. E-delivery is a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative, eliminating the use of printed paper and the carbon footprint



of the mail delivery process. Signing up is quick and easy: go to www.proxyvote.com, sign in with your control number, vote on the proposed resolutions and, following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for E-delivery, going forward you will receive your future Shareholder meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

VOTING AND PROXIES

Shareholders can vote their Enerflex shares by using the proxy form or voting instruction form, as applicable, included in the materials that have been mailed. Registered shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) that attend the virtual meeting will be able to vote by completing a ballot online during the meeting through the virtual meeting platform. If you use your control number to log in to the meeting, any vote you cast at the virtual meeting will automatically and without any further action revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the virtual meeting. Your vote will be counted and acted upon in accordance with your previously provided instructions. You should only vote at the virtual meeting if you have not previously voted or wish to change your vote.

Shareholders that have questions about voting their Enerflex shares may contact Kingsdale Advisors, Enerflex's strategic advisor, by telephone at 1-855-682-2019 (toll-free in North America) or 416-623-2516 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions. Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the meeting but will not be able to vote or ask questions during the meeting.

PLEASE TAKE A MOMENT TO VOTE. YOUR PARTICIPATION IS IMPORTANT TO US.

Calgary, Alberta	By order of the Board of Directors of Enerflex Ltd.
March 21, 2025	(signed) "Kevin J. Reinhart"
	Kevin J. Reinhart **Chair of the Board**

The specific details of the matters proposed to be put before the meeting are set forth in the management information circular dated March 21, 2025 (the "**Circular**"), accompanying, and forming part of this Notice of 2025 Annual Meeting of Shareholders. You are encouraged to vote in advance of the meeting by proxy using the various available voting channels, as described in the Circular. You are entitled to vote if you hold common shares of Enerflex Ltd. at the close of business on March 18, 2025, the record date for the meeting.

To ensure your votes are counted at the meeting, your proxy must be received by TSX Trust Company by May 5, 2025, at 1:30 pm (Mountain Daylight Time) or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of any adjournment(s) or postponement(s) of the meeting. If you received a voting instruction form, you must provide your instructions as specified in the voting instruction form in sufficient time for the intermediary to act on them prior to that deadline.



ABOUT ENERFLEX

Enerflex's 45-year success is built upon our shared Vision of: ***Transforming Energy for a Sustainable Future****,* propelled by a long-term strategy centered on four foundational pillars.

- **Leading Position in Growing Markets:** Using the Company's strong market position in core countries to benefit from expected growth in natural gas and produced water volumes.
- **Stable Energy Infrastructure Platform:** Building upon an Energy Infrastructure platform that generates steady, recurring revenue.
- **Engineered Systems, a Strategic Differentiator:** Our Engineered Systems modularized energy solutions distinguish Enerflex through our commitment to technical excellence and provides unique advantages to Enerflex's Energy Infrastructure and After-Market Services business lines.
- **Financial Strength and Discipline:** Maintaining balance sheet strength and paying a sustainable dividend.

Headquartered in Calgary, Alberta, Canada, the Company has operations in 17 countries across North America, Latin America, and the Eastern Hemisphere. With over 700,000 sq. ft. of manufacturing capability in North America, Enerflex delivers high-quality, long-life solutions globally.

Through simplifying and optimizing our core business, and with our disciplined execution and a strong reputation for quality production and services, we are well-positioned to meet the increasing demand for sustainable energy infrastructure via our integrated natural gas, treated water, and energy transition solutions – and to continue generating sustainable value for all stakeholders.







Where Enerflex is Today | At-a-Glance
44
Operating Years
~4,600
Employees
~70
Locations
7
Core Countries(1)
~2.0M
Horsepower of Gas Compression (Operated)
26
BOOM Projects(2)

Transforming Energy for a Sustainable Future
Eastern Hemisphere
North America
Latin America
Enerflex Geographies
Enerflex Key Offices
Enerflex Manufacturing Facility

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Enerflex's audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2024, and the independent auditors' report thereon, contained in Enerflex's 2024 Annual Report, will be tabled at the meeting. Copies of Enerflex's 2024 Annual Report may be obtained: (i) from Enerflex's website at www.enerflex.com; (ii) from the Corporate Secretary of Enerflex upon request; and/or (iii) under the electronic profile of Enerflex on both SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar.

No formal action will be taken at the meeting to approve the audited Annual Consolidated Financial Statements, which have already been approved by the Enerflex Board of Directors.

FIXING THE NUMBER OF DIRECTORS

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of directors of the Company to be elected at the meeting at eight (8).

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE FOR FIXING THE NUMBER OF DIRECTORS OF THE COMPANY TO BE ELECTED AT THE MEETING AT EIGHT (8)**

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR fixing the number of directors of the Company to be elected at the meeting at eight (8).

ELECTION OF DIRECTORS

The Board currently consists of eight (8) directors and the terms of each will expire immediately following the meeting or any adjournment or postponement thereof. The Board has determined to nominate the following eight (8) directors for re-election to the Board to serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed:

Fernando R. Assing	**Benjamin Cherniavsky**
Joanne Cox	**James C. Gouin**
Mona Hale	**Kevin J. Reinhart**
Thomas B. Tyree, Jr.	**Juan Carlos Villegas**

All nominees have consented to stand for election and serve as directors if elected. If, for any reason, any nominee does not stand for election or is unable to serve as such, the persons named in the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors (unless the Shareholder has specified in the relevant form of proxy that its Enerflex shares are to be withheld from voting on the election of directors). For information about each director nominee, see "*Director Profiles*".

Enerflex has a Majority Vote policy which requires any director nominee who receives a greater number of votes "against" than votes "for" their election (in uncontested elections only) to immediately submit to the Chair of



the NCG Committee their resignation. The NCG Committee shall accept the resignation unless accepting such resignation would result in Enerflex no longer having the requisite number of Canadian resident directors or Enerflex no longer satisfying the *Canada Business Corporations Act* requirement that at least two directors not also be officers or employees of Enerflex or its affiliates. A director whose resignation has been accepted by the NCG Committee will be permitted to continue in office until the earlier of (a) the 90th day after the day of the election, and (b) the day on which their successor is appointed or elected. A copy of Enerflex's Majority Vote policy is available on Enerflex's website at www.enerflex.com.

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE FOR THE NOMINATED DIRECTORS**

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote **FOR** the election of each director nominee.

APPOINTMENT OF AUDITORS

The Board of Directors unanimously recommends that Ernst & Young LLP, be appointed as auditors of Enerflex, at a remuneration to be fixed by the Board, to hold office until the close of the next annual meeting of Shareholders. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and has been the independent auditor for Enerflex since June 1, 2011. In accordance with these rules, the lead partner is limited to participating on an audit engagement for no more than five years. This mandatory rotation assists to maintain audit partner independence and improve audit integrity. Ernst & Young LLP has assigned two lead partners to Enerflex to stagger the rotation of the audit partner with the last rotation of the audit partner occurring in 2022 and the next rotation contemplated for 2025. Should Ernst & Young LLP for any reason be unwilling or unable to accept reappointment, the Board will exercise their discretion to appoint an alternate auditor. For details concerning the fees paid to Ernst & Young LLP, see "*Audit Committee – Remuneration of Auditors*" in the AIF.

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP AND AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION**

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote **FOR** the reappointment of Ernst & Young LLP as auditors of Enerflex to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Enerflex has held an advisory "say on pay" vote every year since 2015. Consistent with our commitment to strong corporate governance, the Board is continuing to provide Shareholders the opportunity to vote on our approach to executive compensation. For a discussion of the steps the HRC Committee along with the Board took to address the results of the "say on pay" advisory vote at the last annual meeting of shareholders held on May 7, 2024, please see the sections entitled "*Response to 2024 Shareholder Meeting Results*" and "*Compensation Discussion and Analysis*".



Proposed Resolution and Board Recommendation

At the meeting, Shareholders will be asked to vote on the following resolution:

"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept Enerflex's approach to executive compensation disclosed in this Management Information Circular".

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u> OUR APPROACH TO EXECUTIVE COMPENSATION**

While this is an advisory vote and the results are non-binding, the HRC Committee and the Board believe that the vote is an important part of Enerflex's ongoing engagement with Shareholders about executive compensation and governance matters. The Board will take the results of the vote into account as part of its ongoing review of executive compensation.

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote <u>FOR</u> the advisory resolution to accept Enerflex's approach to executive compensation.

OTHER MATTERS

As of the date of this Circular, Enerflex is not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting. **If there are amendments or variations to the items of business or other matters that properly come before the meeting, Shareholders or their proxyholders have the discretionary authority to vote the Enerflex shares as they see fit.**



RESPONSE TO 2024 SHAREHOLDER MEETING RESULTS

Enerflex greatly values ongoing engagement with its shareholders, as the insights and the perspectives conveyed to us during these engagements have helped to shape Enerflex's governance practices and overall strategy.

Following our 2024 annual Shareholders' meeting, the Board assembled a working team of independent directors to engage with Shareholders to solicit their feedback. This engagement was the most extensive Shareholder outreach program ever undertaken by the Board, reflecting and reinforcing the Board's commitment to listening to Shareholders. We invited 21 of our largest shareholders, holding approximately 79 percent of our outstanding common shares, to provide feedback. The working group of independent directors, led by the independent Board Chair, ultimately met with 17 shareholders holding 67 percent of our outstanding common shares (in each case, as at June 30, 2024). In addition, Board representatives met with a sell-side analyst to gain additional perspective into how Enerflex was perceived by current and potential investors. Finally, the Board undertook a Board Effectiveness review facilitated by an independent governance consultant, which was underpinned by a 360-degree feedback review.

2024 Shareholder Outreach Program		
	Number of Investors	**% of Issued and Outstanding Common Shares [1]**
Contacted	21	79
Declined	4	12
Met With	**17**	**67**

Note:
(1)   As of June 30, 2024.

Each of the meetings was held either in person or virtually, and was led by the Board Chair, with participation from the Chair of the HRC Committee, the Chair of the NCG Committee, and/or a recently appointed independent director, along with the Corporate Secretary for record-keeping purposes. To facilitate candid and unfettered discussion, meetings with Shareholders included, at their option, an in-camera portion during which no members of management were present. Finally, the Board Chair and Chair of the HRC Committee held off-season engagement meetings with both major proxy advisors to understand their views and to describe the actions undertaken by the Board in response to the Shareholder meetings.

During this engagement, Shareholders were invited to discuss topics that were of interest to them. The primary matters raised included: the strength of the natural gas macro environment; corporate strategy, including how the Exterran assets fit into the overall strategy of Enerflex; risk profile; capital allocation priorities; role of management and the Board in the leadership of Enerflex; and executive compensation.



The feedback gained during these meetings was shared and discussed periodically with the full Board as the meetings progressed, with a full review and comprehensive discussion upon conclusion of the meetings. Guided by the feedback, the Board has undertaken several initiatives, the details of which are provided below:

Subject of Discussion	Themes We Heard	Actions Informed by What We Learned
Strategy, Risk, and Capital Allocation	➢ That shareholders were generally bullish on natural gas fundamentals. ➢ How the expanded global footprint and acquisition of certain assets had increased Enerflex's complexity and risk profile. ➢ How capital allocation needs to be more clearly articulated.	➢ The Board incorporated Shareholder feedback in evaluating ongoing choices regarding strategy, risk, and capital allocation. ➢ Enerflex achieved publicly stated debt levels and took steps to reduce our net finance costs by repaying debt, redeeming a portion of our high-yield notes, and achieving credit rating upgrades. ➢ Enerflex articulated its capital allocation framework to address the use of free cash flow once target debt levels were achieved. ➢ The quarterly dividend was increased by 50 percent. ➢ Enerflex selectively deployed growth capital focused on customer-supported strategic opportunities aligned with long-term objectives in core operating countries. ➢ Enerflex announced that it had received Board approval to commence a normal course issuer bid to acquire common shares in an amount up to 5 percent of the public float over the next 12 months.

Governance Enhancements	➢ That Shareholders wanted to discuss the role of management and the Board in leading Enerflex.
	➢ That Shareholders believed the Board could enhance its oversight capabilities.
		➢ Enerflex reshaped the Board by:
		  ○ Adding another independent director in Q4 2024, in addition to the independent director added in Q1 2024.
		  ○ Two long-tenured directors retiring.
		  ○ Appointing new Chairs to each of the HRC Committee and the NCG Committee; and
		  ○ Realigning the composition of each of the standing Committees.
		➢ All directors participated in an assessment of the Board's effectiveness, including individual performance.
		➢ Developed a more robust and dynamic director succession and planning process.



| Executive Compensation | ➢ That Shareholders believed compensation of the CEO is not adequately aligned with enhancing Shareholder value.
➢ That the one-time transaction bonus paid to the then President and CEO was not contingent on future performance metrics. | ➢ The Board committed that if a one-time award is granted, it would be aligned with the long-term interests of the Company and Shareholder value creation, and detailed disclosure regarding the form and rationale for such award will be provided.
➢ We reviewed and revised our compensation program to better align with value creation including:
    o Revising the STIP program.
    o Adjusting our compensation and performance peer groups for 2025, to better reflect Enerflex's relative size and market for executive talent.
    o Enhancing compensation disclosures.
➢ The STIP was revised by:
    o Utilizing STIP metrics to focus on Net Income, SG&A Reductions, and free cashflow generation.
    o Continuing our emphasis on safety.
    o Establishing targets and shoulders rigorously to drive performance.
    o Revising the goals of our EMT members to a single scorecard, with weighting for the CEO at 80 percent Enterprise and 20 percent personal and all other EMT members at 70 percent Enterprise and 30 percent personal. |

For additional information on the governance enhancements and Enerflex's approach to corporate governance, please see the "*Board Governance*" section of this Circular.

For additional information on the changes made to the executive compensation plans and Enerflex's approach to executive compensation, please see the "*Compensation Discussion and Analysis*" section of this Circular.



OVERVIEW OF PROPOSED BOARD COMPOSITION

Eight individuals are being nominated for re-election as directors to our Board at the meeting. Each nominee currently serves as a director of Enerflex and brings extensive experience, professional expertise, and industry knowledge to our Board. Provided below is an overview of certain key attributes of our nominees. Detailed nominee profiles, including professional experience, 2024 meeting attendance, share ownership status, and other public company directorships, are provided in the pages that follow. All director nominees are independent. The Board has reviewed the independence and qualifications of each nominee and recommends their nomination for election as directors of Enerflex.

	Tenure (years)	Independent	Gender	Country of Citizenship	Age
Mr. Assing	5	Yes	Male	U.S.A.	59
Mr. Cherniavsky [1]	0	Yes	Male	Canada	54
Ms. Cox	2	Yes	Female	Canada	58
Mr. Gouin	3	Yes	Male	Canada	65
Ms. Hale	4	Yes	Female	Canada	62
Mr. Reinhart	8	Yes	Male	Canada	66
Mr. Tyree	1	Yes	Male	U.S.A.	64
Mr. Villegas	6	Yes	Male	Chile	70

Note:
(1)   Mr. Cherniavsky was appointed to the Board on November 25, 2024.

BOARD DEMOGRAPHICS

The following table reflects the demographics of the Board based on the director nominees proposed for election at the meeting.

	Gender	Location	Average Age	Average Tenure	Independent
Directors	Male – 75%	Canada – 63%	62 years	4 years	100%
	Female – 25%	U.S.A. – 25%			
		Latin America – 12%			



STANDING COMMITTEE MEMBERSHIP

The following table assumes that the director nominees are elected at the meeting and represents the expected composition of each standing Committee immediately following the conclusion of the meeting.

Director	Audit Committee	NCG Committee	HRC Committee
Mr. Assing			✔
Mr. Cherniavsky	✔		
Ms. Cox		✔	✔ (Chair)
Mr. Gouin	✔		
Ms. Hale	✔ (Chair)		
Mr. Tyree		✔ (Chair)	✔
Mr. Villegas		✔	✔

Note:
(1) Mr. Reinhart, Chair of the Board, does not sit on any standing Committees but attends by invitation all or substantially all the NCG Committee meetings and, to the extent possible given overlapping meeting times, Audit Committee and HRC Committee meetings. Mr. Reinhart does not have a vote at any such Committee meetings.

SKILLS MATRIX

Annually, each director is asked to rate their respective skills and experience across the range of key qualifications set forth in the skills matrix. This data is compiled into the matrix and reviewed by the NCG Committee and the Chair of the Board to ensure that director experience, qualifications, skills, and the composition of the Board and its Committees meet the needs of the Board and Enerflex. The Board maintains a skills matrix to:

➢ evaluate the competencies and skills of the directors based on the individual experience and background of each director;
➢ identify the skills and diversity that are necessary for the Board to carry out its mandate effectively;
➢ identify areas for strengthening the Board, if any; and
➢ address any gaps through the recruitment of new directors, as appropriate.

The Board regularly reviews and periodically updates its skills matrix to include a range of skills deemed relevant to the work of the Board, resulting in a broader range of candidates deemed qualified. As the Board seeks to ensure diversity among its membership, application of the updated skills matrix in the recruitment and selection process is intended to result in greater diversity among Board members.

To assess our current Board composition and potential director candidates, the Board considers the following skills in current and potential directors:



Public Company Board and Governance Experience

Board Experience
➢ Prior or current experience as a board member of a major company other than Enerflex.
➢ Advanced experience/expertise includes current or prior service on multiple public company boards.

Governance Expertise
➢ Corporate governance knowledge, including governance committee experience or functional responsibility for corporate governance in a major company (e.g. CEO or General Counsel).
➢ Advanced experience/expertise includes such service with multiple companies.

Risk Oversight
➢ Experience identifying/evaluating risks and ensuring that management has implemented appropriate systems to manage risk.
➢ Advanced experience/expertise includes oversight responsibility for risk management at multiple companies (e.g. audit committee, CEO, CFO, General Counsel).

Managing and Leading Value Creation

Executive Leadership
➢ Experience leading a company or a major functional area or business segment of a company.
➢ Advanced experience/expertise includes C-suite and/or EVP experience for 10+ years and/or at multiple companies.

Strategic Development
➢ Executive experience developing, evaluating, and implementing a strategic plan at a major company.
➢ Advanced experience/expertise includes leadership of such activities for 10+ years and/or at multiple companies (e.g. CEO, CFO).

Senior Management Experience
➢ Most senior managerial position held.

Industry Experience

Oil and Gas
➢ Executive experience at an oilfield service or oil and gas company with related industry domain knowledge.
➢ Advanced experience/expertise includes a leadership role (e.g. C-suite or EVP) for 10+ years and/or at multiple companies.

Midstream / Energy Infrastructure
➢ Executive experience at a midstream company or a major company with material midstream operations.
➢ Advanced experience/expertise includes a leadership role (e.g. C-suite or EVP) overseeing midstream-related activities for 10+ years and/or at multiple companies.

Manufacturing
➢ Managerial experience at a manufacturing company or a major company with material manufacturing operations.
➢ Advanced experience/expertise includes a leadership role at such a company and/or technical experience in gas compression, processing, and associated oilfield equipment.

Sales and Marketing
➢ Executive experience relating to sales and marketing and revenue generation.
➢ Advanced experience/expertise includes leadership of a material sales and marketing function for 10+ years and/or at multiple companies.



Financial Expertise

Accounting / Audit
➢ Executive responsibility for financial accounting and reporting, with knowledge of internal financial controls.
➢ Advanced experience/expertise includes public company audit committee, CFO, CAO, and partner-level roles at large accounting firms.

Corporate Finance and M&A
➢ Executive experience in corporate finance with knowledge of debt and equity markets, capital structuring, mergers and acquisitions, and value creation.
➢ Advanced experience/expertise includes public company CFO or senior investment banking roles.

Business Expertise

Operational Expertise
➢ Managerial experience relating to the operation of an oilfield service company or oil and gas assets and related infrastructure.
➢ Advanced experience/expertise includes operational leadership of such a function for 10+ years and/or at multiple companies (e.g. CEO, COO, group president).

Project Management
➢ Managerial experience relating to the execution of large-scale projects, including resources, risks, project status, and quality assurance.
➢ Advanced experience/expertise includes management and execution of multiple such projects.

International Expertise
➢ Managerial experience in an organization with material operations outside North America.
➢ Advanced experience/expertise includes leadership responsibility for operations outside North America for 10+ years and/or at multiple companies (e.g. CEO, COO, group president).

Health / Safety / ESG Expertise
➢ Experience developing or managing health, safety, and/or ESG programs, including workplace health & safety, sustainability & environment, diversity and inclusion, and social responsibility.
➢ Advanced experience/expertise includes health/safety/ESG oversight at the board or corporate level.

HR and Compensation Expertise
➢ Experience managing compensation programs, succession planning, and talent management.
➢ Advanced experience/expertise includes designing and managing compensation programs or managing a corporate payroll for 10+ years and/or at multiple companies (e.g. CEO, CFO, head of HR, compensation committee member).

Technology and Systems Expertise
➢ Experience managing technology programs with knowledge of general IT controls, cybersecurity, and/or artificial intelligence.
➢ Advanced experience/expertise includes oversight or management of corporate IT functions, direct IT experience, or board-level responsibility for IT/cybersecurity/AI.

The following matrix reflects the diverse skill set requirements of the Board and identifies the specific skills and experiences possessed by each individual proposed nominee.



Director Skills and Experiences	Assing	Cherniavsky	Cox	Gouin	Hale	Reinhart	Tyree	Villegas
Public Company Board and Governance Experience								
Board Experience	●	●	◉	●	●	●	●	◉
Governance Expertise	●	●	●	●	●	●	●	●
Risk Oversight	●	●	●	●	●	●	●	●
Managing and Leading Value Creation								
Executive Leadership	●	○	●	●	●	●	●	●
Strategic Development	●	○	●	●	●	●	●	●
Senior Management Experience	CEO	MD	EVP	CEO	SVP	CEO	CEO	COO
Industry Experience								
Oil and Gas	●	●	●	◉	●	●	●	●
Midstream / Energy Infrastructure	◉	○	○	◉	○	◉	◉	◉
Manufacturing	●	◉	○	●	◉	◉	○	●
Sales and Marketing	●	○	○	●	○	◉	●	●
Financial Expertise								
Accounting / Audit	○	●	◉	●	●	●	●	◉
Corporate Finance and M&A	◉	●	◉	●	◉	●	●	◉
Business Expertise								
Operational Expertise	●	○	◉	●	○	●	●	●
Project Management	●	○	○	●	●	●	○	●
International Expertise	●	◉	●	●	●	●	◉	●
Health / Safety / ESG Expertise	●	◉	●	◉	◉	●	●	●
HR and Compensation Expertise	●	◉	●	●	●	●	●	●
Technology and Systems Expertise	○	○	○	○	●	●	◉	○

●   Advanced degree of experience or expertise in specific area

◉   General experience or expertise in specified area

○   Limited experience or expertise in specific area



DIRECTOR PROFILES



Independent

Director Since: 2020

Committees: HRCC

Age: 59

Texas, United States

Fernando R. Assing

Mr. Assing has more than 30 years of executive leadership and business expertise developed through extensive experience developing and executing strategies for companies in the international oil and gas and manufacturing industries.

Mr. Assing has served as Chief Executive Officer of Camin Cargo Control, an internationally recognized testing, inspection, and certification company, since February 2025. Prior to joining Camin, Mr. Assing was Chief Executive Officer of Centurion Group Limited, a global rental and services platform backed by SCF Partners. Prior to Centurion Group, Mr. Assing was Chief Executive Officer of Tesco Corporation (NASDAQ:TESO) until its sale to Nabors Industries (NYSE:NBR) in 2017, and prior thereto he served in multiple regional and global positions within Schlumberger and Technip.

Mr. Assing serves on the board of Camin Cargo Controls (U.S.A).

Mr. Assing holds a Bachelor of Civil Engineering from Jose Maria Vargas University in Venezuela.

Enerflex Board and Committee Attendance – 2024

	Attendance	Percentage of Meetings Attended
Board	12 of 12	100%
HRC Committee	15 of 15	100%
Ad Hoc Risk Committee [9]	1 of 1	100%
Overall Attendance	**28 of 28**	**100%**

Enerflex Securities Held as of:	March 21, 2025 [1]	March 10, 2024	Change
Enerflex shares	**Nil**	Nil	–
DSUs [2]	**148,858**	114,366	30%
Total value of equity holdings [3]	**$1,114,256**	$707,066	**58%**
Enerflex share ownership status	Compliant		

Other Public Company Directorships

Tesco Corporation (2014 - 2017)





Independent

Director Since: 2024 [4]

Committees: Audit [4]

Age: 54

British Columbia, Canada

Benjamin Cherniavsky

Mr. Cherniavsky has worked for over 30 years in the financial services industry with advanced experience as a director, financial advisor and research analyst of publicly traded industrial and manufacturing companies listed in Canada. In addition, he is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Cherniavsky has served as a partner at Fort Capital Partners, an investment banking advisory firm, since 2022. Prior thereto, he worked for over 20 years at Raymond James Ltd., including as Managing Director, Equity Analyst and Head of Industrials Research.

Mr. Cherniavsky sits on the board of Toromont Industries (TSX: TIH). He is also active in his community where he sits on the boards of the Cherniavsky Junior Club for the Performing Arts, the Whistler Tennis Association, and St. George's School.

Mr. Cherniavsky holds a BA in Economics from the University of Alberta and an MBA from the Richard Ivey School of Business at Western University.

Enerflex Board and Committee Attendance – 2024		
	Attendance	**Percentage of Meetings Attended**
Board	1 of 1	100%
Audit Committee	1 of 1	100%
Overall Attendance	**2 of 2**	**100%**

Enerflex Securities Held as of:	**March 21, 2025** [1]	March 10, 2024	Change
Enerflex shares	**5,850**	N/A	N/A
DSUs [2]	**2,655**	N/A	N/A
Total value of equity holdings [3]	**$63,663**	N/A	N/A
Enerflex share ownership status	On track [5]		

Other Public Company Directorships

Toromont Industries Ltd. (Audit / HR committees) (2021 - present)





Independent

Director Since: 2023

Committees: HRCC (Chair), NCGC [6]

Age: 58

Alberta, Canada

Joanne Cox

Ms. Cox has over 30 years of executive experience in the energy sector, advising and leading global upstream exploration and production companies and energy services companies on legal, governance, and strategic matters. She has been an executive of publicly-traded companies listed on the TSX and NYSE for over 15 years and has a deep familiarity with governance and regulatory matters.

Ms. Cox served as Executive Vice President and General Counsel of Ovintiv Inc. from 2015 to 2021. From 2008-2014, Ms. Cox served as Senior Vice President, General Counsel and Corporate Secretary of Precision Drilling Corporation.

Ms. Cox currently serves as chair of the board of Hull Services, a non-profit organization, and is a member of the Strategic Advisory Board of the O'Brien Institute for Public Policy at the University of Calgary's Cumming School of Medicine.

Ms. Cox holds a Bachelor of Commerce degree with Distinction and a Bachelor of Laws degree with Distinction from the University of Saskatchewan.

Enerflex Board and Committee Attendance – 2024		
	Attendance	Percentage of Meetings Attended
Board	12 of 12	100%
Audit Committee	7 of 7	100%
NCG Committee	5 of 5	100%
HRC Committee	9 of 9	100%
Ad Hoc Risk Committee [8]	1 of 1	100%
Overall Attendance	**34 of 34**	**100%**

Enerflex Securities Held as of:	March 21, 2025 [1]	March 10, 2024	Change
Enerflex shares	**13,500**	10,000	35%
DSUs [2]	**37,401**	15,842	136%
Total value of equity holdings [3]	**$381,013**	$159,768	**138%**
Enerflex share ownership status	On track [5]		





James C. Gouin

Mr. Gouin is a finance and executive business leader with extensive board and governance experience developed during his four-decade career in the global manufacturing sector. Mr. Gouin has an advanced level of expertise in risk oversight, sales and marketing and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Gouin joined Tower International, Inc. in 2007 as Executive Vice President and Chief Financial Officer, and served as President of Tower beginning in 2016. He became Chief Executive Officer and served on Tower's board of directors in 2017 until its acquisition in 2019. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Additionally, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller, and as Vice President of Finance, Strategy and Business Development of Ford Motor Company's International Operations.

Mr. Gouin is currently a director and chair of the audit and risk management committee of Algoma Steel Inc. (NASDAQ: ASTL) (TSX: ASTL.XO), and a director and chair of the audit committee of International Automotive Components Group, a private company. Mr. Gouin served on the boards of Azure Dynamics, a hybrid electric drive train company, until 2012, the University of Detroit Mercy until October 2017, and Exterran Corporation until its acquisition by Enerflex in 2022; and also served as chair of the board of Vista Maria, a non-profit corporation, until 2019.

Mr. Gouin received a Bachelor of Business Administration from the Detroit Institute of Technology and a Master of Business Administration degree from the University of Detroit Mercy.

Independent

Director Since: 2022

Committees: Audit

Age: 65

Ontario, Canada

Enerflex Board and Committee Attendance – 2024		
	Attendance	**Percentage of Meetings Attended**
Board	12 of 12	100%
Audit Committee	15 of 15	100%
Ad Hoc Risk Committee [8]	1 of 1	100%
Overall Attendance	**28 of 28**	**100%**

Enerflex Securities Held as of:	**March 21, 2025** [1]	March 10, 2024	Change
Enerflex shares	**56,016**	56,016	0%
DSUs [2]	**42,178**	24,340	73%
Total value of equity holdings [3]	**$735,018**	$496,800	**48%**
Enerflex share ownership status	Compliant		

Other Public Company Directorships	
Algoma Steel Inc. (Audit Committee) (2021 – present)	Tower International (2017 - 2019)
Exterran Corporation (2015- 2022)	Azure Dynamics (Audit Committee Chair) (2009 – 2012)





Independent

Director Since: 2021

Committees: Audit (Chair)

Age: 62

Alberta, Canada

Mona Hale

Ms. Hale is an independent businessperson with over 40 years of executive, financial, and operational leadership experience across the oil and gas, mining, and telecommunications sectors. Over the course of her career, Ms. Hale has developed expertise in accounting and financial controls, commercial management, operational leadership, corporate strategic planning, and information technology. Ms. Hale has advanced experience in governance, risk oversight and strategic development and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Ms. Hale was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. (TSX:FTT) until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer of the Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS.

Ms. Hale currently serves as board chair for FortisAlberta Inc., a wholly-owned subsidiary of Fortis Inc. (TSX:FTS) (NYSE:FTS), and as a director and audit committee chair of Edmonton Airports. Ms. Hale is a former director of the University of Alberta, STARS Air Ambulance, the United Way of Alberta Capital Region, and TEC Edmonton.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta, a member of the International Women's Forum and Financial Executives International and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award.

Enerflex Board and Committee Attendance – 2024		
	Attendance	**Percentage of Meetings Attended**
Board	12 of 12	100%
Audit Committee	15 of 15	100%
Overall Attendance	**27 of 27**	**100%**

Enerflex Securities Held as of:	**March 21, 2025** [1]	March 10, 2024	Change
Enerflex shares	**10,000**	10,000	0%
DSUs [2]	**118,470**	81,726	45%
Total value of equity holdings [3]	**$961,645**	$567,094	**70%**

Enerflex share ownership status	Compliant





Independent

Director Since: 2017

Board Chair

Age: 66

Alberta, Canada

Kevin J. Reinhart

Mr. Reinhart is an independent businessperson with over 35 years' experience in the international oil and gas and public accounting industries. During his career, Mr. Reinhart developed advanced finance, executive leadership, operational, compensation, project management, risk management, international and HSE/ESG expertise. As a former Chartered Professional Accountant and Chief Financial Officer, Mr. Reinhart has advanced expertise and experience in accounting and financial matters and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. Having served public company boards for over 20 years, Mr. Reinhart applies his advanced expertise in executive leadership, corporate governance, risk oversight, strategic development, and finance as Chair of the Enerflex Board of Directors.

Mr. Reinhart was President of the western world operations of CNOOC Limited from 2013 to 2014. Prior to CNOOC's acquisition of Nexen Inc., Mr. Reinhart was appointed its Interim Chief Executive Officer in 2012 and was its Chief Financial Officer from 2009 to 2012. After joining Nexen Inc. in 1994, he held several senior roles in financial reporting, treasury, risk management, strategic planning, and business development. Mr. Reinhart began his career in the public accounting sector.

Mr. Reinhart has served as a director of three publicly listed companies including Canexus Limited, Nexen Inc. and Vermillion Energy Inc.

Mr. Reinhart is a former Chartered Professional Accountant and holds a Bachelor of Commerce degree from Saint Mary's University.

Enerflex Board and Committee Attendance – 2024		
	Attendance	**Percentage of Meetings Attended**
Board – Chair	12 of 12	100%
Overall Attendance	**12 of 12**	**100%**

Enerflex Securities Held as of:	**March 21, 2025** [1]	March 10, 2024	Change
Enerflex shares	**56,250**	56,250	0%
DSUs [2]	**251,661**	206,867	22%
Total value of equity holdings [3]	**$2,304,826**	$1,626,716	**42%**
Enerflex share ownership status	Compliant		

Other public company directorships	
Vermillion Energy Inc (2015 - 2016) (Audit Committee Chair)	Nexen Inc. (2012 – 2013)
Canexus Limited (2005 – 2010)	





Independent

Director Since: 2024

Committees: NCGC (Chair), HRCC, Audit (2024) [7]

Age: 64

Colorado, United States

Thomas B. Tyree, Jr.

Mr. Tyree has extensive executive leadership and financial expertise in the energy industry and as a financial advisor to energy companies. Over the course of his career, Mr. Tyree has also acquired advanced board, governance and risk oversight expertise, and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Tyree served as chair of Northwoods Energy LLC, an upstream oil and gas company that he co-founded in 2018, which was acquired in 2023. From 2020 through 2021, Mr. Tyree was Executive Chair and then Chief Executive Officer of Extraction Oil & Gas (NASDAQ:XOG), where he led the company's restructuring and strategic efforts, which culminated in the formation of Civitas Resources. Prior thereto, he served as a director of Bonanza Creek Energy (NYSE:BCE) from 2017 to 2020. Mr. Tyree was also co-founder, President, Chief Financial Officer, and board member of Vantage Energy, LLC from 2006 until its sale in 2016. From 2003 through 2006, he served as Chief Financial Officer of Bill Barrett Corporation (NYSE: BBG) and from 1989 to 2003, Mr. Tyree was a Managing Director at Goldman, Sachs & Co., focused on strategic advisory and financing transactions and leading their U.S. and Canadian upstream business.

Mr. Tyree also serves on the boards of Antero Resources (NYSE:AR) and Project Canary, a private emissions management company based in Denver, CO.

Mr. Tyree received a Master of Business Administration degree from the Wharton School at the University of Pennsylvania and a Bachelor of Arts degree from Colgate University, where he currently serves as a member of the board of trustees.

Enerflex Board and Committee attendance – 2024		
	Attendance	**Percentage of Meetings Attended**
Board	11 of 11	100%
Audit	8 of 8	100%
HRC Committee	1 of 1	100%
Overall Attendance	**20 of 20**	**100%**

Enerflex Securities Held as of:	**March 21, 2025** [1]	March 10, 2024	Change
Enerflex shares	**Nil**	N/A	N/A
DSUs [2]	**13,896**	N/A	N/A
Total value of equity holdings [3]	**$104,017**	N/A	N/A
Enerflex share ownership status	On track [5]		

Other Public Company Directorships

Antero Resources Corporation (Audit, ESG and formerly Compensation committees) (2019 - Present)

Extraction Oil & Gas (Executive Chair) (2020 - 2021)

Bonanza Creek Energy (Audit and Compensation committees) (2017 - 2020)





Independent

Director Since: 2019

Committees: HRCC, NCGC

Age: 70

Region Metropolitana, Chile

Juan Carlos Villegas

Mr. Villegas is an independent businessperson with over 40 years of advanced executive and operational leadership experience in the industrial services sector across North America and Latin America.

Until his retirement, Mr. Villegas was President and Chief Operating Officer of Finning Canada and prior thereto was Chief Operating Officer for Finning International (TSX: FTT) after holding numerous senior executive roles at the company which provided him the opportunity to develop advanced experience in corporate planning, business development, operations leadership, and risk management. Mr. Villegas began his career with Cummins and Komatsu in Latin America, managing businesses in Chile, Argentina, Bolivia and Peru.

For the past 20 years, Mr. Villegas has served as a director for private organizations including Cummins Argentina, Valvoline Argentina, SABINCO and Komatsu/Mitsui Peru. Until his retirement in December 2018, Mr. Villegas sat on the Caterpillar Global Mining Counsel.

Mr. Villegas was educated in Chile and attended the University of California at Irvine.

Enerflex Board and Committee Attendance – 2024		
	Attendance	**Percentage of Meetings Attended**
Board	12 of 12	100%
HRC Committee	15 of 15	100%
NCG Committee	6 of 6	100%
Overall Attendance	**33 of 33**	**100%**

Enerflex Securities Held as at:	**March 21, 2025** [1]	March 10, 2024	Change
Enerflex shares	**57,600**	57,600	0%
DSUs [2]	**185,117**	149,455	24 %
Total value of equity holdings [3]	**$1,816,825**	$1,280,114	**42%**
Enerflex share ownership status	Compliant		

Notes:
(1) Securities of Enerflex beneficially owned, controlled or directed, directly or indirectly.
(2) Enerflex DSUs are non-voting, notional units with a value equal to an Enerflex share. DSUs can only be redeemed when the holder leaves the Company. Directors are required to receive a portion of their compensation in DSUs, Enerflex shares, or a combination of both, and can elect to receive any portion of their remaining compensation, up to 100 percent, in DSUs, Enerflex shares, or a combination of both. DSU holders are exposed to the same economic risks and rewards as a holder of Enerflex shares.
(3) The sum of: (i) the value of DSUs held, and (ii) the value of Enerflex shares held, in each case determined by multiplying the number of DSUs or Enerflex shares, as applicable, by CAD $10.74, being the FMV of Enerflex shares on the TSX on March 21, 2025, with the sum being converted to US dollars at an exchange rate of USD $1.0000 = CAD $1.4348 (and for March 10, 2024, the FMV being CAD $8.47 and the sum being converted to US dollars at the 2024 Average Exchange Rate).
(4) Mr. Cherniavsky was appointed to the Board on November 25, 2024 and was appointed as a member of the Audit Committee on December 5, 2024.
(5) Each of Mr. Cherniavsky, Ms. Cox, and Mr. Tyree have five years following the date of their respective appointments to the Board to achieve the requisite Enerflex share ownership level, with 20 percent of such amount to be achieved in each of the five years following their appointment. See "*Board of Director Compensation – Share Ownership Guidelines*" for details.
(6) Effective May 8, 2024, Ms. Cox joined the HRC Committee and the NCG Committee and left the Audit Committee. On December 5, 2024, Ms. Cox was appointed Chair of the HRC Committee.
(7) Mr. Tyree was appointed to the Board on March 11, 2024. Effective May 8, 2024, Mr. Tyree joined the Audit Committee and on December 5, 2024, Mr. Tyree became Chair of the NCG Committee, a member of the HRC Committee, and left the Audit Committee.
(8) The Ad Hoc Risk Committee was dissolved subsequent to the July 2024 meeting with responsibility for risk retained by the full Board.



BOARD GOVERNANCE

BOARD OF DIRECTORS MANDATE

The Board of Directors has adopted a written mandate (the "**Board Mandate**"), which delineates the role of the Board and its responsibilities. In accordance with the Board Mandate, the Board regularly assesses the roles and responsibilities of its members, its Committees, and its Chair. In addition, the Board is responsible for the appointment of the President and CEO and for monitoring his or her performance, approving the corporate goals and objectives, determining compensation and benefits, and providing advice and counsel. The Board also regularly reviews the scope and limits of authority of management. The Board acts in a supervisory role over various matters and any responsibilities not delegated to management remain with the Board. The Board of Directors' supervisory role includes such matters as the strategic planning process, capital allocation decisions, the annual capital and operating plans, the Enterprise Risk Management program, executive appointments, compensation and succession planning (see "*Board Renewal and Succession Planning*"), any significant matters outside the ordinary course of business, and oversight of Enerflex's compliance, corporate governance, and ESG practices, principles, and policies. The Board Mandate is attached to this Circular as Appendix A.

BOARD STANDING COMMITTEES

Standing Committees of the Board of Directors are an integral part of Enerflex's governance structure. Three standing Committees have been established with a view to allocating expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. Each Committee has a documented mandate and a role description for its respective Committee Chair approved by the Board of Directors. Annually, each Committee reviews its mandate and related standing agenda, including a review of best practices, and submits any recommended changes to its mandate to the NCG Committee and ultimately to the Board for approval. Directors serving on any Committee must be independent. There are three standing Committees:

> ➢ Audit Committee
> ➢ Human Resources and Compensation Committee
> ➢ Nominating and Corporate Governance Committee

From time to time, the Board may form special or ad hoc Committees to address specific issues or matters which do not fall within the mandates of the existing standing Committees. The Board has oversight of management and identification and assessment of key business risks as part of Enerflex's Enterprise Risk Management program. During 2024, the Board's Ad Hoc Risk Committee, comprised of four independent directors, met to consider the framework for the Enterprise Risk Management program. Following their deliberations, the Ad Hoc Risk Committee was discontinued in 2025, with the Board retaining risk oversight responsibility.



Additional information concerning the Board and the three standing Committees is available on the Enerflex website at www.enerflex.com.

Audit Committee	
Members: Mona Hale (Chair) Ben Cherniavsky James Gouin **Independence** The Audit Committee shall consist of at least three directors, each of whom shall be independent pursuant to applicable securities legislation and the rules of any stock exchange on which securities of Enerflex are listed.	As at the date hereof, each member of the Audit Committee is independent and financially literate within the meanings set out in NI 52-110. In addition, Ms. Hale (Chair), Mr. Cherniavsky, and Mr. Gouin are each considered an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K (having an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal control over financial reporting; and an understanding of audit committee functions). Information regarding the Audit Committee required by NI 52-110, including the Audit Committee Terms of Reference, the composition of the Audit Committee, and the relevant education and experience of its members, can be found in the section entitled "*Audit Committee*" in the AIF. Principal responsibilities of the Audit Committee include: ➢ Overseeing financial statements and related disclosures, reports to Shareholders, continuous disclosures, and other related communications. ➢ Establishing appropriate financial policies. ➢ Ensuring the integrity of accounting systems and internal controls. ➢ Approving all audit and non-audit services provided by the independent auditor. ➢ Consulting with the auditor independent of management and overseeing the work of the independent auditor. ➢ Monitoring and directing, as appropriate, the activities of the internal audit group. ➢ Overseeing Enerflex's compliance, cybersecurity, and information technology programs.



Human Resources and Compensation Committee

Members:
Joanne Cox (Chair)
Fernando Assing
Tom Tyree, Jr.
Juan Carlos Villegas

Independence

The HRCC shall consist of at least three directors, each of whom shall be independent pursuant to applicable securities legislation and the rules of any stock exchange on which securities of Enerflex are listed.

The Board of Directors recognizes the importance of appointing knowledgeable and experienced individuals to the HRC Committee; those who have the necessary background in executive compensation and related risk management to fulfill the HRC Committee's obligations to the Board. As at the date hereof, each member of the HRC Committee is independent. All current members of the HRC Committee bring strong business and industry knowledge to the Committee and have experience as senior leaders of large and complex organizations. Details regarding the process by which the HRC Committee and Board determine compensation for the executive officers are set out in the section entitled "*Compensation Discussion and Analysis*".

Principal responsibilities of the HRC Committee include:

➢ Reviewing and making recommendations as to the compensation of executive officers and other senior management of Enerflex.
➢ Reviewing and making recommendations as to Enerflex's short- and long-term incentive programs, pension, and other benefit plans.
➢ Overseeing executive officer appointments and performance evaluations of the CEO.
➢ Receiving, on an annual basis, a detailed presentation concerning succession planning for the EMT and development of key talent within each region and the corporate head office.
➢ Overseeing executive development.
➢ Overseeing compliance with the Code of Conduct, Respectful Workplace Policy, and HSE programs.

Nominating and Corporate Governance Committee

Members:
Tom Tyree, Jr. (Chair)
Joanne Cox
Juan Carlos Villegas

Independence

The NCGC shall consist of at least three directors, each of whom shall be independent pursuant to applicable securities legislation and the rules of any stock exchange on which securities of Enerflex are listed.

As at the date hereof, each member of the NCG Committee is independent. The NCG Committee is responsible for reviewing and making recommendations as to all matters relating to effective corporate governance.

Principal responsibilities of the NCG Committee include:

➢ Assessing the effectiveness of the Board of Directors, its size and composition, and its Committees.
➢ Reviewing the competencies, skills, and diversity (including, but not limited to, business experience, geography, age, gender, and ethnicity) necessary for the Board as a whole to possess, and comparing that to the existing skills, competencies, and diversity on the Board.
➢ Overseeing the training and orientation of new directors and the continuing education of current directors under applicable policies of Enerflex.
➢ Evaluating director compensation.
➢ Assessing the Board of Directors' relationship to management.
➢ Reviewing regulatory changes and governance best practices and aligning Enerflex's governance policies and practices as appropriate.
➢ Overseeing the ESG and sustainability disclosures of Enerflex in advance of full Board consideration.
➢ Assessing the individual performance and contributions of the Chair of the Board (the Chair of the Board assesses the individual performance and contributions of the remaining independent directors).



BOARD COMPOSITION AND RENEWAL

Board Assessments

Each director participates in an annual assessment process to evaluate, among other things, the Board, Committees, and director effectiveness. As part of this process, directors are encouraged to provide candid feedback on a multitude of topics including the Board, Committees, chairs, meetings, meeting materials, and succession planning. A review of the relationship and communications between management of Enerflex and the Board also takes place during this process, with changes implemented as necessary. The questionnaire completed by directors during this process is compiled by a third party to allow for candid comments and is reviewed and assessed on an annual basis to account for changes in legislation, governance best practices, and changes in the business and operations of Enerflex. The Chair of the NCG Committee and Chair of the Board reviews, aggregates, and summarizes (on an unattributable basis) the key themes that emerge from the results of the questionnaires. The summary is then brought forward for review and discussion at the annual February NCG Committee meeting, followed by a report to the full Board of Directors (all on an unattributable basis). Individual discussions are also held between the Chair of the Board and individual directors, on a continual and as necessary basis.

This year, the Board engaged a board-effectiveness consultant to facilitate a deeper analysis to strengthen and align its practices with its oversight responsibilities and drive for value creation for Enerflex. The assessment included comprehensive one-on-one interviews with each director and with members of the EMT on a range of topics, including Board effectiveness and feedback for the standing Committees, standing Committee Chairs, and Board Chair. As part of the process, the external consultant facilitated a workshop with the Board to review key findings and develop action plans to further enhance the effectiveness of the Board and refine its governance processes.

The Board, through the NCG Committee, also refreshed its annual self-assessment survey to push for deeper and broader responses on governance topics, then collated the responses through a third-party to ensure full and frank feedback. The feedback from both the effectiveness workshop and the self-assessment survey will continue to be assessed and used to improve the Board's functioning and Enerflex's overall governance.

Term Limits

Pursuant to the Board Retirement Policy, directors must tender their resignation after serving 12 years. Additionally, nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72. Although the Board retains discretion to waive the application of the Board Retirement Policy if it is in the best interests of Enerflex to do so, the Board is of the view that imposing such limits is an important mechanism for ensuring Board renewal. Based on age and years of service, all currently serving directors are eligible to stand for re-election at the meeting. Mr. Byron Dunn and Mr. Mike Weill retired from the Board effective January 1, 2025, pursuant to the terms of the Board Retirement Policy, and the Board and management of Enerflex thank them for their significant contributions to Enerflex over the course of their respective tenures.

The following chart shows the dispersion of tenure as an Enerflex director among the director nominees:

	0 - 3 Years	4 - 6 Years	7 - 9 Years	Average Tenure (Years)
Number of Directors	4	3	1	4



Director Selection Process

The NCG Committee has overall responsibility for identifying and recommending qualified individuals as nominees to be directors of Enerflex. Each year the NCG Committee considers and makes recommendations to the Board with respect to the director nominees to be presented for election at the annual meeting of Shareholders. The Board, acting on the advice of the NCG Committee, then selects the director nominees to be nominated for election. In the event there is a vacancy prior to an annual meeting, the NCG Committee may make a recommendation to the Board with respect to a replacement nominee to fill the vacancy. Further, if deemed appropriate, the NCG Committee may recommend the appointment of additional directors between annual meetings of Shareholders, subject to compliance with the CBCA and the constating documents of Enerflex.

Board Renewal and Succession Planning

Succession planning for the Board and its Committees, and facilitating an orderly transition as directors consider retirement, has been a key focus of the NCG Committee in recent years. The NCG Committee periodically considers the effectiveness of the Board, as a whole, the Committees of the Board, and the contributions of individual directors. When recruiting new directors, the NCG Committee considers candidates on merit, taking into account, among other considerations:

> ➢ Enerflex's business plan and strategic objectives both in the near term and longer term;
> ➢ the skills and competencies of the current directors and the existence or anticipated existence (due to planned retirements) of any skillset gaps within the Board relative to our director skills matrix;
> ➢ the attributes, knowledge, and experience that new directors should have, along with any additional or complimentary experience, skills, or perspectives that a new director could bring to the Board in order to best advance Enerflex's business plan and strategies; and
> ➢ opportunities to enhance the diversity of the Board to ensure Enerflex benefits from the broader exchange of perspectives made possible by diversity of thought, background, skill, and experience.

The Board continues to actively monitor its approach to ensure orderly and effective Board renewal relative to its commitment to diversity, including gender, ethnicity, race, nationality, culture, religion, language, indigenous status, sexual orientation, family and marital status, age, disability, and education. The NCG Committee may engage an external search firm to assist in the identification and recruitment of potential directors.

In 2024, Board renewal and succession included the retirement of two long tenured directors, Mr. Byron Dunn and Mr. Mike Weill, both with effect from January 1, 2025, and the appointment of Mr. Thomas B. Tyree, Jr. in March and Mr. Ben Cherniavsky in November. In respect of the appointments, the Board undertook an extensive search. The slate of candidates considered during these recruitment initiatives included gender diverse candidates, with decisions on final candidate selection ultimately based on the assessed needs of the Board at the time of such appointments.

Position Descriptions

The Board of Directors has approved written position descriptions for the CEO, the Chair of the Board of Directors, and the Chair of each standing Committee, which set out the key responsibilities and accountabilities for each role.



SERVING AS A DIRECTOR

Director Independence

The Board Mandate requires that the majority of directors be independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of Enerflex are listed and posted for trading), and that management representation on the Board not exceed two members. Further, while the Board retains responsibility for selecting the Chair, the mandate requires that such Chair be independent. Each Committee mandate requires all members of the Committee to be independent.

The Board evaluates the independence of its directors on an ongoing basis, to assess whether there are any relevant facts or circumstances that could reasonably be expected to interfere with their exercise of independent judgment. Based on its recently completed assessment, all director nominees are independent.

Independence of the Board Chair

The Board and its Committees have adopted structures and procedures to ensure the Board functions independently of management. Maintaining separate Board Chair and CEO positions is one such structure that promotes the Board's independent oversight of Enerflex's affairs and assists in holding management accountable for Enerflex's activities. Among other things, the independent Chair ensures orderly, informed deliberation and decision-making, promotes and facilitates diverse perspectives on issues, promotes Board solidarity and trust, acts as counsel for the President and CEO, promotes effective communication between the CEO and the Board, and guides the Board in fulfilling its responsibilities.

The Board annually appoints a non-executive independent director as its Chair. The independent Chair of the Board does not serve on any standing Committees of the Board; however, attends by invitation all or substantially all the NCG Committee meetings and, to the extent possible given overlapping meeting times, all or substantially all the Audit Committee and HRC Committee meetings. The independent Chair of the Board does not have a vote at such Committee meetings. Mr. Reinhart has served as the independent Chair of the Board since May 3, 2022.

Outside Boards, Interlocks

The NCG Committee monitors outside boards on which the directors serve to determine if there are circumstances that would impact a director's ability to exercise independent judgment in considering transactions and agreements in respect of which a director has a material interest and to confirm each director has enough time to fulfill his or her commitments to Enerflex. An interlock occurs when two or more Board members are also board members of another public company. Although certain directors of Enerflex are also directors of other companies, there are no board interlocks amongst the Enerflex director nominees. Additional information related to outside directorships of our directors is included in the section entitled "*Director Profiles*".

Director Attendance and Meeting in-camera

Each director of Enerflex demonstrates a strong commitment to attend all meetings of the Board and of the Committees on which they serve. Directors are expected to attend all Board and Committee meetings subject to extenuating or rare circumstances. The attendance of each director for all Board and Committee meetings is disclosed under the section entitled "*Director Profiles*". At the beginning and/or end of each Board and Committee meeting, the Chair makes it a practice to meet in-camera without management present and with



only independent directors. The purpose of in-camera sessions is to facilitate and promote open and candid discussion among the independent directors.

Director Orientation and Continuing Education

Enerflex uses several different methods to provide orientation and continuing education opportunities to its directors. Upon joining the Board, directors receive a director orientation package including a comprehensive corporate overview, corporate governance materials (including all policies), director compensation and insurance summaries, recent filings and analyst reports, and industry, budget, and strategic planning materials. In addition, each new director is appointed a "buddy director" to be available to address questions or concerns from a director perspective as they arise. Shortly after onboarding, new directors will meet with management and tour key facilities to help familiarize the new director with Enerflex's business and operations.

Enerflex promotes continuing education among its directors by encouraging them to attend seminars and conferences related to their duties. In addition, Enerflex has invested in a corporate membership with the National Association of Corporate Directors ("**NACD**"), which aims to elevate board performance, strengthen governance, and foster excellence in directors. Various Enerflex directors have attended NACD seminars or courses. Enerflex also reimburses its directors for their participation in approved third-party educational opportunities and memberships. In 2024, some directors elected to be members of the Institute of Corporate Directors and participated in board roundtables and panel discussions. Enerflex traditionally holds Board meetings at various Enerflex sites to allow directors to gain a better understanding of Enerflex's operations, business opportunities, and risks, and to provide directors with the opportunity to engage with local employees. Finally, throughout the year, presentations are regularly made to the Board and its standing Committees by both Enerflex personnel and external service providers to enhance their understanding of key aspects of our business, as well as developments and trends affecting our industry. This includes regular updates on, amongst other things, operations in each of the Company's key regions, enterprise risk management, investor relations, information technology, and sustainability.

ACTIVE ENGAGEMENT WITH SHAREHOLDERS

Enerflex engages regularly with its Shareholders to build trust and provide transparency around business strategies, results, and operations. Consistent with this commitment, and in recognition of the importance of engaging in constructive communication with Shareholders, Enerflex has a Shareholder Engagement policy, a copy of which is available on our website at www.enerflex.com. In line with this policy, Enerflex engages with Shareholders through quarterly conference calls, investor conferences, and one-on-one investor meetings, along with regular dialogue and disclosures regarding our financial and operational performance and strategic initiatives.



Feedback received from Shareholders is shared with the full Board typically through quarterly updates provided at Board meetings or from time-to-time by our Investor Relations team following outreach or engagement initiatives. The feedback received is then considered by the full Board and EMT. Examples of the Shareholder engagement activities undertaken by management in 2024 include:

Shareholder Event	Nature of engagement
Quarterly conference calls	Each quarter, senior executives host an earnings call providing management the opportunity to engage directly with Shareholders and analysts and to review and respond to questions regarding the Company's financial and operating results.
Broker sponsored conferences	Enerflex regularly attends and/or presents virtual and in-person, broker-sponsored conferences, providing an overview of our strategy and serving as a forum for direct engagement with our investor community.
Investor presentations, meetings, and calls	Throughout the year, Enerflex engages investors through in-person and virtual presentations, meetings, and calls. These interactions provide an opportunity to discuss our strategy, operations, financial performance, ESG initiatives, and key disclosures. In 2024, Enerflex participated in over 220 investor meetings.
Board driven Shareholder outreach	In 2024, Enerflex undertook a comprehensive Board driven Shareholder engagement initiative which provided Shareholders the opportunity to engage directly with members of the Board. Approximately 67 percent of Enerflex's shares were represented by 17 different Shareholders participating in these meetings. Each meeting was chaired by the Board Chair, with participation from the Chair of the HRC Committee, the Chair of the NCG Committee, and/or a recently appointed independent director, along with the Corporate Secretary for record-keeping purposes. See the section entitled "*Response to 2024 Shareholder Meeting Results*" for additional information.

ETHICAL BUSINESS CONDUCT AND COMPLIANCE

Guided by our core values of integrity, commitment, creativity, and success, the Board has established various policies and practices to promote and guide a culture of integrity, ethical business conduct, transparency, and compliance at Enerflex, a few of which are summarized below. Full details of all policies and practices that underscore Enerflex's commitment to incorporate its values into all aspects of its business, can be found in Enerflex's Annual Information Form, which is available on the Enerflex website at www.enerflex.com and under the electronic profile of the Company on both SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar.

The Business Code of Conduct

Enerflex maintains a written Business Code of Conduct (the "**Code of Conduct**"), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code of Conduct provides guidance on areas such as compliance; conflicts of interest; outside employment; outside directorships; non-profit and professional associations; entertainment, gifts and favours; corporate property; anti-corruption; sanctions and trade compliance; competition and anti-trust legislation; communication devices, the use of search engines and artificial intelligence; proprietary and confidential information; corporate communications; insider trading; HSE; human rights and respectful workplace; business and accounting practices; anti money laundering; corporate donations; and political participation.

The Code of Conduct is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. The Board, through the Audit Committee and the HRC Committee, receives regular reports



regarding compliance with the Code of Conduct. Orientation sessions for new employees include training in respect of the Code of Conduct. Directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code of Conduct; company-wide certification occurs at least every 24 months. The Code of Conduct is available in multiple languages to ensure that employees can understand the provisions of the Code of Conduct in their native language. An English version of the Code of Conduct is available for review under Enerflex's electronic profile on both SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar, and on our website at www.enerflex.com.

Whistleblower Protections and Compliance Hotline

Enerflex's Whistleblower and Compliance Hotline, which is independent and available 24 hours per day / seven days per week, supports the Company's commitment to financial and accounting integrity and ethical business conduct. The hotline allows employees, suppliers, client partners, or other third parties, to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behaviour impacting Enerflex, including, without limitation, breaches of the Code of Conduct (including violations relating to harassment or workplace violence), criminal activity, violations of Enerflex policies or applicable securities laws, actions that endanger health or safety or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing.

Cybersecurity

Cybersecurity is a formal component of Enerflex's overall Enterprise Risk Management framework. Enerflex's global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the information technology general controls.

Pursuant to its global cybersecurity program, Enerflex has an in-house cybersecurity team and partners with multiple third parties who provide 24 hours per day / seven days per week services to monitor, detect, analyze, and respond to cyber threats and assess both their likelihood and their potential impact on business operations, infrastructure, and personnel. Equally important to cybersecurity are training and culture, and Enerflex works to promote a culture that understands the critical importance of data security and privacy, areas of vulnerability, and how to remain vigilant when handling data.

Search Engines and Artificial Intelligence

Enerflex permits the use of internet search engines and third-party generative artificial intelligence services provided that no Company or third-party proprietary or confidential information, personally identifiable information, or any other sensitive data are used as inputs into any such search engines or services. The use of search engines and artificial intelligence services is governed by our Code of Conduct applicable to all directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code of Conduct at each regularly scheduled Board meeting. See the section entitled "*Ethical Business Conduct and Compliance – The Business Code of Conduct*".

Cease Trade Orders

To the knowledge of Enerflex and based on information supplied by the respective director nominees, no proposed director of Enerflex is, or within the ten (10) years prior to the date of this Circular has been: (i) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade



order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer, or chief financial officer; (ii) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer; or (iii) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Bankruptcies

To the knowledge of Enerflex and based on information supplied by the respective director nominees, except as otherwise described below, no proposed director has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

On March 4, 2020, Mr. Tyree was appointed Executive Chairman of Extraction Oil and Gas Inc. ("**Extraction**"), an independent oil and gas company. On June 14, 2020, Extraction and its wholly owned subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. On July 30, 2020, Extraction filed a proposed Plan of Reorganization (the "**Extraction Plan**") and related Disclosure Statement describing the Extraction Plan and the solicitation of votes to approve the same from certain of Extraction's creditors. Subsequently, on October 22, 2020 and November 5, 2020, Extraction filed first and second amendments, respectively, to the Disclosure Statement. The hearing to consider approval of the Disclosure Statement was held on November 6, 2020. On November 6, 2020, the Bankruptcy Court approved the adequacy of the Disclosure Statement and Extraction commenced a solicitation process to receive votes on the Extraction Plan. Pursuant to the terms of the Extraction Plan and as described in the Disclosure Statement, Extraction also commenced a rights offering, which was backstopped by certain holders of Senior Notes. On November 6, 2020, the Bankruptcy Court for the District of Delaware approved the Backstop Commitment Agreement, which provided a commitment of $200 million. The hearing on the confirmation of the Extraction Plan, in which the Extraction Plan was approved, was held on December 23, 2020. On January 20, 2021, the Extraction Plan became effective in accordance with its terms, Extraction emerged from Chapter 11, and Mr. Tyree was appointed Chief Executive Officer and a director of the reorganized entity.

Fines or Sanctions

To the knowledge of Enerflex and based on information supplied by the respective director nominees, no proposed director of Enerflex has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.



DIVERSITY

As a company with a global and diverse workforce and client partner base, Enerflex believes that the unique differences of its employees make Enerflex stronger, more innovative, and better equipped to tackle the challenges of a global marketplace and to execute our strategy. Enerflex's diversity strategy is targeted at creating a workplace where all employees feel valued and respected. This strategy encompasses comprehensive initiatives, from recruitment and talent development to leadership programs and cultural awareness training, ensuring that diversity remains an inherent part of Enerflex's identity and how it operates globally. In defining diversity, Enerflex encompasses a broad spectrum of characteristics, including gender, geographical representation, ethnicity, race, nationality, culture, religion, language, Indigenous status, sexual orientation, political affiliation, family and marital status, age, disability, education, and industry experience and expertise.

Diversity in Director Nominations and Executive Appointments

Enerflex's comprehensive Board and EMT succession planning initiatives are designed and implemented to ensure the Company's leadership teams possess the necessary diversity of expertise, perspective, and experience required to establish and execute on the strategic priorities of a global energy company. Enerflex believes that diversity within its ranks broadens talent, drives better performance, and increases innovation. Having a diverse Board and EMT leads to a better understanding of opportunities, issues and risks; enables stronger decision-making; and ultimately improves the Company's ability to achieve its objectives and deliver value for its stakeholders.

Enerflex is committed to a merit-based system for Board and EMT composition, supplemented by a framework that seeks to maintain an optimum mix of qualified, diverse individuals. When recruiting candidates for Board and EMT positions, the Board aims to identify the most qualified individual available. In this context, reference is made to Enerflex's Board skills matrix on page 11, which includes a broad range of skills deemed relevant to the Board's oversight requirements. Shareholder engagement further informs the Board's director recruitment initiatives. Through the skills matrix and shareholder feedback, the Board is able to identify a diverse range of candidates deemed qualified for consideration.

Enerflex's framework for diversity, as codified in our Diversity Policy, contemplates that the Company strive to ensure that candidate slates for Board and EMT positions are comprised of at least 30 percent qualified women. The NCG Committee and the HRC Committee are responsible for monitoring compliance with the Diversity Policy and, at least annually, will report to the Board regarding the effectiveness of the policy and recommend any revisions to the policy that may be necessary.

Recent Developments

The Board was significantly refreshed in 2024. The Company notes, with gratitude, the service of Messrs. Dunn and Weill and Ms. Folse, each of whom stepped down from the Board in 2024. As described in the section entitled "*Response to 2024 Shareholder Meeting Results*", the Board undertook an extensive shareholder engagement initiative in 2024, meeting with 17 Shareholders representing 67 percent ownership of Enerflex shares. During these meetings, Shareholders encouraged the Board to consider adding directors with corporate finance experience and directors that could enhance the shareholder perspective. Shareholders did not identify Board or EMT diversity as an area of concern during this engagement. After considering our skills matrix and identified perceived skills gaps, and feedback from Shareholders, the Board determined that Mr. Tyree and Mr. Cherniavsky were the most qualified and suitable candidates for appointment to the Board.



While neither of these two directors is female, each of the potential candidate slates included qualified female candidates consistent with our Diversity Policy.

As a result of this refreshment, and the departure of the President and CEO on March 19, 2025, the Board is currently comprised of eight directors representing diversity of ethnicity, nationality, language, age, gender, education, industry experience and expertise. Of note:

➢ Two of the eight directors (25 percent) are ethnically diverse.
➢ Two of the eight directors (25 percent) are women.
➢ Two of the Board's three standing Committees are chaired by female directors.
➢ The Board achieved 30 percent gender diversity from January 20, 2023 to May 7, 2024 and remains committed to achieving at least 30 percent gender diversity in the near term.
➢ With the 2024 departure of three directors and the addition of two new directors, the average board tenure of our eight independent directors is now 3.6 years.
➢ In addition to the CEO search currently underway, the Board intends to commence a separate search for an additional independent director in 2025 and, consistent with historical practice, will seek the most qualified individual available, while using its best efforts to identify a female candidate.

As a TSX and NYSE listed company, Enerflex regularly monitors regulatory and institutional developments in Canada and the United States. We have taken note of diversity guidelines in Canada, where certain proxy advisory services require boards to meet gender diversity thresholds without any consideration of other director qualifications, in order to receive such services' voting recommendation for the election of a company's directors. At the same time, certain proxy advisory services in the United States have indefinitely halted consideration of gender, racial, and/or ethnic diversity in making vote recommendations with respect to directors, leaving the matter for individual investors to decide how to vote. These contrasting policies, in particular some that disregard company-specific circumstances, pose challenges for companies like Enerflex that are listed and operate in both countries. Enerflex will continue to evaluate and assess the extent to which its policies and practices align with evolving markets and regulatory environments in Canada, the United States, and other jurisdictions in which the Company operates.

Enerflex continues to believe in the value of diversity on its Board and EMT, balanced with the importance of ensuring stability in leadership. Given the significant Board refresh undertaken in 2024, and the recent departure of the Company's President and CEO, the Company is focused on stability in leadership and governance while striving for enhanced diversity in a thoughtful, deliberate manner. In 2024, Enerflex's share price increased 133 percent. The Company believes this share price performance was due to operational and financial achievements and, in part, attributable to the Board refreshment, the resulting Board skills enhancement, and Enerflex's subsequent focus on governance. Enerflex believes that rapid implementation of policies that require the Board to meet gender diversity thresholds by a certain date without consideration of any other factors could undermine the Company's focus on stability in its leadership and governance.

All current directors have consented to stand for re-election and to continue serving as directors of Enerflex at the upcoming annual meeting. The Board unanimously recommends that shareholders vote FOR each of the nominated directors.



CBCA Disclosure Regarding Designated Groups

Based on self-identification, as of the date of this Circular, the number and percentage of each CBCA designated group on the Board and EMT, respectively, is as follows:

	Women	Visible Minorities	Indigenous Peoples	People with Disabilities
Board	2 (29%)	2 (29%)	0 (0%)	0 (0%)
EMT	0 (0%)	1 (14%)	0 (0%)	0 (0%)
Abstain	1 (13%)	1 (13%)	1 (13%)	1 (13%)

The above disclosure is derived from information provided by the directors and EMT. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual abstained, Enerflex did not make assumptions or otherwise assign data to that individual.

SUSTAINABILITY

The Board of Directors adopts a collaborative and forward-thinking approach to the oversight of sustainability matters, acknowledging their far-reaching impact. The Board integrates sustainability oversight into its existing framework, enabling a thorough evaluation of risks and opportunities that align with the mandates of existing standing Committees. This collective effort ensures comprehensive oversight of Enerflex's sustainability practices and policies, encompassing disclosures, strategies, programs, initiatives, and practices. The Board of Directors remains proactive in staying well-informed about sustainability matters through a multifaceted approach. Regular Board and Committee meetings incorporate updates on recent and anticipated regulatory changes. The Board also leverages resources such as the NACD to access valuable publications and ensure a thorough grasp of evolving trends and best practices. In addition, the Board directly, and through its various Committees, complies with evolving Canadian corporate governance requirements, including those established under NI 52-110, NI 58-101, and NP 58-201.

In addition to oversight by the Board of Directors, Enerflex has established a Sustainability Committee, comprising members from various regions and functional groups across Enerflex. The Sustainability Committee is focused on ESG initiatives, ensuring that sustainability is woven into Enerflex's operations. The Sustainability Committee meets quarterly to discuss ongoing projects and to plan strategic steps forward. Full details of Enerflex's progress towards its ESG commitments and of the significance of sustainability to Enerflex's business and stakeholders can be found in Enerflex's Sustainability Report, which can be accessed on the Enerflex website at www.enerflex.com.

RISK OVERSIGHT

Enerflex's risk management framework sets the foundation for managing its principal risks and embedding a strong risk-aware culture across the Enterprise. The Board oversees Enerflex's risk strategy and the appropriate balance of risk and reward. Ultimately the Board is responsible for Enterprise risk oversight and ensures appropriate systems are in place.



The table below summarizes key risk oversight responsibilities of the Board and each Committee:

Board of Directors		
Overall risk oversight, principal risk trends, critical risks, emerging risks, critical project risks, and investment and financial risks		
Audit Committee	**HRC Committee**	**NCG Committee**
Financial compliance risks; financial and external reporting risks; internal control systems; external reporting; litigation; cybersecurity; compliance program; IT risks; financial-related complaints	Talent management; leadership and succession risk; compensation risks and total rewards; pension design and funding; HSE risks; conduct-related complaints	Director talent management and succession risk; corporate governance; director independence; director compensation; regulatory developments; Shareholder engagement; ESG reporting
Management		
Enterprise risk management		
Internal Audit		
Independent assessment and reporting on efficacy of Enterprise Risk Management systems		

The Board has the responsibility to oversee and monitor risk across the organization and to ensure implementation of appropriate Enterprise Risk Management systems to monitor and manage those risks with a view to the long-term viability of Enerflex. The Board oversees management's identification and evaluation of Enerflex's principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks identified and potential benefits to Enerflex stakeholders.

Enerflex's Enterprise Risk Management program development and implementation is guided by ISO 31000. The Enterprise Risk Management framework includes the identification and prioritization of Enerflex's principal and emerging risks and regularly assessment of risks at management meetings. The EMT estimates the likelihood and potential impact that principal and emerging risks could have on Enerflex's business and how they may further impact its underlying strategy. Management compiles all risks identified as critical on an integrated risk register that also addresses mitigants for each risk. Management also contributes to the Enterprise Risk Management process, by providing continuous supervision over Enerflex's major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its standing Committees are regularly informed of Enerflex's Enterprise Risk Management systems and principal and emerging risks, including operational and earnings risks, market valuation risks, risks to achieving the proposed budget, and risks to Enerflex's strategy. In furtherance of this, the Board and its standing Committees are provided with quarterly Enterprise Risk Management updates and regularly discuss how Enerflex is identifying, mitigating, and tracking risks as part of its overall Enterprise Risk Management strategy.

Enerflex's Internal Audit function serves as an independent body within Enerflex to assess and report on the efficacy of Enerflex's Enterprise Risk Management systems.



STRATEGIC PLANNING OVERSIGHT

Oversight of, and guidance on, Enerflex's strategy is one of the critical roles of the Board. The Board regularly collaborates with management to develop Enerflex's strategic direction, including developing and reviewing the strategic plans, setting performance metrics, and establishing annual budgets and financial plans. Progress against these objectives is monitored through comprehensive and detailed operational updates delivered by the regional Presidents on a quarterly basis at each regularly scheduled Board meeting. Included within each presentation is a review of key metrics over the quarter as compared to expectations, the performance of each of Enerflex's business lines within the region over the quarter, and current opportunities and risks within the region both from a customer perspective and from a regional perspective more broadly. In addition to quarterly operational updates, which focus on short-term goals and region-specific objectives, the Board conducts an annual full-day strategic planning session to evaluate longer-term initiatives and priorities for Enerflex. This session addresses Enerflex's long term strategic goals and objectives, strategies for achieving them, a comprehensive analysis of the macroeconomic environment in which Enerflex operates, and the value proposition associated with its plans and activities. It also considers risks and opportunities across all business lines, ensuring a holistic view of the organization on a global enterprise scale. Additionally, the CEO, CFO, and the CAO facilitate quarterly discussions with the Board to review progress on strategic initiatives and engage in further conversations about long-term strategy.

These regular and frequent interactions ensure alignment between operational execution and Enerflex's long-term vision, while providing ongoing opportunities to refine and adapt strategic priorities as needed. A focused discussion on strategic initiatives and priorities also takes place during the annual budget meeting, ensuring that financial planning aligns with Enerflex's strategic goals.



BOARD OF DIRECTOR COMPENSATION

ROLE AND RESPONSIBILITY OF THE NCG COMMITTEE

The NCG Committee oversees, among other things, the compensation of Enerflex's directors (see also "*Corporate Governance and ESG Practices – Board Committees – NCG Committee*"). On an annual basis, the NCG Committee reviews director compensation, including that of the Chair of the Board of Directors, and a recommendation is made to the full Board for approval. The review includes both the individual components of director compensation, as well as the overall total compensation package, to ensure that these components and levels are appropriate for directors of a company the size and with the scope of Enerflex. The NCG Committee reviews director compensation primarily by comparing Enerflex director compensation with that of other companies in Enerflex's peer group (see "*Executive Compensation Overview – Research and Benchmarking*" for peer group details). As needed, the NCG Committee engages the Board's independent advisor (Hugessen) to provide independent advice and analysis regarding director compensation. Hugessen reviewed director compensation in 2024 to ensure the quantum and policies are aligned with market.

DIRECTOR COMPENSATION OBJECTIVES

Enerflex's objectives for director compensation are to:

➢ recruit and retain qualified individuals to contribute to Enerflex's overall success through service as members of the Board of Directors, by offering competitive compensation; and

➢ align the interests of directors with those of Shareholders over the long term, by providing a meaningful portion of compensation in equity and allowing directors to elect to take cash portions of their retainer as equity.

ANNUAL CASH AND EQUITY RETAINERS AND MEETING FEES

As at the date hereof, independent directors are entitled to the following compensation for the services they provide to Enerflex as directors:

Component	Subcomponent	Compensation	
		Cash ($) [1]	Equity (CAD $) [2]
Annual Retainer	Board Chair	$136,000	$175,000
	Director-at-Large	$80,000	$150,000
Audit Committee	Chair	$19,000	N/A
	Member	$9,400	N/A
HRC Committee	Chair	$15,000	N/A
	Member	$7,500	N/A
NCG Committee	Chair	$10,000	N/A
	Member	$5,400	N/A
Meeting Fees [3]		$2,000	N/A



Notes:

(1) Independent directors may elect to receive their annual cash retainer in cash, DSUs, or a combination of both.

(2) Independent directors may elect to receive their annual equity retainer in DSUs, Enerflex shares, or a combination of both.

(3) All directors are invited to attend Committee meetings; however, meeting fees are paid only to those independent directors who are members of the Committee. Meeting fees indicated are per independent director, per meeting, and are earned when the number of Board or Committee meetings, as applicable, during the year, exceed the number of meetings typically scheduled for the Board or Committee, as applicable, plus three, as follows:

	Number of Meetings Scheduled	Meeting Fees Payable on and After Meeting
Board	Nine (9)	Thirteen (13)
Audit Committee	Four (4)	Eight (8)
HRC Committee	Four (4)	Eight (8)
NCG Committee	Two (2)	Six (6)

Enerflex also pays for reasonable travel and other out-of-pocket expenses of directors that relate to their duties as directors.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION

The following table summarizes the amounts paid to each independent director for their service to Enerflex during the year ending December 31, 2024, excluding dividends:

Independent Director	Annual Equity Retainers [1] ($)		Annual Cash Retainers [2][3] ($)			Meeting Fees [2][3] ($)		Total Compensation Paid in Enerflex Shares or DSUs (%)
	Board Chair	Director	Board / Committee Chair	Director	Committee Member	Board	Committee	
Mr. Assing [4]	–	108,933	–	80,000	7,500	Nil	20,000	100
Mr. Cherniavsky [4][5]	–	26,063	–	20,000	690	Nil	–	56
Ms. Cox [4][6]	–	108,933	1,060	80,000	11,139	Nil	6,000	63
Mr. Dunn [4][7]	–	108,933	13,940	80,000	5,018	Nil	18,000	100
Ms. Folse [7]	–	38,815	–	28,132	4,536	Nil	–	77
Mr. Gouin	–	108,933	–	80,000	9,400	Nil	20,000	50
Ms. Hale	–	108,933	19,000	80,000	–	Nil	18,000	100
Mr. Reinhart	127,089	–	136,000	–	–	Nil	–	100
Mr. Tyree [8]	–	87,644	707	64,615	5,960	Nil	2,000	55
Mr. Villegas [4]	–	108,933	–	80,000	12,900	Nil	20,000	100
Mr. Weill [7]	–	108,933	9,293	80,000	8,736	Nil	22,000	48

Notes:

(1) All independent directors elected to receive 100 percent of their annual equity retainer in DSUs. DSUs are granted in Canadian dollars and presented in US dollars, converted at the applicable 2024 Grant Date Exchange Rate. A portion of Mr. Cherniavsky's annual equity retainer payable for 2024 was processed by way of a DSU grant in 2025, converted to US dollars at an exchange rate of USD $1.0000 = CAD $1.4394.

(2) Messrs. Assing, Dunn, Reinhart, and Villegas and Ms. Hale elected to receive 100 percent of their annual cash retainer and meeting fees in DSUs. Messrs. Cherniavsky, Gouin, Weill, and Tyree elected to receive 100 percent of their annual cash retainer and meeting fees in cash. Ms. Cox received 100 percent of her first quarter cash retainer in DSUs and, from the second quarter onwards, received her cash retainer and meeting fees in cash. Ms. Folse elected to receive 50 percent of her annual cash retainer and meeting fees in DSUs and 50 percent in cash.



(3) For directors electing to receive their annual cash retainer and meeting fees in DSUs, the DSUs are granted in Canadian dollars and presented in US dollars, converted at the applicable 2024 Grant Date Exchange Rate. For Canadian directors electing to receive their annual cash retainer and meeting fees in cash, quarterly payments were converted to Canadian dollars at the applicable 2024 Payment Date Exchange Rate.

(4) A portion of Mr. Cherniavsky's annual cash retainer payable for 2024 was paid in 2025, converted to Canadian dollars at an exchange rate of USD $1.0000 = CAD $1.4351. A portion of Ms. Cox's meeting fees payable for 2024 will be paid at the end of the first quarter of 2025, converted to Canadian dollars at the exchange rate applicable on the payment date. A portion of Mr. Dunn's meeting fees payable for 2024 was processed by way of DSU grant in 2025, converted to Canadian dollars at an exchange rate of USD $1.0000 = CAD $1.4394. A portion of Messrs. Assing and Villegas' meeting fees payable for 2024 will be processed by way of a DSU grant at the end of the first quarter of 2025, converted to Canadian dollars at the exchange rate applicable on the grant date.

(5) Mr. Cherniavsky was appointed to the Board on November 25, 2024, and was appointed as a member of the Audit Committee on December 5, 2024. His compensation reflects his annual equity retainer and annual cash retainer prorated from October 1, 2024, in recognition of the immediate amount of work required upon his joining the Board in the fourth quarter. His Audit Committee member fees are prorated from December 5, 2024, the date on which he became a member of the Audit Committee.

(6) Effective May 8, 2024, Ms. Cox joined the HRC Committee and the NCG Committee and left the Audit Committee. On December 5, 2024, Ms. Cox was appointed Chair of the HRC Committee. Her standing Committee membership and Chair fees are prorated accordingly.

(7) Ms. Folse did not stand for re-election to the Board at the Annual Meeting of Shareholders on May 7, 2024. Messrs. Dunn and Weill resigned their respective standing Committee memberships effective December 5, 2024, and resigned from the Board effective January 1, 2025. Their respective standing Committee membership and Chair fees are prorated to December 5, 2024.

(8) Mr. Tyree was appointed to the Board on March 11, 2024. Effective May 8, 2024, Mr. Tyree joined the Audit Committee and on December 5, 2024, Mr. Tyree was appointed Chair of the NCG Committee, a member of the HRC Committee, and left the Audit Committee. His standing Committee membership and Chair fees are prorated accordingly.

DEFERRED SHARE UNITS

Enerflex DSUs are a notional unit equal to the value of an Enerflex share, exposing the holder to all the same economic risks and rewards as a holder of Enerflex shares. The DSU Plan allows directors to elect to take all or a portion of their annual equity retainer in DSUs, Enerflex shares, or a combination of both. In addition, the DSU Plan allows directors to elect to receive all or a portion of their annual cash retainers and meeting attendance fees (if any) in DSUs. Directors make such elections prior to December 15 of each fiscal year, for effect in the immediately succeeding fiscal year.

DSUs are credited at the end of each quarter by dividing the relevant retainers and meeting attendance fees (if any) by the FMV as of the quarterly DSU grant date. Additional DSUs are credited on the regular dividend payment dates, as all dividends are assumed to be reinvested. DSUs immediately vest when they are credited to a director's account but may only be redeemed upon the departure of the director from Enerflex, either by resignation, termination, or retirement. Subject to the provisions of the DSU Plan, when a director resident outside the United States retires, he or she must redeem the DSUs in his or her account at a date (or two dates, at the discretion of the director) no later than December 31 of the first calendar year following the year of his or her departure from the Board of Directors. When a director resident in the United States retires, his or her DSUs will automatically be redeemed on the first business day that occurs at least 90 days after the director leaves the Board. In the event of death, termination, or resignation, he, she, or their estate, as applicable, must redeem the DSUs in his or her account within 60 days of the death or departure. The value of DSUs that may be redeemed is equal to the number of DSUs credited to the director's account on the date of redemption, multiplied by the FMV of the Enerflex shares as of the redemption date. The amount is paid to the director in cash.

OPTIONS

Independent directors are not entitled to receive Option grants.



SHARE OWNERSHIP GUIDELINES

Enerflex's Share Ownership Guidelines require that each independent director own securities equivalent in value to three times the sum of the independent director's annual cash and equity retainer, to align director interests with those of Shareholders. Independent directors must achieve Enerflex share ownership levels within five years following their election or appointment as a director, with a minimum of 20 percent of such amount to be acquired in each of the five years following election or appointment. Enerflex share ownership requirements can be met by ownership of Enerflex shares and DSUs. Enerflex's Share Ownership Guidelines prohibit directors from engaging in transactions that could limit or reduce their economic risk with respect to their holdings of any securities of Enerflex, including hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments, and limited recourse loans to the directors secured by Enerflex shares.

The following table summarizes the Enerflex share ownership requirement for each independent director nominee as at December 31, 2024.

Independent Director	Share Ownership Requirement		Share Ownership Attained			Share Ownership Requirement Status	
	Annual Cash Retainer + Equity Retainer x 3 ($)	Amount ($)	Enerflex Shares (#)	DSUs (#) [1]	Total Value ($) [2]	Achieved	Annual Fee Multiple [3]
Mr. Assing	80,000+108,933 x 3	566,799	Nil	148,490	1,551,016	Yes	8.2 times
Mr. Cherniavsky [4]	80,000+108,933 x 3	566,799	5,850	2,655	89,018	On Track	0.5 times
Ms. Cox [4]	80,000+108,933 x 3	566,799	12,500	37,312	520,299	On Track	2.8 times
Mr. Gouin	80,000+108,933 x 3	566,799	56,016	42,076	1,024,596	Yes	5.4 times
Ms. Hale	80,000+108,933 x 3	566,799	10,000	118,184	1,338,915	Yes	7.1 times
Mr. Reinhart	136,000+127,089 x 3	789,266	56,250	251,030	3,276,186	Yes	12.5 times
Mr. Tyree [4]	80,000+108,933 x 3	566,799	Nil	13,867	144,844	On Track	0.8 times
Mr. Villegas	80,000+108,933 x 3	566,799	57,600	184,656	2,532,328	Yes	13.4 times

Notes:
(1) For directors electing to receive their annual cash retainer in DSUs, the DSUs are granted in Canadian dollars and presented in US dollars, converted at the applicable 2024 Grant Date Exchange Rate.
(2) Calculated as the greater of the value of the DSU or Enerflex share on the grant or acquisition date, as the case may be, and CAD $14.31 (being the closing price of Enerflex shares on the TSX on December 31, 2024), converted to US dollars at the 2024 Average Exchange Rate.
(3) Calculated by dividing the total value set out above by the sum of the annual equity retainer – director or Board chair, as applicable, and annual cash retainer – director or Board chair, as applicable, in each case as set out in the "*Annual Independent Director Compensation*" table on page 39 above.
(4) Mr. Cherniavsky, Ms. Cox, and Mr. Tyree each have five years following the date of their respective appointments to achieve the requisite ownership level, with 20 percent of such amount to be achieved in each of the five years following their appointment.

As of the date hereof, no proposed director or that director's associates or affiliates beneficially owned, controlled, or directed, directly or indirectly, securities carrying more than 10 percent of the voting rights attached to all voting securities of Enerflex. The directors and officers of Enerflex as of March 21, 2025, own, directly or indirectly, an aggregate of 599,645 Enerflex shares, representing 0.48 percent of the issued and outstanding Enerflex shares, with a market value of $4,488,561 (based on a FMV of CAD $10.74 as of March 21, 2025 and converted to US dollars using the Bank of Canada exchange rate for March 21, 2025 of



USD $1.0000 = CAD $1.4348). In addition, the directors, as of March 21, 2025, own, directly, an aggregate of 800,236 DSUs, with a market value of $5,990,058, based on the aforementioned FMV and exchange rate. Taking into account the Enerflex shares and DSUs held by directors, as of March 21, 2025 and based on the aforementioned FMV and exchange rate, directors have $7,481,262 at risk to share price performance.

2024 DIRECTOR COMPENSATION TABLE

The following table summarizes the compensation paid to each independent director of Enerflex in 2024:

Independent Director	Fees Earned [1] ($)	Share-Based Awards [2] ($)	Total Compensation ($)
Mr. Assing [3]	107,500	108,933	216,433
Mr. Cherniavsky [3] [4]	20,690	26,063	46,753
Ms. Cox [3] [5]	98,199	108,933	207,132
Mr. Dunn [3] [6]	116,959	108,933	225,892
Ms. Folse [6]	32,668	38,815	71,483
Mr. Gouin	109,400	108,933	218,333
Ms. Hale	117,000	108,933	225,933
Mr. Reinhart	136,000	127,089	263,089
Mr. Tyree [7]	73,282	87,644	160,926
Mr. Villegas [3]	112,900	108,933	221,833
Mr. Weill [6]	120,029	108,933	228,962

Notes:
(1) Comprised of (i) annual cash retainer fees (excluding the equity retainer, which is shown under the Share-Based Awards column); and (ii) meeting attendance fees. Messrs. Assing, Dunn, Reinhart, and Villegas and Ms. Hale elected to receive 100 percent of their annual cash retainer and meeting fees in DSUs. Messrs. Cherniavsky, Gouin, Weill, and Tyree elected to receive 100 percent of their annual cash retainer and meeting fees in cash. Ms. Cox received 100 percent of her first quarter cash retainer in DSUs and, from the second quarter onwards, received her cash retainer and meeting fees in cash. Ms. Folse elected to receive 50 percent of her annual cash retainer and meeting fees in DSUs and 50 percent in cash.
(2) Share-Based Awards consist of DSUs, which are granted at the end of each quarter. The value shown is the dollar amount of the annual equity retainer paid to each director. DSUs were granted in Canadian dollars and are presented in US dollars, converted at the applicable 2024 Grant Date Exchange Rate.
(3) A portion of Mr. Cherniavsky's annual cash retainer payable for 2024 was paid in 2025, converted to Canadian dollars at an exchange rate of USD $1.0000 = CAD $1.4351. A portion of Ms. Cox's meeting fees payable for 2024 will be paid at the end of the first quarter of 2025, converted to Canadian dollars at the exchange rate applicable on the payment date. A portion of Mr. Dunn's meeting fees payable for 2024 was processed by way of DSU grant in 2025, converted to Canadian dollars at an exchange rate of USD $1.0000 = CAD $1.4394. A portion of Messrs. Assing and Villegas' meeting fees payable for 2024 will be processed by way of a DSU grant at the end of the first quarter of 2025, converted to Canadian dollars at the exchange rate applicable on the grant date.
(4) Mr. Cherniavsky was appointed to the Board on November 25, 2024. His compensation reflects his annual equity retainer and annual cash retainer prorated from October 1, 2024, in recognition of the immediate amount of work required upon joining the Board in the fourth quarter. His Audit Committee member fees are prorated from December 5, 2024, the date on which he became a member of the Audit Committee.
(5) Effective May 8, 2024, Ms. Cox joined the HRC Committee and the NCG Committee and left the Audit Committee. On December 5, 2024, Ms. Cox was appointed Chair of the HRC Committee. Her standing Committee membership and Chair fees are prorated accordingly.
(6) Ms. Folse did not stand for re-election to the Board at the annual meeting of Shareholders on May 7, 2024. Messrs. Dunn and Weill resigned their respective Committee memberships effective December 5, 2024, and resigned from the Board effective January 1, 2025. Their respective Committee membership and Chair fees are prorated to December 5, 2024.



Mr. Tyree was appointed to the Board on March 11, 2024. Effective May 8, 2024, Mr. Tyree joined the Audit Committee and on December 5, 2024, Mr. Tyree was appointed Chair of the NCG Committee, a member of the HRC Committee, and left the Audit Committee. His standing Committee membership and Chair fees are prorated accordingly.

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets forth information concerning DSUs granted to each independent director of Enerflex as a part of their director compensation that remained outstanding as of December 31, 2024.

Independent Director	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed [1] ($)
Mr. Assing [2]	1,477,476
Mr. Cherniavsky [2][3]	26,030
Ms. Cox	371,254
Mr. Dunn [2][4]	2,905,168
Mr. Gouin	418,656
Ms. Hale	1,175,931
Mr. Reinhart	2,497,749
Mr. Tyree [5]	137,977
Mr. Villegas [2]	1,837,327
Mr. Weill [4]	1,436,139

Notes:
(1) Reflects the value of all accumulated DSUs held as of December 31, 2024 (including notional dividends awarded). All DSUs are vested and pay out only on resignation, retirement, or death. DSUs are each valued at $9.95 (being the closing price of Enerflex shares on the NYSE on December 31, 2024).
(2) A portion of Mr. Cherniavsky's annual equity retainer payable for 2024 and a portion of Mr. Dunn's meeting fees payable for 2024, were processed by way of DSU grant in 2025. These DSUs are each valued at $9.70 (being the closing price of Enerflex shares on the NYSE on the grant date). A portion of Messrs. Assing and Villegas' meeting fees payable for 2024 will be processed by way of a DSU grant at the end of the first quarter of 2025, converted to Canadian dollars at the exchange rate applicable on the grant date.
(3) Mr. Cherniavsky was appointed to the Board on November 25, 2024.
(4) Messrs. Dunn and Weill resigned from the Board effective January 1, 2025.
(5) Mr. Tyree was appointed to the Board on March 11, 2024.



INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth the value of vested DSUs, granted as a part of their director compensation, for each independent director of Enerflex.

Independent Director	Value Vested During the Year Share-Based Awards [1] ($)
Mr. Assing [2]	222,324
Mr. Cherniavsky [2] [3]	26,030
Ms. Cox	134,935
Mr. Dunn [2] [4]	250,354
Ms. Folse [5]	201,153
Mr. Gouin	113,422
Ms. Hale	237,923
Mr. Reinhart	285,223
Mr. Tyree [6]	90,506
Mr. Villegas [2]	230,618
Mr. Weill [4]	121,148

Notes:
(1) Reflects the value of all accumulated DSUs held as of December 31, 2024 (including notional dividends awarded). All DSUs are vested and pay out only on resignation, retirement, or death. The value of DSUs is calculated using the closing price of Enerflex shares on the NYSE on the applicable grant date (or the nearest preceding trading day). The value of notional dividends is calculated based on the closing price of Enerflex shares on the applicable dividend payment date.
(2) A portion of Mr. Cherniavsky's annual equity retainer payable for 2024 was processed by way of a DSU grant in 2025, converted to US dollars at an exchange rate of USD $1.0000 = CAD $1.4394. A portion of Mr. Dunn's meeting fees payable for 2024 was processed by way of DSU grant in 2025, converted to Canadian dollars at an exchange rate of USD $1.0000 = CAD $1.4394. A portion of Messrs. Assing and Villegas' meeting fees payable for 2024 will be processed by way of a DSU grant at the end of the first quarter of 2025, converted to Canadian dollars at the exchange rate applicable on the grant date.
(3) Mr. Cherniavsky was appointed to the Board on November 25, 2024.
(4) Messrs. Dunn and Weill resigned from the Board effective January 1, 2025.
(5) Ms. Folse did not stand for re-election to the Board at the Annual Meeting of Shareholders on May 7, 2024. The value of her share-based award is a DSU-redemption based on the FMV of an Enerflex share on the TSX on the redemption date of CAD $7.56, converted to US dollars at an exchange rate of USD $1.0000 = CAD $1.3858.
(6) Mr. Tyree was appointed to the Board on March 11, 2024.



A Message from our HRC Committee Chair

Dear Valued Shareholders,

Over the past year, we have taken meaningful steps to strengthen our executive compensation program in direct response to the feedback we received following last year's Say on Pay vote and Shareholder engagement. We value the perspectives of our Shareholders and are committed to ensuring our compensation practices align with long-term value creation.

SHAREHOLDER ENGAGEMENT AND KEY CHANGES

Following the 2024 Say on Pay vote, we conducted extensive outreach to our investors, engaging with Shareholders representing approximately two-thirds of our outstanding shares. Through these discussions, we received valuable input on our compensation structure, performance metrics, and governance practices. While we received a broad range of feedback and took action in many areas, we want to highlight a few of the key changes we have made:

1. Scorecard: We have aligned all executive management team ("EMT") members to a single short-term incentive plan ("STIP") scorecard, with a minimum 70 percent weighting on enterprise-wide performance. While incentivizing regional performance is important, maintaining an enterprise-wide perspective among all EMT members is even more critical. Shareholder value is ultimately driven by overall enterprise performance, not individual regional results. For the CEO, the enterprise scorecard weighting will remain 80 percent, continuing our focus of tying CEO compensation to enterprise results. The remaining 20% is tied to personal goals reviewed with the HRCC to align with developmental or strategic priorities.

2. STIP Metrics: In 2025, we are transitioning to Net Income, SG&A, and Free Cash Flow as key STIP metrics. We maintain Safety as our fourth metric. Focusing on Net Income will ensure discipline on maximizing profitability through a focus on all components of the income statement. Furthermore, following a strong year in which the Bank-Adjusted Net Debt to EBITDA Ratio declined from 2.3x at the end of Q4/2023 to approximately 1.5x at the end of Q4/2024, in line with the low range of our guidance, our emphasis in 2025 on Free Cash Flow will strengthen our ability to sustain strong dividend performance and maintain flexibility on other capital allocation priorities, including direct Shareholder returns. Additionally, our focus on optimizing SG&A ensures alignment with our long-term strategy to Simplify, Optimize, and Grow Enerflex—creating a more competitive company, focusing on cost discipline, and delivering direct bottom line performance. Finally, the Board has revisited the STIP program structure overall to ensure targets and shoulders are robustly set to align with value creation.

3. One-Time Awards: We heard the message clearly from our Shareholders regarding one-time awards. The HRC Committee agrees that one-time awards should be rare and only be used when determined by the Board to be aligned with the long-term interests of Enerflex and Shareholder value creation. Moving forward, if a one-time award is determined to be appropriate, the Committee commits to providing detailed disclosure regarding the form and rationale for such award.



LONG-TERM INCENTIVE PROGRAM ("LTIP")

We understand that Return on Capital Employed ("ROCE") and Shareholder returns are key priorities for our Shareholders. Following a comprehensive review of the LTIP program, the HRC Committee has determined to maintain LTIP incentive metrics with 70 percent tied to ROCE and 30 percent to relative Total Shareholder Return (rTSR), reinforcing alignment with our Shareholders' focus on long-term value creation.

SUCCESSION PLANNING - SETTING UP THE FUTURE

In addition to refining our compensation program, the Committee has focused on executive succession planning to ensure leadership continuity and long-term success. We launched a formal executive development program by engaging an executive development advisor, implementing active succession plans, and broadening the approach to talent development. Through these efforts, we will continue to strengthen our talent development pipeline, enhance our executive leadership assessment process, and remain committed to identifying and developing the next generation of leaders. With the departure of the President and CEO, the Board has retained a leading executive search firm to assist with a comprehensive search for Enerflex's next leader, evaluating both internal and external candidates.

LOOKING AHEAD

As the newly appointed Chair of the Human Resources and Compensation Committee, I am committed to maintaining open dialogue with our Shareholders and continuing to refine our compensation and succession practices in line with a high-standard of governance. We remain focused on attracting, retaining, and motivating top talent while ensuring our executive pay structure reinforces performance, accountability, sustainable growth, and value creation.

I want to close by recognizing the outstanding performance of our employees, whose dedication and execution have delivered strong operation performance and Enerflex's best safety record since 2000. The efforts of our employees have been reflected in strong share price performance in 2024. Our people are what sets us apart.

We appreciate your ongoing engagement and support and look forward to continuing the conversation. We invite Shareholders to continue to engage with the HRC Committee regarding thoughts and concerns by reaching out to us at chair@enerflex.com. The HRC Committee remains focused on ensuring that executive incentives align with the Company's strategy to drive long-term value creation for our Shareholders.

Sincerely,

(signed) "Joanne Cox"

Joanne Cox
Chair, Human Resources and Compensation Committee



COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

This compensation discussion and analysis generally describes Enerflex's approach to executive compensation and the compensation decisions for its 2024 Named Executive Officers (**NEOs**), and includes Marc Rossiter, who ceased to serve as President and Chief Executive Officer as of March 19, 2025.

For 2024, the NEOs are:

NEO	Title
Marc Rossiter [(1)]	**Former President and Chief Executive Officer**
Preet S. Dhindsa [(2)]	**Interim President and Chief Executive Officer, Former Chief Financial Officer**
Greg Stewart	**President, U.S.A. Region**
Phil Pyle	**President, Eastern Hemisphere**
Mauricio Meineri	**President, Latin America**

Notes:
(1) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(2) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025. Previously, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer effective March 1, 2024.
(3) Mr. Joe Ladouceur was appointed Interim Chief Financial Officer effective March 19, 2025.

EXECUTIVE COMPENSATION PHILOSOPHY

Enerflex's executive compensation philosophy is to offer market-competitive pay at target, with actual pay outcomes aligned to performance. The program is structured to reward Enterprise performance while recognizing individual achievements. This philosophy is guided by core principles that ensure alignment internally and with Shareholder interests. In our commitment to continuous improvement and responding to feedback from our Shareholders, Enerflex is also implementing several changes for 2025 which are discussed in this compensation discussion and analysis.

Performance	A significant portion of executive compensation is pay-at-risk delivered through various compensation vehicles, including long-term incentives tied to Enerflex share price that vest over different performance periods. The compensation structure is designed to drive executives to achieve excellence both at the Enterprise level, and within their respective areas of responsibility. The HRC Committee reviews, analyzes, and approves management proposed metrics to ensure they are robustly set to achieve or exceed the overall budget and strategic priorities. Prior to approving final performance results under Enerflex's incentive plans, the Board considers several factors, including overall corporate, regional, and individual performance, and may apply discretion to adjust calculated results to prevent unintended outcomes and ensure alignment between pay outcomes and the Shareholder experience.
Shareholder Value	The HRC Committee seeks to focus the executive team on key financial and operational metrics that are drivers of Shareholder value, including relative total Shareholder return. Long-term incentives track Enerflex share price with payouts aligned directly to the Shareholder experience.



Teamwork	While individual performance is important, annual performance payouts are weighted more towards Enterprise performance.
Risk Mitigation	Payouts under the incentive programs are capped, an Incentive Compensation Recovery Policy (a Clawback Policy) is in place, and executives are required to meet Enerflex share ownership requirements pursuant to the Enerflex Share Ownership Guidelines.
Culture of Safety	Safety of our people is integral and of central importance to Enerflex and is reflected by inclusion of safety performance metrics in our Short-Term Incentive Program. Safety performance, as measured using leading and lagging indicators, is reported on a quarterly basis to the HRC Committee and the Board.

COMPENSATION DECISION-MAKING PROCESS

The Board, HRC Committee, and management work collaboratively in managing Enerflex's executive compensation program. To support the HRC Committee and to provide perspective and advice, the HRC Committee has retained Hugessen, an external management consulting firm providing executive compensation, board effectiveness, and related governance and advisory services. Provided below is a summary of the roles and key responsibilities for each of the Board, HRC Committee, management, and the external compensation consultants.

Board	- Approves all compensation policies and plans, including the PSU Plan, RSU Plan, DSU Plan, and pension plans, along with the risk mitigation plans and policies. - Approves all executive promotions and appointments, compensation adjustments for executives, LTI award grants, and STI payments. - Reviews quarterly reports and updates from the HRC Committee. - Approves the compensation of the CEO.
HRC Committee	- Evaluates, manages, and implements Enerflex's executive compensation program based on and in alignment with the compensation philosophy. - Reviews, and recommends to the Board for approval, the Enterprise scorecard and objectives for the CEO based on Enerflex's business strategy. - Oversees the annual review of Enterprise and regional performance and objectives applicable to the compensation of executives. - Assesses EMT performance, including progress towards achieving annual goals, against the following criteria: – execution of Enerflex's business plans and strategies and their results; – performance of the regional business units and functional areas; – demonstrated leadership ability and teamwork; and – demonstrated commitment to the Enerflex Vision and Values. - Reviews the CEO's recommendations for target total compensation of the EMT, taking into consideration past performance and expected future contributions, changing responsibilities, external factors, such as market competitiveness, and the appropriate level of pay differentiation between roles based on position, scope, and level of responsibility. - Reviews and recommends to the Board for approval salary increases, short-term bonuses, and long-term incentive grants under Enerflex's PSU and RSU plans, in respect of the EMT. - Oversees cash-based and equity-based compensation plans, programs, and grants, recommending Board approval for executives. - Reviews and approves the Enerflex peer group used to determine the competitiveness of executive target total direct compensation and for relative total shareholder return. - Reviews, and recommends to the Board for approval, executive recruitment, hiring, promotions, and appointments, taking into account several factors including those provided for n Enerflex's Diversity Policy.



	➤ Oversees executive succession planning efforts to ensure a pipeline of qualified leaders. ➤ Consistent with the HRC Committee Terms of Reference, may retain the services of independent advisors and consultants to assist with the completion and fulfilment of the responsibilities under its mandate. The HRC Committee and the Board, as applicable, take into consideration the advice received from these consultants, when making their decisions. ➤ Meets in-camera without management present at the beginning and/or end of each HRC Committee meeting.
Management	➤ The CEO reviews market data gathered and provided by the independent consultants and makes recommendations to the HRC Committee for target compensation of the EMT. ➤ The CEO establishes a series of individual goals and objectives with each member of the EMT, which goals are designed to support and facilitate achievement of the business' annual, mid- and long-term strategies and objectives, and will align with the CEO's goals and the Enerflex strategy. ➤ The CEO reviews and assesses the performance of the EMT and provides updates to the HRC Committee on these assessments, including an analysis of individual performance against their goals and objectives based on demonstrated delivery of results, execution of the strategic plan, and alignment to Enerflex's Values. ➤ The CEO reports to the HRC Committee on interim performance relative to annual targets.

External Compensation Consultants	➤ Since 2016, the HRC Committee has retained Hugessen as its independent advisor on executive compensation matters. Hugessen oversees the reasonableness and completeness of management's data and analysis, provides additional insight and perspective, and independently advises the HRC Committee. Specifically, Hugessen:
	  – Reviews all materials prepared by management and meets in-camera with the independent directors on the HRC Committee.
	  – Provides an annual assessment of Enerflex's compensation programs relative to market and advises on market trends and issues.
	  – Reviews and makes recommendations for updates to the compensation and performance peer groups.
	  – Benchmarks CEO compensation relative to market and provides analysis on realized/realizable pay.
	  – Supports with review of annual disclosures on executive compensation.
	➤ Management has engaged the services of Mercer to provide supplemental advice in respect of Enerflex's non-CEO executive benchmarking and non-executive compensation programs, providing data and information for management to make recommendations for consideration by the HRC Committee.
	
	The following table summarizes the fees paid by Enerflex to Mercer and Hugessen during the periods indicated.
	
	| Director and Executive Compensation-Related Fees
		Fees Paid In:	

	2023 [1]	2024
---	---	---
Hugessen	$71,947	**$212,291**
Mercer	$77,412	**$21,898**
All Other Fees [2]		
Hugessen	–	**$75,554**	 Notes: (1) Amounts have been converted from Canadian dollars to US dollars at the 2024 Average Exchange Rate. (2) Other fees in 2024 were related to Board effectiveness consulting services provided to the NCG Committee through a team that is separate and distinct from the Hugessen executive compensation team. See "*Board Assessments*" for additional information.



EXECUTIVE COMPENSATION GOVERNANCE AND RISK MANAGEMENT

The nature of Enerflex's business requires some level of risk-taking to achieve desired growth and outcomes in support of the best interests of Shareholders. The Board, including the HRC Committee specifically, ensures that sufficiently robust safeguards are in place to address and mitigate compensation-related risks. On an annual basis, the HRC Committee considers what behaviors are being incentivized under the executive compensation program and whether the executive compensation programs create or incentivize any inappropriate risk-taking.

The review process that the HRC Committee conducts considers Enerflex's business philosophy and overall corporate strategy, the weighting between fixed and variable/at-risk pay, incentive design, and Enerflex share ownership. A significant portion of incentive plan payouts is based on quantitative metrics that align to the corporate budget, strategic priorities, and the overall Shareholder experience. Management provides the HRC Committee with stress testing to demonstrate alignment of pay outcomes with performance under various performance scenarios. These stress tests are also reviewed by the external compensation consultants to ensure robustness.

The HRC Committee believes that the executive compensation program does not encourage unreasonable or excessive risks relating to Enerflex's business and that Enerflex has the proper practices in place to effectively identify and mitigate potential risks. Specific corporate governance practices and policies related to risk management include:

Board Discretion	The Board retains the ability to apply discretion on payouts under the STIP and PSU Plan to ensure the payouts, as calculated, are reflective of actual performance and achieve the intended pay-for-performance alignment. Unintended outcomes based on calculations can be appropriately addressed to ensure and support Shareholder alignment with overall compensation. In 2024, discretion was not applied to calculate payout under the STI Plan and PSU Plan.
Insider Trading Policy / Anti-Hedging Protection	Directors, officers, employees, and consultants of Enerflex, as well as anyone else who qualifies as an insider under applicable securities laws, are prohibited from engaging in transactions that could reduce or limit their economic risk with respect to their holdings of securities of Enerflex, including Enerflex shares, Options, PSEs, PSUs, DSUs, and RSUs. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives, and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, and exchange funds), and, in the case of directors or executives, limited recourse loans secured by Enerflex shares.
Double Trigger on Change of Control	Provisions in Enerflex's equity plans require both a change of control and termination or departure for "Good Reason" before equity vesting or other benefits apply.
Incentive Compensation Recovery Policy	The Board believes that it is in the best interests of Enerflex to create and maintain a culture that emphasizes integrity and accountability. In furtherance of this objective, the Board has adopted an Incentive Compensation Recovery Policy to provide for the recoupment of certain executive compensation, including in the event of accounting restatement required due to material noncompliance, all pursuant to the terms and conditions of the policy.



	Normalization	Both the HRC Committee and the Audit Committee are responsible for vetting and scrutinizing the appropriateness of any funding calculation normalizations proposed by management, and this review process occurs annually prior to Board approval of the STIP pool funding. Normalizations are calculated in a consistent manner from period-to-period and typically include adjusting for items that are not reflective of operating performance or Shareholder value creation during the year, as determined by the HRC Committee and the Audit Committee.
Share Ownership Guidelines		All executives are required to comply with Enerflex's Share Ownership Guidelines, including a requirement for the CEO to own equity equal to at least 5x base salary, for the CFO to own equity equal to at least 3x base salary, and for the other NEOs and members of the EMT to hold equity equal to at least 2x their base salary. It is expected that the executives will accumulate Enerflex shares with a value equivalent to or greater than the amounts listed within five years of their date of appointment to the executive position. If the ownership requirements are further increased due to promotion, an increase to base salary greater than or equal to 15 percent, and/or a policy change, the executive must meet the new threshold within three years. When a salary increase is less than 15 percent of base pay, the executive must meet the new ownership threshold within one year. To best measure true share ownership at risk consistent with that of Shareholders, only Enerflex shares, RSUs (that settle in Enerflex shares), and DSUs owned by the executive count towards the ownership requirements. The HRC Committee annually reviews the Share Ownership Guidelines and updates them as applicable. The following table summarizes the Enerflex share ownership attained for each NEO as of December 31, 2024:

NEO	Share Ownership Requirement		Equity Ownership [1]				Total Security Value ($)	Base Salary Multiple [2]
	Multiple of Base Pay	Ownership Requirement ($)	Common Shares (#)	Eligible RSUs and DSUs (#)	Common Shares Value ($)	RSUs and DSUs Value ($)		
Rossiter [3] [5]	5 times	3,102,190	355,720	530,780	3,737,158	5,562,539	9,299,697	15.0
Dhindsa [4] [5]	3 times	1,204,380	14,375	80,051	150,151	836,153	986,304	2.5
Stewart	2 times	900,000	102,669	166,994	1,073,314	1,719,752	2,793,066	6.2
Pyle	2 times	1,010,000	85,555	133,087	937,072	1,399,890	2,336,962	4.6
Meineri	2 times	736,000	54,206	92,620	560,799	930,131	1,490,929	4.1

Notes:
(1) The value of an Enerflex share, RSU, or DSU is calculated as the greater of the value on the grant or acquisition date, as the case may be, and either CAD $14.31 or USD $9.95 (being the closing price of Enerflex shares on the TSX and NYSE, respectively, on December 31, 2024).
(2) Calculated by dividing the Total Security Value by the NEO's 2024 base salary as set out in the "*Summary of 2024 Target Compensation*" table on page 55 below.
(3) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(4) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025.
(5) For Canadian NEOs, values have been converted to US dollars at the 2024 Average Exchange Rate.



EXECUTIVE COMPENSATION PEER GROUP

Enerflex utilizes a single, North American peer group, reflective of the Company's talent requirements, to evaluate its executive compensation practices. This single peer group ensures alignment and internal equity, as all EMT positions are benchmarked relative to the same market data. In 2024, approximately 65 percent of overall revenues were generated in North America, 18 percent of revenues were generated in the Eastern Hemisphere, and 17 percent of revenues were generated in Latin America. Given the international scope of Enerflex's business, this single peer group closely mirrors the mix of domestic and international revenue and operations. The HRC Committee uses the following guiding principles when developing and reviewing the executive compensation peer group:

- ➢ The peer group should reflect those companies that represent the market for executive talent.
- ➢ Companies are generally within approximately one-third to three times Enerflex's size, measured in terms of revenue, and have similar assets, market capitalization, and Enterprise value.
- ➢ Peers should be selected from industries that best represent Enerflex's business, and the labor and capital markets in which Enerflex operates, including oil and gas equipment and services, midstream, contract compression, and energy infrastructure companies that are headquartered in Canada and the U.S.A., and ideally with global operations.

Enerflex generally targets total direct compensation for executives at the median (50th percentile) of the peer group, recognizing target pay position may vary depending on a variety of factors, including individual tenure and performance, internal equity, geographic location, and role complexity relative to peers and market. Executives can increase their actual pay position through higher incentive payouts when performance exceeds expectations and, conversely, be compensated below target through lower payouts when performance is below expectations.

As part of its governance practices, Enerflex evaluates its peer group annually. While no changes were made to the peer group used for 2024 compensation, during the comprehensive review of our compensation programs in the latter half of 2024, the HRC Committee has made changes to the peer group to take effect in 2025. Changes made in 2024 that will impact the 2025 compensation decisions included removing companies that were outliers by size and ensuring the Canadian/US balance remained appropriate.

The peer group used to inform 2024 compensation decisions included five companies headquartered in Canada (31 percent) and eleven companies headquartered in the United States (69 percent). In determining the appropriate target total compensation for each executive, the HRC Committee and the Board balanced the US-centricity of the peer group with the location of the executive.



2024 Peer Group for Executive Compensation			
Company Name	**Country**	**Company Name**	**Country**
CES Energy Solutions Corp.	Canada	Chart Industries	U.S.A.
Keyera Corp.	Canada	Helix Energy Solutions	U.S.A.
Secure Energy Services Inc.	Canada	NexTier Oilfield Solutions	U.S.A.
Mattr Corp.	Canada	NuStar Energy L.P.	U.S.A.
Toromont Industries Ltd.	Canada	Oceaneering International	U.S.A.
Expro Group Holdings N.V.	U.S.A.	RPC, Inc.	U.S.A.
Archrock, Inc.	U.S.A.	Select Water Solutions	U.S.A.
ChampionX Corporation,	U.S.A.	USA Compression Partners, LP	U.S.A.

ELEMENTS OF THE 2024 EXECUTIVE COMPENSATION PROGRAM

The executive compensation program is comprised of direct and indirect compensation elements to drive the achievement of Enterprise and regional objectives and to align management's interests with those of Shareholders. In combination, these elements are designed to recognize those activities of the executive officers that advance the short- and long-term business and strategic objectives of Enerflex.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE	TERM	FORM
Fixed Compensation			
Base Salary	➢ The base salary provides a competitive level of fixed compensation to attract and retain talent. ➢ Base salaries are set with reference to the market and Enerflex's desired mix of pay elements.	1 Year	Cash
Variable Compensation			

Short-Term Incentive Plan (STIP)	➢ The STIP is an "at risk" component aligned to budget and designed to reward the achievement of business objectives in the short-term.
	➢ The STIP is comprised of Enterprise, regional, and individual metrics. The CEO STIP scorecard is based on 80 percent Enterprise results and 20 percent personal results. The Non-CEO NEOs STIP scorecard is based on 50 percent Enterprise results, 30 percent Regional results, and 20 percent personal results. STIP metrics are approved on an annual basis and the performance targets for each metric are based primarily on the current year's budget.
	   – For 2025, the non-CEO STIP scorecard will be based on 70 percent Enterprise results and 30 percent Regional/personal results. The CEO scorecard will remain the same.
	➢ The 2024 Enterprise scorecard consisted of:
	   – EBIT (25%)
	   – EBIT % (25%)
	   – Bank-Adjusted Net Debt (25%) [1]
		1 Year	Cash



	– SOx Compliance (15%) – Safety – TRIR (7.5%) / MVIR (2.5%) ➢ The maximum payout was limited to 200 percent of target and 100 percent for SOx Compliance. ➢ For 2025, management is changing its 2024 Enterprise Scorecard to focus on Net Income, Free Cash Flow, and SG&A. Enerflex will continue focusing and utilizing safety as a scorecard metric.		
Long-Term Incentive Plan (LTIP)	➢ The LTIP is an "at risk" component designed to reward employees for creating sustained Shareholder value. ➢ The LTIP is comprised of PSUs and RSUs.	3 Years	Cash (or Enerflex shares purchased on the open market)
Performance Share Units (PSUs)	PSUs (50 percent of LTIP) ➢ Time and performance vesting conditions. ➢ For PSUs granted in 2024, vesting will be determined by: – ROCE (70 percent); and – total shareholder return relative to Enerflex's performance peer group (30 percent). ➢ The final number of PSUs that vest is limited to 200 percent of the initial grant (plus any accrued dividends). ➢ PSUs cliff vest three years from the date of grant. ➢ For 2025, following its review of the overall LTIP program, the HRC Committee approved continuing with the general framework of the LTIP program, while continuing to evaluate the appropriate targets and shoulders to apply to the metrics and other elements associated with the LTIP program more broadly.		
Restricted Share Units (RSUs)	RSUs (50 percent of LTIP) ➢ Time vesting conditions only and participants must be an employee of Enerflex on vesting. ➢ RSUs vest in equal tranches over three years from the date of grant.		
Other Compensation			
Retirement and Pension Programs	➢ The basic retirement and pension program is consistent with those available to all employees. This is enhanced with a Supplementary Executive Retirement Program targeting a combined total maximum value of 10 percent of total cash compensation.	Retirement	Other
Benefits and Perquisites	➢ May include executive medical benefits allowance, financial and legal consulting services, life insurance premiums, automobile allowances and associated expenses, and club membership dues. ➢ These do not represent a significant portion of overall compensation.	1 Year	Other

Note:

(1) Bank-Adjusted Net Debt does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. It is comprised of borrowings under the Company's revolving credit facility and 9.00 percent senior secured notes, less cash and cash equivalents. Enerflex considers Bank-Adjusted Net Debt to provide useful information to both management of Enerflex and Shareholders in assessing executive compensation. It should not be considered a substitute for, or superior alternative to, measures prepared in accordance with IFRS.



SUMMARY OF 2024 TARGET COMPENSATION

NEO	2024 Base Salary ($)	Target STIP		Target LTIP		Target Total Direct Compensation ($)
		% of Salary	$	% of Salary	$	
Rossiter [1] [2]	620,438	125%	775,548	400%	2,481,752	3,877,737
Dhindsa [2] [3]	401,460	85%	341,241	200%	802,920	1,545,621
Stewart	450,000	75%	337,500	180%	810,000	1,597,500
Pyle	505,000	75%	378,750	60%	303,000	1,186,750
Meineri	368,000	75%	276,000	150%	552,000	1,196,000

Notes:
(1) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(2) For Canadian NEOs, values have been converted to US dollars at the 2024 Average Exchange Rate.
(3) Mr. Dhindsa was appointed as Interim President and Chief Executive Officer effective March 19, 2025. Previously, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer effective March 1, 2024. His base salary and targets as reflected are his annual base salary and targets for 2024.

BASE SALARY

The HRC Committee sets base salaries in consideration of market and in accordance with the scope and mandate of the role, the performance and experience of the individual, and internal equity. Reflecting Enerflex's emphasis on variable and at-risk compensation, base salaries for the NEOs remain a relatively low portion of their overall total direct compensation. While the HRC Committee generally targets the median of the peer group for the NEOs base salaries, individual factors can impact the positioning of each NEO. As part of the annual review process in February 2024, the HRC Committee reviewed the then President and CEO's base pay and determined that there would be no change for 2024.

NEO	2023 ($)	2024 ($)	Percentage Change
Rossiter [1] [2]	620,438	620,438	0%
Dhindsa [2] [3]	0	401,460	N/A
Stewart	395,000	450,000	14%
Pyle	490,000	505,000	3%
Meineri	350,000	368,000	5%

Notes:
(1) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(2) In 2024, Messrs. Rossiter and Dhindsa were paid in Canadian dollars. Their base salary in Canadian dollars was CAD $850,000 and CAD $550,000, respectively, and has been converted to US dollars for purposes of this table at the 2024 Average Exchange Rate.
(3) Mr. Dhindsa was appointed as Interim President and Chief Executive Officer effective March 19, 2025. Previously, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer effective March 1, 2024. His base salary as reflected is his annual base salary for 2024.



SHORT-TERM INCENTIVE PLAN

The STIP is an "at risk" compensation component designed to reward the achievement of business objectives in the short-term. Target STIP awards are denominated as a percentage of base salary with actual STIP awards ranging from 0 percent to 200 percent of target. NEOs may elect to receive all or a portion of their STIP award in cash or DSUs.

Enerflex uses a "sum of targets" approach to determine the funding pool available for distribution under the STI Plan. Historically, this has been through a combination of Enterprise, regional, and individual performance metrics. A 2025 enhancement will include the use of a STIP scorecard for all non-CEO NEOs that places a 70 percent value on Enterprise results and 30 percent value on Regional/personal results. The CEO will continue with an 80 percent Enterprise results and 20 percent personal scorecard. Performance metrics and their targets align to budget and are reviewed and approved by the HRC Committee for appropriateness, with the assistance of the Audit Committee. Quarterly, the CEO reviews with the HRC Committee ongoing progress relative to the achievement of these STIP performance metrics. The targets are derived from an analysis of the previous year's actual performance, anticipated future performance (including growth plans), and industry trends. Further, each metric is individually weighted and has a target, threshold, and stretch component. Regardless of how well Enerflex performs on any individual metric, payout occurs with Board approval and only when the organization realizes a profit (as per normalization practices). Each executive's individual goals and objectives are aligned with Enerflex's annual, mid-, and long-term strategic plans.

The table below summarizes the STIP targets for our NEOs and the weighting of the various performance components applicable to each.

NEO	2024 Salary ($)	2024 STIP		Performance Component Weighting		
		Target (% of Salary)	Target ($)	Enterprise	Region	Individual
Rossiter [1]	620,438	125%	775,548	80%	N/A	20%
Dhindsa [2]	335,646	85%	285,300	80%	N/A	20%
Stewart	450,000	75%	337,500	50%	30%	20%
Pyle	505,000	75%	378,750	50%	30%	20%
Meineri	368,000	75%	276,000	50%	30%	20%

Notes:
(1)   Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(2)   Mr. Dhindsa was appointed as Interim President and Chief Executive Officer effective March 19, 2025. Previously, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer effective March 1, 2024. His 2024 salary as reflected is his actual salary paid in 2024, prorated from his appointment date. Similarly, his 2024 STIP target value as reflected is calculated with reference to his actual salary paid in 2024.



Short-Term Incentive Plan Payout Calculation

The STI Plan payout is calculated by factoring the weightings of the performance metric with the performance results achieved. Consistent with previous years, under the 2024 STI Plan, the HRC Committee determined the payouts to the NEOs as follows:



Enterprise Performance Results		Regional Performance Results		Individual Performance Results		Individual STIP Award
STIP Target x (Performance Weighting x Enterprise Results)	+	STIP Target x (Performance Weighting x Regional Results)	+	STIP Target x (Performance Weighting x Individual Results)	=	STIP Award

2024 Short-Term Incentive Plan Scorecard

In 2024, the HRC Committee approved the below metrics for the STIP:

Metric	Description
EBIT and EBIT%	In 2023 Enerflex used Adjusted EBITDA [1] and EBITDA% as the primary financial performance metrics given that the final accounting for the Exterran acquisition was not yet completed at the time of setting the STIP. In 2024, Enerflex transitioned back to using Earnings Before Interest and Taxes (EBIT) and EBIT% as the primary financial performance metrics to measure operational effectiveness. For more information, please refer to the Enerflex's Consolidated Statement of Earnings in the Annual Consolidated Financial Statements.
Bank-Adjusted Net Debt	Following the Exterran acquisition and the ongoing work on integration of the business throughout 2024, it was important for the Board to continue to have a leverage-related metric as part of the STIP program, as it directly reflects Enerflex's financial health by considering its debt and cash position. By reducing Bank-Adjusted Net Debt, Enerflex enhances Shareholder value through reduced interest expense, increased financial flexibility and resiliency, and increased share of the enterprise value derived from operations. Reducing Bank-Adjusted Net Debt also optimizes working capital, improves cash flow generation, and efficiently allocates capital.
Enterprise SOx Compliance	As of the financial year ended December 31, 2023, Enerflex's disclosure controls and procedures and internal control over financial reporting (ICFR) were found not to be effective under the Sarbanes-Oxley Act of 2022, as amended. SOx compliance was determined to be a key priority for management in 2024. Given success depended on an organization-wide effort, inclusion of a SOx compliance metric as part of the STIP program in 2024 was considered by the HRC Committee to be critical and unique to 2024. Success of this metric had a binary outcome and was capped at target.
Safety	In 2024, Enerflex continued to incentivize safe behaviours and to reinforce a commitment to protect the health and safety of its employees, contractors, clients, and other third-party personnel in the communities in which Enerflex operates, by tracking its Enterprise MVIR and the TRIR as ESG metrics. In 2024, Enerflex employees worked 12.4 million hours and drove 30.4 million kilometers.

Note:
(1)   "Adjusted EBITDA" is not a standardized financial measure prescribed by IFRS. See "*Non-IFRS Measures*" in this Circular for further information.



Metric	Weighting	Target (100%)	Results	% of Target Achieved	Contribution to STIP Pool [1]
EBIT [2]	25%	181	**178**	**98%**	**24%**
EBIT % [2]	25%	7%	**7%**	**125%**	**31%**
Bank-Adjusted Net Debt (millions) [2]	25%	$785	**$682**	**200%**	**50%**
Enterprise SOx Compliance	15%	No material weakness	**No material weakness**	**100%**	**15%**
TRIR	7.5%	0.50	**0.40**	**120%**	**9%**
MVIR	2.5%	0.38	**0.30**	**121%**	**3%**
Total / Payout %	**100%**				**133%**

Notes:
(1) Column may not add due to rounding.
(2) Results may be adjusted by the HRC Committee.

2024 Short-Term Incentive Plan Payouts

Enerflex had a strong operating performance in 2024. Enerflex had year-over-year improvements in revenue and gross margins, an increase of $118 million in cash from operating activities, and free cash flow of $222 million compared to $95 million from the prior year. Furthermore, Enerflex reported EBIT of $178 million versus $42 million from the prior year, EBIT % of 7.4 percent versus 1.8 percent from the prior year, and reduced its Net Debt by $208 million, moving its leverage ratio from 2.3x to 1.5x. In addition to the strong year-over-year performance, Enerflex successfully achieved SOx compliance critical to its NYSE listing requirement. Based on the strong operating performance, Enerflex's 2024 Enterprise STIP performance rating was 133%.

The HRC Committee and Board approved this adjusted bonus pool and the 2024 STIP award payments to the NEOs were as follows:

NEO	2024 Salary ($)	Target STIP (%)	Enterprise Performance		Region Performance		Individual Performance		Overall Score (% of Target)	2024 STIP Payout ($)
			Weight	Score	Weight	Score	Weight	Score		
Rossiter [1]	620,438	125%	80%	1.33	-	-	20%	1.25	1.31	1,019,051
Dhindsa [2]	335,646	85%	80%	1.33	-	-	20%	1.6	1.38	396,496
Stewart	450,000	75%	50%	1.33	30%	1.63	20%	1.5	1.45	490,600
Pyle	505,000	75%	50%	1.33	30%	0.82	20%	1.13	1.14	430,400
Meineri	368,000	75%	50%	1.33	30%	1.14	20%	1.04	1.22	335,200

Notes:
(1) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(2) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025.



LONG-TERM INCENTIVE PLAN

Enerflex's current long-term incentives reward employees for creating sustained Shareholder value, with payout tied to share price performance. The elements of LTIP compensation awarded to NEOs, as a percentage of base salary, are PSUs and RSUs. These LTIP vehicles were chosen as their ultimate value moves with the Enerflex share price, thereby aligning the NEO experience with that of Shareholders.

Performance Share Unit Plan

The PSU Plan provides for grants of PSUs to members of the EMT. PSUs are settled in cash and cliff vest three years from the date of grant. Dividend equivalents accrue and are also cash settled. The final number of PSUs that may vest varies from 0 percent to 200 percent of the initial grant (plus any accrued dividends) based on Enerflex's performance on the applicable PSU performance metrics relative to predetermined performance targets. For grants issued in 2024, two performance metrics were applied:

➢ Absolute Return on Capital Expenditure (ROCE), weighted at 70 percent
➢ Relative total shareholder return (rTSR), weighted at 30 percent

These metrics align with Enerflex's strategic priorities of delivering strong operational performance, free cash flow generation, effective capital allocation, and Enerflex share price performance. The targets and shoulders for the PSU performance metrics are not disclosed for competitive reasons. Enerflex believes that the disclosure of specific targets would seriously prejudice the Company's interests.

Regarding outstanding PSU grants that have not fully settled, the performance metrics for the PSUs granted in 2022 included Adjusted EBITDA (50% weighting) and Net Debt (50% weighting). The PSUs issued in 2023 applied the same performance metrics as the grant in 2024. For information in respect of the 2021 PSU grant which vested in 2024 over a performance period from 2021 through 2023, please see "*2024 PSU Award Settlement*" below.

Return on Capital Expenditure (ROCE) Multiplier, 70 percent weighting

ROCE is a key metric for evaluating how efficiently a company utilizes its capital to generate operating profits. ROCE serves as a critical indicator of financial performance and long-term value creation. By measuring the return generated on both equity and debt capital, ROCE provides insights into the effectiveness of investment decisions and the overall health of the business. Incorporating ROCE as a long-term metric ensures that executives remain focused on sustainable value creation, aligning strategic decision-making with the interests of Shareholders. ROCE targets are set annually based on the approved corporate budget for the applicable year and are set at appropriately challenging levels.

Relative Total Shareholder Return (rTSR) Multiplier, 30 percent weighting

rTSR is a key indicator of Enerflex's performance relative to companies operating in a similar macro environment and to relevant index participants and serves to contextualize the Company's performance within the broader market, encouraging competitive long-term value creation. At the end of each year, Enerflex measures its TSR performance relative to performance of its peers (1/3 weighting), the TSX index (1/3 weighting), and the NYSE index (1/3 weighting), collectively the "PSU Peer Group" (discussed below) to determine the performance multiplier for a given year. The results for each year are then averaged to calculate the rTSR multiplier.



2024 Peer Group for Performance Share Unit Plan

When identifying the potential performance peers, the HRC Committee considered companies of similar size and operations, peers that are impacted similarly to Enerflex by macro-economic conditions, or those that Enerflex competes with for capital. The performance peer group incumbents are reviewed and approved on an annual basis. After reviewing and considering the previous peer group, the HRC Committee made no changes to the performance peer group in 2024. The peer group utilized for the 2024 PSU grant was comprised of the following six companies (weighted 1/3) and two indices (weighted 1/3 each), one on the TSX and the other on the NYSE:

Company Name	Country	Company Name	Country
CES Energy Solutions Corp.	Canada	Precision Drilling	Canada
Gibson Energy	Canada	Total Energy Services	U.S.A.
Secure Energy Services Inc.	Canada	Archrock	U.S.A.
S&P Canada SmallCap Energy (Sector) Index	Canada	SPDR S&P Oil & Gas Equipment ETF	U.S.A.

Restricted Share Unit Plan

The RSU plan provides for grants of RSUs to members of the EMT, which includes all NEOs and other designated participants. RSUs are settled in cash and vest in equal tranches over three years from the date of grant. Dividend equivalents accrue and are also cash settled.

2024 LTIP Grants

The table below details the August 15, 2024 grant of PSUs and RSUs to the NEOs, granted at targets approved by the Board:

NEO	Percentage of Base Salary			PSUs Granted		RSUs Granted		Total Value of Grants ($) [1]
	LTIP Target	PSUs	RSUs	$	Units (#)	$	Units (#)	
Rossiter [2]	400%	200%	200%	1,249,500	212,500	1,249,500	212,500	2,499,000
Dhindsa [3]	246%	123%	123%	496,476	85,219	496,476	85,219	992,953
Stewart	180%	90%	90%	405,000	68,878	405,000	68,878	810,005
Pyle	60%	30%	30%	151,500	25,765	151,500	25,765	302,996
Meineri	150%	75%	75%	276,000	46,939	276,000	46,939	552,003

Notes:
(1) The FMVs used in the PSU and RSU grants were CAD $8.00 (TSX) and $5.88 (NYSE). "Total Value of Grants" is calculated by multiplying the number of units by the US dollar FMV.
(2) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(3) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025. Mr. Dhindsa previously served as Senior Vice President and Chief Financial Officer effective March 1, 2024. Upon his appointment as Senior Vice President and Chief Financial Officer on March 1, 2024, Mr. Dhindsa received additional RSU and PSU grants, each in the amount of $91,241 (CAD $125,000), using a FMV of CAD $7.59 (TSX). The "Total Value of Grants" also includes 16,469 units each for Mr. Dhindsa's PSU and RSU, multiplied by the TSX FMV converted to US dollars at the closing exchange rate on March 1, 2024 of USD $1.0000 = CAD $1.3564.



2024 PSU Award Settlement

The overlapping performance cycles in the PSU Plan serve to encourage sustained performance over time. The performance period for the 2021 PSU grant was 2021 through 2023 and the metrics for the 2021 PSU grant that vested in 2024 included ROCE and gEPS, both adjusted for items approved by the HRC Committee. After reviewing the 2024 results with reference to the three-year average performance for ROCE and gEPS, the HRC Committee recommended, and the Board approved, the vesting of a portion of granted PSUs and the forfeiting of the remaining portion of PSUs granted plus any dividends earned. The following PSU award payouts, which occurred in August 2024, were based on vesting 63 percent of PSUs originally granted:

NEO	Amount Granted [1]		Dividends Earned	Total Accumulated	Units Forfeited [2]	Total Vested	Payout ($) [3]
	$	#	(#)	(#)	(#)	(#)	
Rossiter [4]	1,118,824	179,140	7,378	186,518	68,918	117,600	686,715
Dhindsa [5]	-	-	-	-	-	-	-
Stewart	321,300	51,445	2,119	53,564	19,792	33,772	197,051
Pyle	113,475	18,169	747	18,916	6,989	11,927	69,591
Meineri	-	-	-	-		-	-

Notes:
(1) The FMV as of the date of the grant was CAD $7.85 (TSX). At vesting, the FMV was CAD $8.00. The grant values for Messrs. Stewart and Pyle are based on the actuals before conversion. The amount granted to Mr. Rossiter has been converted to US dollars at the 2021 exchange rate of USD $1.0000 = CAD $1.2569.
(2) Units forfeited include dividends earned.
(3) The payout values for Messrs. Stewart and Pyle are based on actuals, using a conversion rate on the vesting date of USD $1.0000 = CAD $1.3711. Mr. Rossiter's payout amount was converted to US dollars at the 2024 Average Exchange Rate.
(4) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(5) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025.

With the performance results not meeting target, together with the change in the FMV from the date of grant to the vesting date, the resulting vesting value equaled 64 percent of the grant value of the PSUs. The Board may exercise discretion on awarding PSUs, and, in the absence of attaining performance goals may either increase or decrease awards on a discretionary basis. The Board has not exercised this discretion since the inception of the plan in 2013.



2024 RSU Settlement

In 2024, three RSU tranches (relating to the 2021, 2022, and 2023 grants) vested. The FMV at the grant date of the 2021 grant was CAD $7.85; the FMV of the 2022 RSU grant was CAD $6.29; and the FMV of the 2023 RSU grant was CAD $8.40 / USD $6.24. The FMV was CAD $8.00 / USD $5.88 at the date of vesting. The vesting RSU grants were settled as follows:

NEO	Units Granted				Dividends Earned (#)	Total Units (#)	Vested prior to 2024 (#) [1]	Vested in 2024 (#)	Settled in Shares or Cash		
	2021	2022	2023	2024					#	$ [2]	$
Rossiter [3]	89,570	254,372	309,562	-	7,132	660,636	182,321	222,876	96,924	565,980	213,028 [4]
Dhindsa [5]	-	-	-	16,469	34	16,503	-	5,523	2,871	16,765	-
Stewart [6]	25,722	69,705	56,971	-	1,726	154,124	40,909	51,999	-	-	304,426
Pyle [6]	9,085	24,010	23,558	-	613	57,266	14,237	19,319	-	-	113,135
Meineri	-	49,568	42,067	-	744	92,379	16,664	31,147	23,850	139,712	-

Notes:
(1) Includes vested RSUs and vested dividends.
(2) The dollar value of units settled in shares, being the number of Enerflex shares purchased on the open market on behalf of the NEO by an independent broker on the applicable exchange, using after-tax values, multiplied by the vesting price of CAD $8.00 / USD $5.88 as appropriate, and converted to US dollars using the 2024 Average Exchange Rate This amount includes a tranche that vested in August 2024 from the March 2023 integration RSU grant. The FMV of this grant was CAD $9.33. This tranche was settled in cash and is included as a pre-tax value, converted to US dollars at the 2024 Average Exchange Rate.
(3) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(4) This amount includes a tranche that vested in August 2024 from the March 2023 integration RSU grant. The FMV of this grant was CAD $9.33. This tranche was settled in cash and is included as a pre-tax value, converted to US dollars at the 2024 Average Exchange Rate.
(5) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025. Mr. Dhindsa previously served as Senior Vice President and Chief Financial Officer effective March 1, 2024. Upon his appointment as Senior Vice President and Chief Financial Officer, Mr. Dhindsa received an RSU grant of 16,469 units with a FMV of CAD $7.59. The first tranche vested on August 15, 2024 with a FMV at the date of vesting equal to CAD $8.00.
(6) Messrs. Stewart and Pyle elected to take their payments in cash. These values are pre-tax values.

RETIREMENT AND PENSION PROGRAMS

The Enerflex retirement and pension programs are designed to attract and retain employees, providing an important source of income at retirement. Enerflex offers two retirement savings programs:

➢ Pension plans through a DCPP in Canada and a 401(k)-matched savings plan in the U.S.A. (collectively, the "**DCP**"), open to eligible employees of Enerflex and certain of its subsidiaries; and
➢ SERP in Canada and the U.S.A., offered to key employees, including NEOs.

Enerflex maintains the DCP to provide periodic payments to eligible employees of Enerflex and certain of its subsidiaries after retirement and until death. Each NEO participates in the DCP substantially on the same terms as all eligible employees of Enerflex.

Under the terms of each DCP, contributions totaling 5 percent of pensionable earnings are made into an account for each employee who does not participate in the SERP. For executives, including NEOs, participating in the SERP, the contributions made to each employee's account total 10 percent of pensionable earnings plus an amount equal to 10 percent of the lesser of the actual or target payout under the STI Plan. Within the DCP, Enerflex makes a specified number of investment options available. Enerflex contributes to the DCP up to the limits permitted under a DCPP or 401(k) Plan, as applicable.



The SERP was designed to complement the DCP where *Income Tax Act* (Canada) rules and *Internal Revenue Code* (U.S.A.) rules limit the amount of money that can be contributed annually to a registered pension plan on the employee's behalf. Interest income for any particular year is credited to each individual's supplementary account at the end of each fiscal year, based on a rate equivalent to the lesser of: (a) the prior year's annual rate of increase in the Canadian consumer price index plus 4 percent; and (b) 9 percent, multiplied by the beginning account balance for such year. Enerflex's contributions vest after two years of participation in the SERP. As the annual rate of increase in the Canadian consumer price index in the 2024 fiscal year was 1.8 percent, the applicable rate applied to the account balance for the year was 5.8 percent. The total 2024 SERP contributions provided to the NEOs (excluding Mr. Pyle who is not eligible to participate), including interest earned, were $384,338. The accrued liability under the SERP for the NEOs is $2,142,863 as of December 31, 2024.

2024 Pension Plan Benefits

The following table sets forth the pension benefits for the NEOs under the DCP and/or SERP as of December 31, 2024:

NEO	Accumulated Value at the Start of the Year [1] ($)	Compensatory [2] ($)	Accumulated Value at the End of the Year [3] ($)
Rossiter [4]	1,989,881	204,164	2,226,107
Dhindsa [5]	0	62,265	68,890
Stewart	1,030,657	111,563	1,175,280
Pyle [6]	602,453	81,747	684,200
Meineri	439,192	65,207	612,908

Notes:
(1)   Accumulated value of DCPP or 401(k) (employer and employee contributions) plus SERP balance (including interest) at the start of 2024, converted to US dollars at the exchange rate on December 31, 2023 of USD $1.0000 = CAD $1.3226.
(2)   2024 DCPP, 401(k), and SERP employer contributions plus interest.
(3)   Converted to US dollars at the exchange rate on December 31, 2024 of USD $1.0000 = CAD $1.4389. Accumulated value includes investment gains and losses.
(4)   Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(5)   Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025.
(6)   Mr. Pyle's accumulated values reflect DSU grants in lieu of his participation in the SERP. As an Australian citizen on an expatriate assignment in the U.A.E., where a pension plan arrangement does not exist, 9.25% of actual 2024 salary plus STIP at target is reflective of superannuation were Mr. Pyle employed in Australia. His contribution is also excluded from the SERP totals referenced above under *Retirement and Pension Programs*.

BENEFITS AND PERQUISITES

Enerflex provides executive benefits and perquisites to NEOs within a competitive total compensation package. The perquisites provided to the NEOs consist of an executive medical benefits allowance, financial and legal consulting services, life insurance premiums, automobile allowances and associated expenses, and club membership dues (the value of all, except for the medical benefits, is included in the relevant executive's taxable income as required). These perquisites and benefits do not represent a significant portion of the NEOs' compensation packages. Further, such perquisites are limited in amount and have restricted eligibility. In 2024, perquisites and other benefits averaged 2 percent of total direct compensation for NEOs. For specific details, please refer to the "*Summary Compensation Table*".



NAMED EXECUTIVE OFFICER PROFILES

The following profiles for each current NEO provide a summary of total direct compensation awarded in 2023 and 2024, as of December 31, 2024.



Preet S. Dhindsa

Interim President and Chief Executive Officer, Former Senior Vice President and Chief Financial Officer

Calgary, Alberta, Canada

Age: 59

Years of Service: 1

Education / Credentials:

➢ Bachelor of Science – Mathematics and Statistics from Western University
➢ Graduate Diploma in Accounting from Wilfrid Laurier University
➢ Chartered Professional Accountant and Chartered Director

Mr. Preet S. Dhindsa was named Interim President and Chief Executive Officer on March 19, 2025. In this role, Mr. Dhindsa is responsible for Enerflex's value creation and global growth strategy across Enerflex's regions and through its three operating segments: Energy Infrastructure, After-Market Service, and Engineered Systems. Together with the EMT, he concentrates on sustainable growth opportunities. Mr. Dhindsa is a seasoned financial leader with more than 25 years of experience, primarily in the energy and financial services industries. Mr. Dhindsa joined Enerflex on October 13, 2023, serving first as Interim Chief Financial Officer before being appointed Senior Vice President and Chief Financial Officer effective March 1, 2024. As Enerflex's SVP and CFO in 2024, Mr. Dhindsa was accountable for financial reporting, treasury, tax, internal audit, SOx, corporate development, and capital markets activities, in addition to supporting Enerflex's strategic and capital allocation decisions. Prior to joining Enerflex, Mr. Dhindsa served as Executive Vice President and Chief Financial Officer at ENMAX Corporation, a regulated utility with energy generation and retail lines of business. Prior thereto, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, Global Banking & Markets (GBM), at Scotiabank, leading international finance teams. Mr. Dhindsa began his career as a professional accountant with KPMG.

2024 Performance

Over the course of the year, Mr. Dhindsa: (i) developed an optimal capital structure, followed by establishing capital allocation parameters, including significant debt reduction and executing on key financial priorities, including constructive debt reduction; (ii) achieved SOx compliance for fiscal year-end 2024; (iii) executed on significant investor relations activities, gaining a better understanding of market sentiment and improving market confidence in Enerflex, alongside a significant improvement in Enerflex common share price; and (iv) aligned corporate finance and regional finance teams, and enhanced finance processes, controls and talent, globally.



Compensation Component	2024 ($) [1]	2023 ($)	Variance from 2023
Cash			
Base Salary	335,646	–	–
Short-Term Incentive	396,496	–	–
Total Cash Compensation	**732,143**	–	–
Value of Equity as of Award Date [2]			
PSUs	492,701	–	–
RSUs	492,701	–	–
Total Equity Awarded	**985,401**	–	–
Total Direct Compensation	**1,717,545**	–	–





Gregory Stewart

President, USA Region

Houston, Texas, U.S.A.

Age: 61

Years of Service: 16

Education / Credentials:

➢ Master of Business Administration with specialization in Information Systems and a Bachelor of Arts – French, from McMaster University
➢ Bachelor of Business Administration from Brock University
➢ Diplôme d'Études Françaises from Université de Franche-Comté
➢ Chartered Director accreditation from McMaster University

As President, USA Region, Mr. Greg Stewart is responsible for overseeing and providing strategic and operational leadership in the USA region. He is responsible for business development in that market and is tasked with growing Enerflex to meet the demands of the global oil and natural gas industries from both a products and services perspective. Prior to his appointment to President, USA Region, Mr. Stewart was Enerflex's EVP, Corporate Services and Chief Information Officer.

2024 Performance

Over the course of the year, Mr. Stewart: (i) continued to grow the US Contract Compression business, achieving industry leading performance on a revenue $/horsepower basis and achieving 95% utilization; (ii) achieved record profitability in the Engineered Systems business, leveraging strength in both the compression and gas processing product lines; (iii) yielded record outcomes in both the cryogenic projects at the Broken Arrow Facility and process refrigeration projects for liquified natural gas export at the Houston facility; (iv) continued the momentum from the prior year in the After-Market Services and retrofit business, supporting customers from 18 branches across the US; and (v) successfully completed the integration of the Exterran Broken Arrow gas processing business.

Compensation Component	2024 ($)	2023 ($)	Variance from 2023
Cash			
Base Salary	450,000	395,000	14%
Short-Term Incentive	490,600	383,350	28%
Total Cash Compensation	**940,600**	778,350	**21%**
Value of Equity as of Award Date [(2)]			
PSUs	405,000	355,500	14%
RSUs	405,000	355,500	14%
Total Equity Awarded	**810,000**	711,000	**14%**
Total Direct Compensation	**1,750,600**	1,489,350	**18%**





Phil Pyle

President, Eastern Hemisphere

Abu Dhabi, UAE

Age: 59

Years of Service: 10

Education / Credentials:
➢ Master of Business Administration from University of New England
➢ Bachelor of Mechanical Engineering from University of Western Australia

As President, Eastern Hemisphere, Mr. Phil Pyle leads Enerflex's operations in Europe, Middle East and Africa, and Asia Pacific. He is a key member of the executive team and is tasked with the strategic growth and development of the international business to meet the demands of the global energy industry. Mr. Pyle brings more than 36 years of extensive international operations and leadership experience in the industry.

2024 Performance

Over the course of the year, Mr. Pyle: (i) improved Energy Infrastructure gross margins through strong operational performance and cost management; (ii) exceeded Energy Infrastructure Produced Water plants contractual availability targets; (iii) achieved better than expected execution of new Energy Infrastructure projects; (iv) extended critical operations and maintenance extensions on key customer assets; and (v) completed the integration of Exterran in the Eastern Hemisphere, on time and on budget. Conversely, the EH Cryogenic Gas Processing project in Kurdistan, which was under Mr. Pyle's purview, experienced significant margin erosion in the first quarter, prior to experiencing a security incident that forced Enerflex to evacuate the job site and declare *Force Majeure*. Enerflex officially terminated the project for extended *Force Majeure* and impossibility of performance in December 2024.

Compensation Component	2024 ($)	2023 ($)	Variance from 2023
Cash			
Base Salary	505,000	490,000	3%
Short-Term Incentive	430,400	456,200	-6%
Total Cash Compensation	**935,400**	946,200	**-1%**
Value of Equity as of Award Date [(2)]			
PSUs	151,500	147,000	3%
RSUs	151,500	147,000	3%
Total Equity Awarded	**303,000**	294,000	**3%**
Total Direct Compensation	**1,238,400**	1,240,200	**0%**





Mauricio Meineri

President, Latin America

Houston, Texas, U.S.A.

Age: 55

Years of Service: 9

Education / Credentials:

➢ Chemical Engineering graduate from Universidad Nacional del Comahue

As President, Latin America, Mr. Mauricio Meineri is responsible for driving the growth of Enerflex's Latin American business, charged with ensuring alignment of Enerflex's core business offerings across the energy value chain – including expanding Energy Infrastructure, executing Build-Own-Operate-Maintain projects, and providing first-class After-Market Services. Mr. Meineri is a strategic leader with more than 30 years of expertise in the natural gas industry across Latin America, including working for key producers such as YPF and Petrobras. Prior to his appointment as President, Latin America, Mr. Meineri was the region's Vice President of Operations.

2024 Performance

Over the course of the year, Mr. Meineri: (i) recorded EBITDA with high cash conversion, translated into cash distribution from all jurisdictions; (ii) facilitated Energy Infrastructure optimization which drove increases in operational gross margins to regional record levels; (iii) achieved a 70 percent year-over-year After-Market Services increase; (iv) completed the integration of Exterran in Latin America, on time and on budget; (v) completed the Oracle-to-SAP integration, on time and on budget; (vi) completed the on-time delivery of the largest Engineered Systems project in the regional business's history; and (vii) oversaw strong working capital management, highlighted by a 13 percent reduction of inventory despite increased business activity. Conversely, Mr. Meineri did not achieve target levels of new bookings for the Engineered Systems segment due to intense competitive pressures from new market entrants combined with a lower level of overall product demand than anticipated.

Compensation Component		2024 ($)	2023 ($)	Variance from 2023
Cash				
	Base Salary	368,000	350,000	5%
	Short-Term Incentive	335,200	326,850	3%
	Total Cash Compensation	**703,200**	676,850	**4%**
Value of Equity as of Award Date [2]				
	PSUs	276,000	262,500	5%
	RSUs	276,000	262,500	5%
	Total Equity Awarded	**552,000**	525,000	**5%**
Total Direct Compensation		**1,255,200**	1,201,850	**4%**

Notes:

(1) Mr. Dhindsa's Base Salary, Short-Term Incentive, and Equity Awards have been converted to US dollars at the 2024 Average Exchange Rate.



(2)   The values shown for the PSUs and RSUs represent the cash values (derived from a percentage of base pay) that was awarded to each NEO by the Board in 2024 and does not include dividends earned as a result of dividend reinvestment. The *"Summary Compensation Table"* calculates Share-based awards based on the fair value as of the grant date.

ENERFLEX PERFORMANCE RELATIVE TO THE TSX COMPOSITE INDEX AND THE NYSE

The following graph compares the cumulative TSR for $100 invested in Enerflex shares, assuming the Enerflex shares have been traded on the TSX from January 1, 2020 to December 31, 2024 and the reinvestment of all dividends, with the cumulative total return of $100 tracking the S&P/TSX Composite Index:



Total Shareholder Return (TSX)
$100 Invested on January 1, 2020

From January 1, 2020 until December 31, 2024, assuming reinvestment of all dividends, cumulative TSR for Enerflex shares was approximately 27 percent as compared to a cumulative total return for the TSX Composite Index of 45 percent over the same period.

On October 13, 2022, Enerflex was listed on the New York Stock Exchange under trading symbol "EFXT".



Total Shareholder Return (NYSE)
$100 USD Invested on October 13, 2022



From October 13, 2022 (the date on which Enerflex shares were listed on the NYSE) until December 31, 2024, assuming reinvestment of all dividends, cumulative TSR for Enerflex shares was approximately 105 percent as compared to a cumulative total return of 37 percent on the NYSE over the same period.

Enerflex recognizes financial performance is not the only factor influencing the market price of the Enerflex shares. External factors such as market volatility, global economies, commodity prices, interest rates, and industry cyclicality impact TSR as well. Enerflex believes performance indicators such as ROCE, EBITDA, Bank-Adjusted Net Debt, and gEPS ensure employees are focused on overall regional and Enterprise results, driving towards long-term sustainable performance. A culture of safety accountability is paramount, and as such TRIR and MVIR continue to be key metrics in the short-term incentive plans.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation provided by Enerflex or a subsidiary thereof to each NEO for the 2022, 2023, and 2024 fiscal years.

NEO / Year	Salary ($)	Share-Based Awards [1] ($)	Option-Based Awards [2] ($)	Annual Incentive Plans ($)	Long Term Incentive Plans ($)	Pension Value ($)	All Other Compensation [3] ($)	Total Compensation ($)
Marc Rossiter, Former President and Chief Executive Officer [4] [5]								
2024	**620,438**	**2,481,752**	**0**	**1,019,051**		**204,164**	**37,442**	**4,362,848**
2023	620,438	3,211,678	0	620,438		196,959	0	4,649,513
2022	583,942	2,335,766	0	1,459,854		196,300	51,465	4,627,326
Preet S. Dhindsa, Interim President and Chief Executive Officer, Former Senior Vice President and Chief Financial Officer [5] [6]								
2024	**335,646**	**985,401**	**0**	**396,496**		**62,265**	**133,005**	**1,912,814**
2023	0	0	0	0		0	152,555	152,555
Gregory Stewart, President, U.S.A.								
2024	**450,000**	**810,892**	**0**	**490,600**		**111,563**	**0**	**1,863,055**
2023	395,000	710,998	0	383,350		104,139	0	1,593,487
2022	375,000	673,649	0	429,800		97,674	38,202	1,614,325
Phil Pyle, President, Eastern Hemisphere								
2024	**505,000**	**303,328**	**0**	**430,400**		**81,747**	**239,677**	**1,560,152**
2023	490,000	294,004	0	456,200		79,319	265,334	1,584,856
2022	465,000	232,039	0	465,000		76,351	264,737	1,503,127
Mauricio Meineri, President, Latin America								
2024	**368,000**	**552,607**	**0**	**335,200**		**65,207**	**0**	**1,321,014**
2023	350,000	524,996	0	326,850		68,288	0	1,270,134
2022	317,182	479,039	0	320,000		43,658	0	1,159,880

Notes:
(1) This column aggregates the theoretical expected value of PSUs, DSUs, and RSUs. The value of the PSU, DSU, and RSU awards (collectively the "**share-based awards**") is calculated as the sum of the applicable grant date fair value of each share-based award. The determination of fair value for share-based awards is consistent with the accounting treatment of share-based awards. This column does not include STI Plan DSU elections (these are set out under the column "Annual Incentive Plans"). The grant date fair value is calculated by multiplying the number of share-based awards by the FMV as of the grant date.
(2) No Options were granted in 2024.
(3) Reflects perquisites that in aggregate are worth either $36,500 or more or 10 percent or more of an NEO's base annual salary. The perquisites paid to the NEOs in 2024 include but are not limited to the following:



- Mr. Rossiter: $11,825 automobile allowance, $10,949 medical allowance, $7,299 financial planning/legal allowance, and $4,472 memberships.
- Mr. Dhindsa: $9,361 automobile allowance and $6,159 for tax assistance. Additionally, Mr. Dhindsa received $116,788 as part of his consulting prior to being appointed in his permanent role.
- Mr. Stewart: $16,200 automobile allowance, $10,000 medical allowance, and $6,936 for tax.
- Mr. Pyle: $38,350 vehicle allowance, $9,995 medical allowance, $9,995 financial planning/legal allowance, $9,803 memberships, and $171,535 location-related allowances (due to his expatriate assignment).
- Mr. Meineri: $16,200 automobile allowance, $9,396 medical allowance, $4,789 financial planning/legal allowance, and $1,732 memberships.

(4) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.

(5) Unless otherwise stated, Canadian dollar compensation for Messrs. Rossiter and Dhindsa has been converted to US dollars. To remove the impact of currency fluctuation, the 2024 Average Exchange rate has been used in converting Canadian dollar compensation to US dollars for 2022, 2023, and 2024.

(6) Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

In the following table, reflecting outstanding awards at the end of 2024, Share-based awards refer to PSUs, DSUs, and RSUs. Option-based awards include all unexercised Options and unvested PSEs.

Marc Rossiter, Former President and Chief Executive Officer [1]				
Option-Based Awards				
Grant Date	Securities [2] (#)	Exercise Price [3] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [4] (USD $)
August 16, 2021	243,684	7.85	August 15, 2028	2,435,893
August 17, 2020	187,035	5.51	August 15, 2027	
August 19, 2019	205,381	13.74	August 15, 2026	
August 20, 2018	159,606	16.12	August 9, 2025	
Share-Based Awards				
Unvested Units [5] (#)	Market / Payout Value of:			
	Unvested [6] ($)		Vested Not Paid Out [7] ($)	
1,154,801	11,490,270		935,957	

Preet S. Dhindsa, Interim President and Chief Executive Officer, Former Senior Vice President and Chief Financial Officer				
Option-Based Awards				
Grant Date	Securities [2] (#)	Exercise Price [3] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [4] (USD $)
–	–	–	–	0
Share-Based Awards				
Unvested Units [5] (#)	Market / Payout Value of:			
	Unvested [6] ($)		Vested Not Paid Out [7] ($)	
165,643	1,648,148		0	



Greg Stewart, President, U.A.A. Region [8]

Option-Based Awards

Grant Date	Securities [2] (#)	Exercise Price [3] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [4] (USD $)
August 16, 2021	69.980	7.85	August 15, 2028	
August 17, 2020	19,737	5.51	August 15, 2027	516,799
August 19, 2019	144,313	13.74	August 15, 2026	
August 20, 2018	95,764	16.12	August 9, 2025	

Share-Based Awards

Unvested Units [5] (#)	Market / Payout Value of:	
	Unvested [6] ($)	Vested Not Paid Out [7] ($)
330,336	3,286,843	351,812

Phil Pyle, President, Eastern Hemisphere [8]

Option-Based Awards

Grant Date	Securities [2] (#)	Exercise Price [3] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [4] (USD $)
August 16, 2021	9,886	7.85	August 15, 2028	
August 17, 2020	6,971	5.51	August 15, 2027	112,599
August 19, 2019	50,968	13.74	August 15, 2026	
August 20, 2018	34,966	16.12	August 9, 2025	

Share-Based Awards

Unvested Units [5] (#)	Market / Payout Value of:	
	Unvested [6] ($)	Vested Not Paid Out [7] ($)
124,561	1,239,382	826,059

Mauricio Meineri, President, Latin America

Option-Based Awards

Grant Date	Securities [2] (#)	Exercise Price [3] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [4] (USD $)
August 16, 2021	7,923	7.85	August 15, 2028	
August 17, 2020	6,902	5.51	August 15, 2027	86,907
August 19, 2019	12,530	13.74	August 15, 2026	
August 20, 2018	8,683	16.12	August 9, 2025	

Share-Based Awards

Unvested Units [5] (#)	Market / Payout Value of:	
	Unvested [6] ($)	Vested Not Paid Out [7] ($)
233,453	2,322,857	0



Notes:

(1) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(2) Includes the number of securities underlying unexercised Options. All Options in 2024 were in-the-money, save for the August 20, 2018 grant. Mr. Dhindsa, who was appointed Interim President and Chief Executive Officer effective March 19, 2025 and previously served as Senior Vice President and Chief Financial Officer effective March 1, 2024, has no Options as none have been granted since 2021.
(3) For Option or PSE grants, the exercise price is the FMV immediately preceding the date of grant. These grants were made in Canadian dollars and the grant price is reflected in Canadian dollars to ensure that the in-the-money value is calculated and reflected correctly.
(4) Calculated using the difference between the exercise price of the Options and CAD $14.31 (being the closing price of Enerflex shares on the TSX on December 31, 2024), converted to US dollars at the 2024 Average Exchange Rate.
(5) Includes the number of share-based unvested awards, reflecting all awarded PSUs and RSUs held by NEOs as of December 31, 2024. PSUs do not vest until 2025, 2026, or 2027, as applicable.
(6) The RSUs granted in 2022, 2023, and 2024 vest in three equal tranches on the anniversary of the grant date. For PSUs and RSUs granted in 2022, 2023, and 2024, the values were calculated using $9.95 (being the closing price of Enerflex shares on the NYSE on December 31, 2024). For the PSUs, performance is assumed to be at target for all three years.
(7) Includes the number of share-based vested awards that are not paid out or distributed. The amounts reflect the value of all accumulated DSUs as of December 31, 2024, using $9.95 (being the closing price of Enerflex shares on the NYSE on December 31, 2024).
(8) Mr. Stewart and Mr. Pyle exercised 78,947 and 28,770 Options and PSEs, respectively, in 2024.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information regarding the value of vested Option-based awards, share-based awards, and non-equity incentive plan compensation for each of the NEOs in 2024:

NEO	Value Vested During the Year [1]		
	Option-Based Awards [2] ($)	Share-Based Awards [3] ($)	Non-Equity Incentive Plan Compensation [4] ($)
Rossiter [5]	146,710	1,997,786	1,019,051
Dhindsa [6]	-	32,251	396,496
Stewart	44,053	505,086	490,600
Pyle	15,559	269,067	430,400
Meineri	7,762	218,494	335,200

Notes:

(1) Awards or compensation that was granted or paid in Canadian dollars has been converted to US dollars at the 2024 Average Exchange Rate.
(2) Calculated on the assumption that all Options and PSEs (granted in CAD) that vested in 2024 were exercised on their respective vesting dates. If the vesting date was a holiday, the closing price of Enerflex shares on the nearest preceding trading day was used. The closing price for Options that vested on August 9, 2024, was CAD $8.11, and on August 15, 2024, was CAD $8.27. All Options and PSEs vesting in 2024 were underwater except for the August 17, 2020, and August 16, 2021, grants.
(3) Reflects the value of vested PSU and RSU awards. The RSUs were settled in Enerflex shares purchased on the open market. Also includes any DSU awards and notional dividends accumulated in 2024, based on the closing price of Enerflex shares on the TSX or NYSE, as the case may be, on the vesting date. For the notional dividends accumulated, the closing price on the applicable dividend payment date and stock exchange was used. 36,481 of Mr. Rossiter's 2023 RSU grant units vested in 2024 and were settled in cash. Mr. Meineri had a CPTP grant vest in 2024, also settled in cash.
(4) Awards earned under the STIP in 2024. The award is paid in 2025. No NEO elected to receive their 2024 STIP awards in DSUs.
(5) Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.
(6) Mr. Dhindsa, who was appointed Interim President and Chief Executive Officer effective March 19, 2025 and previously served as Senior Vice President and Chief Financial Officer effective March 1, 2024, has no Options as none have been granted since 2021.



PAYMENTS ON TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE OF CONTROL

As a matter of good governance, Enerflex has entered into employment agreements with each of its NEOs, which incorporate provisions of previously existing change of control agreements and include termination provisions outlining the severance payable when the executive's employment is terminated by Enerflex without cause. The provisions provide clarity of understanding, certainty, are aligned with industry standards for executives in similar positions and mitigate the risk of egregious severance payments. Summaries of the foregoing, as of December 31, 2024, for Enerflex's NEOs are as follows:

Termination without Cause	Termination with Cause	Retirement	Death
Base Salary			
Lump sum amount equal to 24 months annual salary for the CEO, or 18 months annual salary for the other NEOs, made within 10 days of the termination date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death.
Benefits			
Lump-sum amount equal to 15 percent of the amount payable under the base salary (24 months for the CEO and 18 months for the other NEOs) made within 10 days of the termination date as compensation for the loss of benefits.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death. Certain benefits may be extended to eligible dependents.
Pension Plan			
The employee receives all employee and Enerflex contributions. Entitlement to participation ends as of the termination date.	The employee receives all employee and Enerflex contributions. Entitlement to participation ends as of the termination date.	The employee receives all employee and Enerflex contributions. Entitlement to participation ends as of the termination date.	The employee receives all employee and Enerflex contributions. Entitlement to participation ends as of the termination date.
Perquisites			
Ends as of the termination date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death.
DSU Plan			
DSUs are paid out within 60 days of the termination date.	DSUs are paid out within 60 days of the termination date.	DSUs are paid out no later than the last day of the calendar year following the year of retirement.	DSUs are paid out within 60 days of the date of death.
PSU Plan			
Pro-rated amount based on the proportion of the year completed since the last	Subject to Board discretion, all unvested PSUs are forfeited. Vested PSUs are	All unvested PSUs are forfeited unless the Board approves any accelerated	All unvested PSUs vest and are payable based on average performance measures for



Termination without Cause	Termination with Cause	Retirement	Death
vesting date and on the actual performance measure achieved for the grant, if available. Vested PSUs are paid out within 60 days of the termination date.	paid out within 60 days of the termination date.	vesting in accordance with the Retirement Policy. Vested PSUs are paid out within 60 days of the retirement date.	the period that has elapsed between the award date and the date of death.
Option Plan			
Ends as of the termination date and no payment is made. Vested options must be exercised within 90 days otherwise they are forfeited.	Ends as of the resignation date and no payment is made.	All unvested options are forfeited unless the Board approves any accelerated vesting in accordance with the Retirement Policy. Vested options are exercisable within 90 days of the retirement date.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.
RSU Plan			
Pro-rated amount based on the proportion of the year completed since the last vesting date. Vested RSUs are paid out within 60 days of the termination.	Subject to Board discretion, all unvested RSUs are forfeited. Vested RSUs are paid out within 60 days of the termination date.	All unvested RSUs are forfeited, but the Board has discretion to approve a retirement bonus up to the value of the forfeited RSUs, in accordance with the Retirement Policy. Vested RSUs are paid out within 60 days of the termination date.	Unvested RSUs fully vest and are paid out within 60 days of the date of death.
PSE Plan			
Unvested PSEs are forfeited as of the termination date. Vested PSEs are exercisable any time within 90 days of the resignation or termination date.	All units (vested and unvested PSEs) terminate immediately.	Unvested PSEs are forfeited and vested PSEs are exercisable any time within 90 days of the retirement date. For EMT participants, subject to conditions imposed by the Board, unvested PSEs fully vest on the second anniversary of the retirement date and are exercisable within 3 years of the retirement date.	Unvested PSEs fully vest and are exercisable at any time within 120 days of the date of death.
STI Plan			
Pro rata portion of the executive's target bonus for the year in which the date of termination occurs and, for the CEO, 2x the average annual bonus earned in the 24 months preceding the date of termination, and, for	Ends as of the termination date and no payment is made.	Ends as of the retirement date and no payment is made, but the Board has discretion to approve a retirement bonus in lieu of any current year STIP entitlements.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.



Termination without Cause	Termination with Cause	Retirement	Death
the other NEOs, 1.5x the average annual bonus earned by the executive in the 24 months preceding the date of termination. All payments made within 10 days of the termination date.			

Note:

(1) Any executive who is a US tax-payer is currently a specified person under section 409A of the United States Internal Revenue Code and may face a six-month delay in certain elements. If applicable, all final settlements will comply with legislation in effect at the time of settlement.

PAYMENTS ON TERMINATION AND IN CONNECTION WITH A CHANGE OF CONTROL

As defined in the executive employment agreements, a "Control Change" will occur if:

(i) an individual or group acquires securities of Enerflex or associated rights that attach voting rights sufficient to cast more than 35 percent of the votes to elect directors of Enerflex; or

(ii) incumbent directors cease to constitute a majority of the Board of Enerflex; or

(iii) approval by Shareholders of a transaction pursuant to which the Shareholders immediately prior to the transaction do not immediately after completion of the transaction hold shares entitling them to cast more than 50 percent of the votes attached to shares in the capital of the continuing corporation to elect directors of that corporation; or

(iv) a liquidation, dissolution, or winding up of Enerflex, or sale, lease, or other disposition of all or substantially all the assets of Enerflex (other than to a subsidiary or which does not result in a change in the ultimate Shareholders of Enerflex or such subsidiary).

Pursuant to the Employment Agreements:

➢ "Just Cause" for dismissal will arise in the event of willful failure to perform duties, willfully engaging in any act, which is injurious to Enerflex, or willfully engaging in certain illegal acts.

➢ "Good Reason" will arise if Enerflex or its subsidiaries:

(i) materially reduces or modifies the executive's position, responsibilities, or authority, or the executive is effectively prevented from carrying out duties;

(ii) reduces any form of remuneration of the executive, adversely changes the basis upon which such remuneration is determined or fails to increase remuneration in a manner consistent with policies prior to a Control Change;

(iii) fails to continue in effect any benefits, bonus, compensation plan, stock option plan or other purchase plan, life insurance, disability plan, pension plan, or retirement plan which the



executive is participating in or entitled to participate in prior to the Control Change, or fails to take action or takes action which adversely affects these rights;

(iv) relocates the executive from the location of employment prior to the Control Change;

(v) takes action to deprive the executive of any material fringe or other benefit or entitlement enjoyed before the Control Change; or

(vi) breaches the Change of Control Agreements.

➢ "Disability" means an executive's failure to perform substantially his duties for Enerflex on a full-time basis for a period of six months out of any 18-month period where such inability is a result of a physical or mental illness or disability.

➢ "Retirement" means retirement by an executive the date on which they turn 65 years of age.

➢ "Change of Control Period" means the three-year period following a Control Change.

➢ A "Trigger Event" occurs where the executive's employment is terminated:

(i) subsequent to a Control Change during the Change of Control Period; or

(ii) prior to the date on which a Control Change occurs; and

(iii) it is reasonably demonstrated that such termination was at the request of a third party who has taken steps reasonably calculated to effect a Control Change or otherwise arose in connection with or anticipation of a Control Change.

If a Trigger Event occurs and the executive's employment is terminated by Enerflex other than for Just Cause, Disability, Retirement, or death; or by the executive for Good Reason, the executive is entitled to the following payments by Enerflex, within 10 days of such termination:

(i) the portion of the annual salary earned by or payable to the executive and other amounts that the executive is entitled to receive as of the date of termination;

(ii) two times the sum of the annual base salary (the "**Two-Year Salary**");

(iii) an amount equal to 15 percent of the Two-Year Salary, as compensation for the loss of benefits;

(iv) an amount equal to the pro-rated portion of the annual bonus at target as of the date of termination;

(v) an amount equal to two times the average annual bonus over the previous 24 months;

(vi) equity security treatment in accordance with the applicable equity policies or plans of Enerflex as of the date of termination; and

(vii) an amount on account of pension benefits to which they otherwise would have been entitled plus any pension benefits to which the executive would be entitled had their employment continued until the earlier of his/her normal retirement, death, or two years following the date of termination.



If a Trigger Event occurs and the executive's employment is terminated by Enerflex for Just Cause, or by the executive other than for Good Reason, Enerflex must pay the portion of the annual salary earned by or payable to the executive and other amounts that he/she is entitled to receive as of the date of termination.

If a Trigger Event occurs for reasons of Retirement, death, or Disability, the executive or their family shall be entitled to receive the applicable benefits in a manner consistent with and at least equal to those provided by Enerflex to senior executives as at such date of termination.

Under the PSU Plan, if a Trigger Event occurs and termination of employment was for any reason whatsoever other than death, retirement, or Just Cause, the unvested outstanding PSU awards immediately vests (at 100 percent or such higher percent as may be determined by the Board). The Board also has discretion under this Plan to accelerate vesting of any or all outstanding PSUs upon the completion of a Control Change.

Under the RSU Plan, if a Trigger Event occurs and such termination of employment was for any reason whatsoever other than death, retirement, or Just Cause, all unvested RSUs immediately vest.

The Board also has discretion under the RSU Plan to accelerate the vesting of any or all outstanding RSUs upon the completion of a Control Change.

Under the Option Plan and under the PSE Plan, if a Trigger Event occurs and such termination of employment was for any reason whatsoever other than death, Just Cause or voluntary resignation, all unvested Options and PSEs, respectively, immediately vest.

The following table, presented in USD $, illustrates the incremental payments that would be received by each NEO (and by Mr. Rossiter, who ceased to serve as President and Chief Executive Officer as of March 19, 2025) under the specified circumstance. For the purposes of this table, the termination date and the date of the change of control event, as applicable, is assumed to be December 31, 2024, and the value of Enerflex shares reflects the December 31, 2024 closing market price of CAD $14.31 related to grants performed using a TSX FMV and CAD $14.32 related to grants performed using a NYSE FMV (based on USD exchange rate of $1.0000 = CAD $1.4389).



NEO	Change of Control and Termination ($)	Termination with Cause	Termination without Cause [1] ($)	Retirement ($)
Preet S. Dhindsa [2] [3]				
Severance	802,920 [4]	-	602,190 [9]	-
Bonus	682,482 [5]	-	511,861 [10]	-
Benefits and Pension	244,968 [6]	-	90,328 [11]	-
Option-Based Awards (unvested and accelerated) [7]	-	-	-	-
Share-Based Awards (unvested and accelerated) [8]	1,730,183	-	284,545 [12]	-
Total Payment	**3,460,552**	**-**	**1,488,925**	**-**
Gregory Stewart				
Severance	900,000 [4]	-	675,000 [9]	-
Bonus	873,950 [5]	-	655,463 [10]	10,000 [13]
Benefits and Pension	358,126 [6]	-	101,250 [11]	-
Option-Based Awards (unvested and accelerated) [7]	258,769	-	-	172,513 [14]
Share-Based Awards (unvested and accelerated) [8]	3,451,653	-	1,225,521 [12]	2,301,102 [14]
Total Payment	**5,842,499**	**-**	**2,657,233**	**2,483,615**
Phil Pyle				
Severance	1,010,000 [4]	-	757,500 [9]	-
Bonus	886,600 [5]	-	664,950 [10]	5,000 [13]
Benefits and Pension	314,994 [6]	-	113,625 [11]	-
Option-Based Awards (unvested and accelerated) [7]	91,393	-	-	30,464 [14]
Share-Based Awards (unvested and accelerated) [8]	1,301,544	-	452,093 [12]	433,848 [14]
Total Payment	**3,604,530**	**-**	**1,988,168**	**469,312**
Mauricio Meineri				
Severance	736,000 [4]	-	552,000 [9]	-
Bonus	662,050 [5]	-	496,538 [10]	-
Benefits and Pension	240,814 [6]	-	82,800 [11]	-
Option-Based Awards (unvested and accelerated) [7]	47,073	-	-	-
Share-Based Awards (unvested and accelerated) [8]	2,439,329	-	875,738 [12]	-
Total Payment	**4,125,266**	**-**	**2,007,076**	**-**
Marc Rossiter [3] [15]				
Severance	1,240,876 [4]	-	1,240,876 [16]	-
Bonus	1,639,489 [5]	-	1,639,489 [17]	-
Benefits and Pension	594,460 [6]	-	186,131 [11]	-
Option-Based Awards (unvested and accelerated) [7]	879,754	-	-	-
Share-Based Awards (unvested and accelerated) [8]	12,062,191	-	4,405,919 [12]	-
Total Payment	**16,416,771**	**-**	**7,472,415**	**-**



Notes:

(1)   Includes termination without cause by Enerflex and resignation by the NEO but does not include any retirement that qualifies as normal or early retirement under the Retirement Policy.

(2)   Mr. Dhindsa was appointed Interim President and Chief Executive Officer effective March 19, 2025. Previously, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer effective March 1, 2024.

(3)   Messrs. Dhindsa and Rossiter's Canadian dollar compensation has been converted to US dollars at the 2024 Average Exchange Rate.

(4)   Equal to two times the annual base salary pursuant to the NEO's employment agreement.

(5)   Equal to two times the average annual bonus earned in the 24 months preceding the date of termination, pursuant to the NEO's employment agreement. For Mr. Dhindsa, the amount shown is equal to two times his annual target bonus for the year ended December 31, 2024.

(6)   Equal to 15 percent of two times the annual base salary as compensation for the loss of benefits plus the equivalent of any pension benefits to which the NEO would have been entitled had their employment continued for two years following the date of termination, pursuant to the NEO's employment agreement.

(7)   Includes the incremental value of "in-the-money" unvested Options and PSEs as of December 31, 2024, calculated using the closing price of an Enerflex share on December 31, 2024. The in-the-money amount with respect to Options and PSEs is the positive difference (if any) of the closing price of an Enerflex share on December 31, 2024, and the exercise price of the award. In the event of a Control Change and termination, all unvested Options and PSEs vest. For a termination with cause, all vested and unvested Options and PSEs are forfeited. For a termination without cause, unvested Options and PSEs are forfeited, and vested Options and PSEs must be exercised within 90 days.

(8)   Includes the incremental value of all unvested PSU (valued at target) and RSU awards calculated by using the closing price of an Enerflex share on December 31, 2024, in accordance with the applicable plan provisions.

(9)   Equal to 1.5 times the annual base salary pursuant to the Messrs. Dhindsa, Stewart, Pyle, and Meineri's employment agreements.

(10) Equal to 1.5 times the average bonus earned in the 24 months preceding the date of termination, pursuant to Messrs. Stewart, Pyle, and Meineri's employment agreements. For Mr. Dhindsa, the amount shown is equal to 1.5 times his annual target bonus for the year ended December 31, 2024.

(11) Equal to 15 percent of the severance amount as compensation for the loss of benefits, pursuant to the NEO's employment agreement.

(12) In accordance with plan documents, in the case of a termination without cause, a prorated portion of the unvested RSUs and PSUs are vested, and the remaining units would be forfeited. The value shown is the incremental value of the prorated portion of these unvested RSUs and PSUs (valued at target). For a termination with cause, all unvested RSUs and PSUs are forfeited.

(13) Reflects the retirement bonus based on years of service, pursuant to the terms of the Retirement Policy. The amount of any retirement bonus for an executive officer is subject to discretion from the President and CEO. Messrs. Stewart and Pyle are the only NEOs whose retirement effective December 31, 2024, would qualify as an early retirement under the Retirement Policy. If Messrs. Dhindsa, Meineri, or Rossiter had retired effective December 31, 2024, their retirement would be treated as a resignation.

(14) Reflects the retirement vesting amount based on years of service pursuant to the terms of the Retirement Policy. Subject to the Board's approval, for Mr. Stewart, two-thirds of his outstanding RSUs, PSUs, and Options would vest, and the remaining units would be forfeited, and for Mr. Pyle, one-third of his outstanding RSUs, PSUs, and PSEs would vest, and the remaining units would be forfeited. The values shown are the incremental values of the RSUs, PSUs, Options, and PSEs as of December 31, 2024.

(15) The actual amounts paid to Mr. Rossiter in connection with his departure from the Company will be determined in accordance with the terms of his employment agreement and calculated effective March 19, 2025, the date on which Mr. Rossiter stepped down as President, CEO, and a director of Enerflex.

(16) Equal to two times the annual base salary pursuant to Mr. Rossiter's employment agreement.

(17) Equal to two times the average bonus earned in the 24 months preceding the date of termination, pursuant to Mr. Rossiter's employment agreement.



ADDITIONAL COMPENSATION PLAN INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Option Plan is Enerflex's only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2024, there were 1,526,323 Options outstanding under the Option Plan (representing approximately 1 percent of the issued and outstanding Enerflex shares), the details of which are as follows:

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [1]
Equity Compensation Plans Approved by Security Holders	1,526,323	$10.67	6,774,454
Equity Compensation Plans Not Approved by Security Holders	Nil	Nil	Nil
Total	**1,526,323**	**$10.67**	**6,774,454**

Note:
(1) Excluding securities reflected in the total number of securities to be issued upon exercise of outstanding options.

ANNUAL BURN RATE

The annual burn rate for each security-based compensation arrangement for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Enerflex shares outstanding for the applicable fiscal year, is set forth in the following table:

Security-Based Compensation Arrangement	2024	2023	2022
Option Plan	0%	0%	0%

STOCK OPTION PLAN

History and Amendments

The Option Plan was approved by the Shareholders on April 16, 2014. On December 6, 2017, the Board amended and restated the Option Plan to clarify the treatment of Options when an EMT participant retires as a "good leaver". The good leaver provision provides that if before the expiry of an Option in accordance with the terms thereof, an EMT participant retires with Board approval in accordance with the Enerflex Retirement Policy, unvested Options will fully vest by the second anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement, and are exercisable until the third anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement. On February 21, 2020, the Board further amended and restated the Option Plan to: (a) remove the 1 percent annual cap on Option grants; (b) make housekeeping changes to remove references to the legacy 2011 option plan (as there are no further Options outstanding under that plan), and to clarify the wording of the



eligibility and amendment provisions (without amending the substance of those provisions); and (c) replenish and increase the fixed maximum number of Enerflex shares available for Options granted under the Option Plan (which increase was approved by the Shareholders on May 8, 2020). No option grants have occurred since 2021.

The following outlines the Option Plan provisions:

Provision	Option Plan
Administration	The Board administers the Option Plan.
Eligible Participants	Officers and other key full-time employees. Non-employee directors are not eligible to participate.
Exercise Price	The exercise price is fixed by the Board at the time a grant of Options is approved and shall be equal to the FMV as of the date determined by the Board.
Vesting	Vesting provisions are as determined by the Board.
Granting and Exercising During a Blackout Period	If an expiry date of any Option falls within any blackout period, then the expiry date of such Option is extended to the ten business days after the date that any blackout period ends.
Change of Control	The unexercised Options will become vested in circumstances where the participant's employment is terminated in connection with a Control Change (as defined in the Option Plan).
Assignment	Options may not be assigned but may be exercised by the legal representative or estate of the recipient.
Termination Provisions	When a participant ceases to be a director, officer, or full-time employee of Enerflex, that participant ceases to be entitled to receive Options and may only exercise vested Options within the time limits specified in the Option Plan.
Expiry	Options must be exercised no later than seven years from the date of the grant.
Recoupment	All grants of Options are subject to the Enerflex Incentive Compensation Recovery Policy.
Option Plan Limits	There is a fixed maximum of 8,752,056 Enerflex shares reserved for issuance under the Option Plan, representing 7 percent of the outstanding Shares as of December 31, 2024. As of December 31, 2024, Enerflex has 6,774,454 Options available for future grants, representing 5.5 percent of the outstanding Enerflex shares. No option grants have been made since 2021. No one person is entitled to receive Options representing more than 5 percent of the currently outstanding Enerflex shares. The aggregate number of Enerflex shares issued to insiders within a one-year period or issuable to insiders at any time shall not exceed 10 percent of the issued and outstanding Enerflex shares (insider participation limit).



Provision	Option Plan
Amendment Provisions	Shareholder approval is required for the following amendments: (i) any amendment to the amending provision; (ii) any increase in the maximum number of Enerflex shares issuable under the plan; (iii) any reduction in the Option price or extension in the period during which an Option may be exercised (including a cancellation and re-grant of an Option to achieve the foregoing, and a substitution of an Option with cash or other award the terms of which are more favorable to the recipient); (iv) any amendment to the definition of participant; (v) any amendment to the assignability of Options provision; and (vi) any amendment to remove or exceed the insider participation limit. Subject to the above amendments that require Shareholder approval, the Board may amend the Option Plan or any Option granted thereunder for any other purpose (provided that any material, adverse amendment to an outstanding Option requires the consent of the holder), including for example: (i) to ensure compliance with applicable laws; (ii) amendments of a housekeeping nature; (iii) changing vesting provisions of the Option Plan or of any Option; (iv) changing the termination provisions of the Option Plan or any Option provided such amendment does not entail an extension beyond the originally scheduled expiry date; and (v) adding a cashless exercise feature.



MISCELLANEOUS

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Enerflex does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2024 fiscal year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any informed person (as defined in NI 51-102) of Enerflex, any proposed director of Enerflex or any associate or affiliate of any informed person or proposed director of Enerflex, in any transaction since the commencement of Enerflex's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Enerflex.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of Enerflex is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee director, senior officer, or anyone who has been a director or senior officer of Enerflex at any time since January 1, 2024, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the meeting, except as set forth in this Circular.

CURRENCY OF INFORMATION

Except where otherwise expressly noted, the information in this Circular is given as of March 21, 2025. Information contained on or otherwise accessible through the Enerflex website (www.enerflex.com), though referenced herein, does not form part of, and is expressly not incorporated by reference into, this Circular.

CURRENCY OF PRESENTATION AND CURRENCY CONVERSION RATES

References in this Circular to "$", "USD $", or "dollars" are to United States dollars unless otherwise expressly stated. Where applicable, Canadian dollar values have been converted to US dollars, and US dollar values converted to Canadian dollars, at the following exchange rates:

2024 Average Exchange Rate: USD $1.0000 = CAD $1.3700

2024 Grant Date Exchange Rate:

DSU Grant Date	Q1	Q2	Q3	Q4
	USD $1.0000 = CAD $1.3550	USD $1.0000 = CAD $1.3687	USD $1.0000 = CAD $1.3499	USD $1.0000 = CAD $1.4379

2024 Payment Date Exchange Rate:

Payment Date	Q1	Q2	Q3	Q4
	USD $1.0000 = CAD $1.3592	USD $1.0000 = CAD $1.3676	USD $1.0000 = CAD $1.3593	USD $1.0000 = CAD $1.4401



ADDITIONAL INFORMATION

Additional information relating to Enerflex is available on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov/edgar. Financial information of Enerflex is provided in Enerflex's comparative Consolidated Annual Financial Statements and Management's Discussion and Analysis for Enerflex's financial year ended December 31, 2024, copies of which may be obtained under our electronic profile on SEDAR+ at www.sedarplus.ca, on Edgar at www.sec.gov/edgar, or by writing to the Corporate Secretary of Enerflex at Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, Attention: Corporate Secretary.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted between December 8, 2025 and February 5, 2026 (both dates inclusive) to be considered for inclusion in the Management Information Circular for the purposes of Enerflex's meeting of Shareholders to be held in 2026.

NON-IFRS MEASURES

This Circular contains reference to certain financial measures, including Adjusted EBITDA, Bank-Adjusted Net Debt, Bank-Adjusted Net Debt to EBITDA Ratio, and ROCE, which do not have any standardized meaning prescribed by IFRS and which may not be comparable to similar measures presented by other issuers. Enerflex considers such non-IFRS measures to provide useful information to both management of Enerflex and Shareholders in assessing certain metrics relating to Enerflex, including financial performance and condition and executive compensation, as applicable. Such non-IFRS measures should not be considered a substitute for, or superior alternative to, measures prepared in accordance with IFRS.

For a detailed reconciliation of Adjusted EBITDA and ROCE to the most equivalent IFRS measure, and for a detailed discussion of Bank-Adjusted Net Debt to EBITDA Ratio, please refer to pages M-9 and M-19 of Enerflex's Management's Discussion and Analysis for the year ended December 31, 2024. For a detailed discussion of Bank-Adjusted Net Debt, please refer to page 54 above.

DIRECTORS' APPROVAL

The Board of Directors of Enerflex has approved the contents and the sending of this Circular to the Shareholders.

Dated as of March 21, 2025.

(signed) "Kevin Reinhart"

Kevin Reinhart
Chair of the Board of Directors



APPENDIX A – BOARD MANDATE

DUTIES OF DIRECTORS

INTRODUCTION

As prescribed by the articles of incorporation of Enerflex Ltd. (the "**Corporation**"), the board of directors of the Corporation (the "**Board**") shall have a minimum of three and a maximum of twelve directors at any given time. At least a majority of the Board shall be independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading), and in any event management representation on the Board shall not exceed two members.

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Management's discharge of its responsibilities is subject to continuing oversight by the Board. Subject to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair (that shall be independent), nominating candidates for election to the Board, appointing committees, and determining director compensation.

The Board is responsible under law to supervise the management of the business and affairs of the Corporation. Without limiting the generality of the foregoing, the Board's principal duties fall into six categories.

1. SELECTION OF MANAGEMENT

    a)   The Board is responsible for the appointment and replacement of a President & Chief Executive Officer ("**President & CEO**"), for monitoring President & CEO performance, approving the corporate goals and objectives of the President & CEO, determining President & CEO compensation and benefits, and providing advice and counsel in the execution of the President & CEO's duties.

    b)   The Board is responsible for approving the appointment and remuneration of all executive officers, taking into consideration the recommendation of the President & CEO.

    c)   The Board is responsible for oversight of management succession, including retirement and termination decisions regarding executive officers.

    d)   The Board is responsible, to the extent feasible, for satisfying itself as to the integrity of the President & CEO and other senior officers and for ensuring that such persons create a culture of integrity throughout the Corporation.

2. MONITORING AND ACTING

    a)   The Board is responsible for approving annual capital and operating plans and associated budgets, monitoring the Corporation's performance against these plans and budgets, and revising and altering its direction through management in light of changing circumstances.

b) The Board is responsible for taking action when the Corporation's performance falls short of its goals or when other special circumstances warrant (for example, mergers and acquisitions or changes in control).

c) The Board is responsible for approving all significant acquisitions, dispositions, investments, financings, and other significant matters outside the ordinary course, and for approving the Corporation's register of authorities delegated to various levels of management.

d) The Board is responsible for approving the Corporation's annual corporate donations budget.

e) The Board is responsible for approving any payment of dividends to shareholders and other activities and transactions as specified by applicable corporate law.

f) The Board is responsible for approving the selection of the outside auditor for appointment by the shareholders, taking into consideration the recommendation of the Audit Committee.

g) The Board monitors on a periodic, regular basis management's identification and assessment of the principal business risks facing the Corporation and keeps informed of how these risks are being handled by management, including through the implementation of appropriate controls.

h) The Board is responsible for overseeing the integrity of the Corporation's internal control and management information systems.

3. <u>STRATEGY DETERMINATION</u>

The Board is responsible for overseeing the development by management of the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals. The Board oversees the Corporation's strategic planning process and monitors progress in achievement of the strategic plan.

4. <u>POLICIES AND PROCEDURES</u>

a) The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated.

b) The Board has a particular responsibility to oversee the Corporation's compliance with applicable laws and regulations, and the operation of its business in accordance with appropriate ethical standards. To this end the Board has approved the Enerflex Business Code of Conduct (the "**Code**") and oversees compliance with the Code.

c) The Board is responsible for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines.

5. <u>REPORTING TO SHAREHOLDERS</u>

a) The Board is responsible for adopting a corporate disclosure policy including overseeing financial reporting to shareholders, other security holders, and regulators on a timely and regular basis.

b) The Board is responsible for ensuring the timely reporting of any other developments that have a significant and material impact on the value or the reputation of the Corporation.

c) The Board is responsible for reporting annually to shareholders on its stewardship for the preceding year, as required by applicable law.

d) Shareholders are entitled to provide feedback to the Corporation and directly to the Board as set forth in the *Shareholder Engagement Policy*.

6. LEGAL REQUIREMENTS

a) The Board is responsible for overseeing compliance with applicable legal requirements.

b) Canadian law identifies the following as the standards for the proper discharge of the Board's responsibilities.

    i. to manage the business and affairs of the Corporation.

    ii. to act honestly and in good faith with a view to the best interests of the Corporation.

    iii. to exercise the care, diligence, and skill that reasonable prudent people would exercise in comparable circumstances.

    iv. to act in accordance with its obligations contained in the *Canada Business Corporations Act* and the regulations thereto, applicable securities laws, applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading, other relevant legislation and regulations, and the Corporation's articles and by-laws.

c) In particular, it should be noted that the following matters must be considered by the Board as a whole and, in accordance with the Canada Business Corporations Act, may not be delegated to a Committee:

    i. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

    ii. the filling of a vacancy among the directors or in the office of the auditor, or the appointment of additional directors;

    iii. the issuance of securities, including the issuance of any shares in one or more series;

    iv. the declaration of dividends;

    v. the purchase, redemption, or any other form of acquisition of shares issued by the Corporation;

    vi. the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation;

vii.	the approval of management proxy circulars;

viii.   the approval of any take-over bid circular or directors' circular;

ix.   the approval of the financial statements of the Corporation to be submitted to shareholders; and

x.   the adoption, amendment, or repeal of by-laws of the Corporation.

ADDITIONAL EXPECTATIONS OF BOARD MEMBERS

In addition to the responsibilities and duties described above, there are additional expectations of the Corporation's directors including the following:

1.   Board members are expected to maintain the highest personal and professional values, integrity, and ethics. This shall include compliance with the Code and certification on an annual basis.

2.   Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

3.   Board members are expected to attend all Board and Committee meetings (as applicable) and devote the necessary time and attention to Board matters. This includes the advance review of materials, adequate preparation for Board meetings, and keeping informed about the Corporation's business and relevant developments outside the Corporation that affect its business.

4.   With the exception of the Chair of the Board, independent Board members are expected to sit on at least one Board Committee.

5.   Directors are expected to own securities in the Corporation in compliance with the *Share Ownership Guidelines*.

APPENDIX B – GLOSSARY

Unless the context requires, when used in this Circular, the following terms shall have the meanings set forth below:

"**2024 Average Exchange Rate**" has the meaning ascribed thereto in "*Miscellaneous – Currency of Presentation and Currency Conversion Rates*".

"**2024 Grant Date Exchange Rate**" has the meaning ascribed thereto in "*Miscellaneous – Currency of Presentation and Currency Conversion Rates*".

"**2024 Payment Date Exchange Rate**" has the meaning ascribed thereto in "*Miscellaneous – Currency of Presentation and Currency Conversion Rates*".

"**401(k) Plan**" or "**401(k)**" means the matched savings plan for United States employees.

"**AIF**" means the Annual Information Form of Enerflex for the year ended December 31, 2024, dated February 27, 2025, and filed under the electronic profile of Enerflex on SEDAR+ at www.sedarplus.ca.

"**Amended By-Law No.3**" means Enerflex's Amended and Restated By-Law No.3, as amended, and restated by the Board effective August 9, 2018.

"**Audit Committee**" means the Audit Committee of the Board.

"**Bank-Adjusted Net Debt**" means borrowings under the Company's revolving credit facility and 9.00 percent senior secured notes, less cash and cash equivalents.

"**Bank-Adjusted Net Debt to EBITDA Ratio**" means Bank-Adjusted Net Debt divided by EBITDA as defined by the Company's lenders for the trailing 12-months.

"**Beneficial Shareholders**" has the meaning ascribed thereto in "*Appendix C – Meeting and Voting Information – How to Vote Prior to the Meeting*".

"**Board of Directors**" or "**Board**" means the Board of Directors of Enerflex, as it may be comprised from time to time.

"**Board Mandate**" has the meaning ascribed thereto in the section entitled "*Board Governance – Board of Directors Mandate*".

"**Capital Employed**" is debt plus equity less cash.

"**CBCA**" means the *Canada Business Corporations Act*, as amended from time to time.

"**CAO**" means Chief Administrative Officer.

"**CEO**" means Chief Executive Officer.

"**CFO**" means Chief Financial Officer.

"**COO**" means Chief Operating Officer.

"**Circular**" means this Management Information Circular of Enerflex dated March 21, 2025.

"**Code of Conduct**" has the meaning ascribed thereto in the section entitled "*Board Governance – Ethical Business Conduct and Compliance – The Business Code of Conduct*".

"**DCP**" has the meaning ascribed thereto in the section entitled "*Compensation Discussion and Analysis – Retirement and Pension Programs*".

"**DCPP**" means Defined Contribution Pension Plan for Canada employees.

"**DSUs**" means Deferred Share Units, non-voting, notional units equal to the value of an Enerflex share and that can only be redeemed when the individual leaves Enerflex.

"**DSU Plan**" means the Deferred Share Unit Plan of Enerflex, as amended from time to time.

"**EBIT**" means Earnings Before Interest and Taxes for the trailing 12-month period.

"**EBIT%**" means EBIT divided by revenue and expressed as a percentage.

"**EBITDA**" means Earnings Before Interest, Taxes, Depreciation, and Amortization.

"**Edgar**" means the Electronic Data Gathering, Analysis, and Retrieval system available at www.sec.gov/edgar.

"**EMT**" means the Executive Management Team of Enerflex and includes the NEOs, among others.

"**Enerflex**", "**Enterprise**", "**our**" or "**we**" means Enerflex Ltd. and its subsidiaries, where applicable.

"**ESG**" means environmental, social, and governance matters.

"**EVP**" means Executive Vice President.

"**Extraction**" has the meaning ascribed thereto in the section entitled "*Board Governance – Ethical Business Conduct and Compliance - Bankruptcies*".

"**Extraction Plan**" has the meaning ascribed thereto in the section entitled "*Board Governance – Ethical Business Conduct and Compliance – Bankruptcies*".

"**FMV**" means the Fair Market Value of Enerflex shares, being the volume weighted average of the price of an Enerflex share on the TSX for the five days immediately preceding the date of the grant and/or date of award and/or dividend payment date, or date disclosed, as applicable.

"**gEPS**" means growth in earnings per share.

"**HRC Committee**" means the Human Resources and Compensation Committee of the Board.

"**HSE**" means health, safety, and environment.

"**Hugessen**" means Hugessen Consulting, an advisor to the HRC Committee and the NCG Committee.

"**LTIP**" means the Long-Term Incentive Plans and includes the Option Plans, the DSU Plan, the RSU Plan, the PSE Plan, and the PSU Plan pursuant to which long-term incentives may be issued.

"**Mercer**" means Mercer (Canada) Limited, an advisor to the HRC Committee, and a wholly owned subsidiary of Marsh and McLennan Companies, Inc.

"**MVIR**" means the Motor Vehicle Incident Rate calculated by multiplying the number of major motor vehicle incidents in a calendar year by 1,000,000 and dividing the value by the total number of kilometres driven in the year. As used in this calculation, "major" refers to reportable motor vehicle incidents (as defined and interpreted in accordance with American Petroleum Institute Total Motor Vehicle Incident Metric, Revision September 2017) where the resulting repair or replacement costs for the vehicle in question exceed $2500 or equivalent in local currency.

"**NACD**" has the meaning ascribed thereto in the section entitled "*Board Governance – Serving as a Director – Director Orientation and Continuing Education*".

"**NCG Committee**" means the Nominating and Corporate Governance Committee of the Board.

"**NEO**" or "**NEOs**" means the Named Executive Officers of Enerflex.

"**Net Debt**" means long-term debt less cash and cash equivalents.

"**NI 51-102**" means National Instrument 51-102 – *Continuous Disclosure Obligations*, as amended from time to time.

"**NI 52-110**" means National Instrument 52-110 – *Audit Committees*, as amended from time to time.

"**NI 54-101**" means National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer*, as amended from time to time.

"**NI 58-101**" means National Instrument 58-101 – *Disclosure of Corporate Governance Practices*, as amended from time to time.

"**NP 58-201**" means National Policy 58-201 – *Corporate Governance Guidelines*, as amended from time to time.

"**NYSE**" means the New York Stock Exchange.

"**Option Plan**" means the Amended and Restated 2013 Stock Option Plan, as approved by Shareholders of Enerflex on April 16, 2014, amended and restated by the Board effective December 6, 2017, and further amended and restated by the Board on February 21, 2020, approved by the Shareholders on May 8, 2020.

"**Options**" means the options to purchase Shares granted under the Option Plan.

"**PSEs**" means Phantom Share Entitlements issued under the PSE Plan, non-voting, notional units equal to the FMV of an Enerflex share. PSEs represent the right only to receive a cash payment in accordance with the terms and conditions of the PSE Plan.

"**PSE Plan**" means the Amended and Restated Phantom Share Plan of Enerflex, as amended from time to time.

"**PSUs**" means the Performance Share Units issued under the PSU Plan, a notional unit with a value equal to the FMV of an Enerflex share. The value received is contingent upon meeting predetermined performance targets and the FMV at the time of payout.

"**PSU Plan**" means the Performance Share Unit Plan of Enerflex, as amended from time to time.

"**Record Date**" means March 18, 2025.

"**Registered Shareholder**" has the meaning ascribed thereto in "*Appendix C – Meeting and Voting Information – How to Vote Prior to the Meeting*".

"**ROCE**" means Return on Capital Employed and is a ratio used to measure operating performance and the efficiency of Enerflex's capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by average Capital Employed for the trailing four quarters.

"**RSUs**" means Restricted Share Units issued under the RSU Plan, non-voting, notional units equal to the FMV of an Enerflex share. The value received is contingent upon meeting vesting requirements and the FMV at the time of payout.

"**RSU Plan**" means the Restricted Share Unit Plan of Enerflex, as amended from time to time.

"**rTSR**" means relative TSR, comparing Enerflex's TSR to that of other companies.

"**SEDAR+**" means the System for Electronic Document Analysis and Retrieval available at www.sedarplus.ca.

"**SERP**" means collectively, the U.S.A. and Canada Supplemental Employee Retirement Plans.

"**Shareholders**" means holders of Enerflex shares.

"**Shares**" or "**Enerflex shares**" means the common shares in the capital of Enerflex.

"**SOx**" means the Sarbanes-Oxley Act of 2002.

"**STI Plan**" or "**STIP**" means the Short-Term Incentive Plan pursuant to which Enerflex may grant short-term variable pay based on the STIP payout calculation.

"**SVP**" means Senior Vice President.

"**TRIR**" means the Total Recordable Injury Rate calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year) and dividing the value by the total hours worked in the year.

"**TSR**" means Total Shareholder Return, the capital gains and dividends received from the investment.

"**TSX**" means the Toronto Stock Exchange.

"**United States**" or "**U.S.A.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

APPENDIX C – MEETING AND VOTING INFORMATION

Your participation at the meeting is important. Please read the following information carefully for details on how to vote and to participate at the meeting or how to appoint a proxyholder to vote your Shares.

ATTENDING THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions. Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the meeting but will not be able to vote or ask questions during the meeting.

Attending the Virtual Meeting

Step 1: Log in online at **https://virtual-meetings.tsxtrust.com/1737**. We recommend you log in at least thirty (30) minutes before the meeting starts. It is important you remain connected to the internet for the duration of the meeting.

Step 2: Follow these instructions:

➤ **Registered shareholders:** Click "I have a control number" and then enter your 13-digit control number and password **enerflex2025** (case sensitive). The control number is located on the form of proxy or in the e-mail notification you received from TSX Trust Company.

➤ **Duly appointed proxyholders:** Click "I have a control number" and then enter your 13-digit control number and password **enerflex2025** (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust Company as described below will receive a control number by e-mail from TSX Trust Company after the proxy voting deadline has passed.

➤ **Guests:** Click "Guest" and then follow the instructions to complete the online form.

Attending the meeting online requires that you remain connected to the internet during the meeting to participate and vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the applicable log in procedure. You will need the latest version of Chrome, Safari, Edge, or Firefox. Please ensure your browser is compatible by logging in early. **PLEASE DO NOT USE INTERNET EXPLORER**.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the virtual platform. If you are experiencing any difficulty connecting or attending the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization.

HOW TO VOTE PRIOR TO THE MEETING

Shareholders of record as of the close of business on the Record Date may vote in advance of the meeting by completing the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided therein and as summarized below.

Shareholder Type	Registered Shareholders	Beneficial Shareholders
	You are a registered Shareholder ("**Registered Shareholder**") if you hold a share certificate in your name or your Enerflex shares are recorded electronically in the direct registration system (DRS).	You are a non-registered Shareholder (a "**Beneficial Shareholder**") if you beneficially own Enerflex shares that are held in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan, or similar plan. In many cases, Enerflex shares owned by a Beneficial Shareholder are registered either in the name of an intermediary that the Beneficial Shareholder deals with, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.
Voting by Proxy	Whether or not you attend the virtual meeting, you can appoint someone else to attend and vote as your proxyholder. To vote by proxy in advance of the meeting, use the form of proxy that is provided to you. The people named in the form of proxy and voting instruction form, as applicable, are directors and officers of Enerflex. **You have the right to appoint a person other than the persons designated in the form of proxy and voting instruction form, as applicable, and who need not be a Shareholder, to represent you at the meeting.** Ensure that your completed proxy is received by TSX Trust Company no later than 1:30 pm (MDT) on May 5, 2025, or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the meeting if it is adjourned or postponed, by one of the following methods: **By Internet:** www.meeting-vote.com. You will be required to enter the 13-digit control number located on your proxy. **By E-mail:** Scan and e-mail your completed proxy to: proxyvote@tmx.com **By Mail:** TSX Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1	To vote by proxy in advance of the meeting, use the voting instruction form that is provided to you from your intermediary. Complete the voting instruction form by following the instructions therein well in advance of the meeting. If you have voted on the voting instruction form, you may not vote at the meeting unless you properly revoke your voting instructions. See "*How to Revoke Your Proxy / Voting Instructions*" below. Each intermediary has its own process, so be sure to carefully follow the instructions on your voting instruction form received from such intermediary well in advance of the meeting. Enerflex shares registered in the names of intermediaries can only be voted by those intermediaries at the direction of the Beneficial Shareholders who beneficially own the Enerflex shares. Without specific instructions, intermediaries are prohibited from voting Enerflex shares for an intermediary's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Enerflex shares are communicated to the appropriate person well in advance of the meeting. Beneficial Shareholders can vote their shares online by visiting www.proxyvote.com and following the voting instructions on the screen.

Shareholder Type	Registered Shareholders	Beneficial Shareholders
	The Chair of the meeting may waive or extend the proxy cut-off without notice.	
	If you specify how you want to vote on your proxy form, your proxyholder must vote in accordance with such instructions. **All Enerflex shares represented at the meeting by properly executed proxies will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for.**	
	In the absence of any instruction, the directors and officers of Enerflex whose names appear on the printed form of proxy will vote your Enerflex shares "FOR" all matters to be acted on. If you appoint another proxyholder and do not indicate how you want to vote, that proxyholder will decide how to vote your Enerflex shares. See "*How to Appoint A Proxyholder*".	
How to Revoke Your Proxy / Voting Instructions	You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company no later than 1:30 pm (MDT) on May 5, 2025 (or the last business day before the meeting if it is adjourned or postponed). Or, if you use your control number to log in to the meeting, any vote you cast at the meeting will automatically and without any further action revoke any proxy you previously submitted.	You may revoke your voting instructions at any time before they are acted on. Follow the procedures provided by your intermediary.

Shareholders who do not object to their name being made known to the Company may be contacted by our strategic advisors to assist in conveniently voting their Enerflex shares directly by telephone. Enerflex may also utilize the Broadridge QuickVote™ service to assist such Shareholders with voting their Enerflex shares.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions at the meeting. At the virtual meeting, questions or comments can be submitted in the text box (chat feature) of the webcast platform throughout the meeting. Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of Enerflex, after which the Chair of the meeting will respond or direct the question to the appropriate person to respond. Additionally, Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) may submit questions in advance of the meeting by sending them to the attention of Jeff Fetterly, Vice President, Corporate Development and Investor Relations via e-mail at ir@enerflex.com. Questions relating to the business of the meeting will be addressed during the formal portion of the meeting at the time such matter is being discussed and all other questions will be addressed during the question period following the formal portion of the meeting. The Chair of the meeting will decide on the order questions are responded to and the amount of time spent on each question. If several questions relate to the same or a very similar topic, the Chair of the meeting may choose to group such questions and indicate that similar questions were received.

Any questions received during the meeting that cannot be answered during the question period due to time constraints will be responded to in writing after the meeting. Questions received during the meeting and the answers to such questions will be posted to the Investors section of Enerflex's website as soon as is practical following the meeting. To the extent possible, Shareholders will be afforded the same opportunities to participate in the meeting irrespective of how they chose to attend the meeting. These procedures may vary during the meeting depending on logistics and with a view to following best governance practices.

HOW TO APPOINT A PROXYHOLDER

The people named in the form of proxy and voting instruction form, as applicable, are directors and officers of Enerflex. **You have the right to appoint a person other than the persons named in the form of proxy and voting instruction form, as applicable, and who need not be a Shareholder, to represent you at the meeting.**

If you are a Beneficial Shareholder and wish to vote yourself at the virtual meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all the applicable instructions provided by your intermediary. Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their form of proxy or voting instruction form, as applicable, appointing that third-party proxyholder. The proxyholder must attend the virtual meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form, as applicable, but do not include voting instructions, your proxyholder can decide how to vote.

To appoint a proxyholder to attend the virtual meeting, after you have appointed your proxyholder that proxyholder must register with TSX Trust Company. Please ensure that the person you appoint is aware that he or she has been appointed and that he or she must register with TSX Trust Company as described below. Failure of the proxyholder to register with TSX Trust Company will result in the proxyholder not receiving a control number. A control number is required to vote and ask questions at the meeting.

The persons named in the proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment(s) or postponement(s) thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation, or other matter that comes before the meeting is routine and whether or not the amendment, variation, or other matter that comes before the meeting is contested.

Proxyholder Registration

The proxyholder must contact TSX Trust Company by going to TSX Trust Company's website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form before 1:30 pm (MDT) on May 5, 2025, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time and date of the adjourned or postponed meeting and provide TSX Trust Company with the required proxyholder contact information so that TSX Trust Company may provide the proxyholder with a control number via e-mail. Without a control number, proxyholders will be able to participate as a guest at the virtual meeting but will not be able to vote or ask questions at the meeting.

The Chair of the meeting may waive or extend the proxy cut-off without notice.

VOTING QUESTIONS

Should you have any questions with respect to voting your Enerflex shares, Shareholders may contact TSX Trust Company directly at:

Phone:	1.800.387.0825 (toll-free in Canada and the United States) 416.682.3860 (from outside Canada and the United States)
E-mail:	shareholderinquiries@tmx.com
Mail:	Proxy Department, P.O. Box 721 Agincourt, Ontario M1S 0A1

Alternatively, Shareholders may also contact Kingsdale Advisors, Enerflex's strategic advisor by telephone at 1-855-682-2019 (toll-free in North America) or 416-623-2516 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of Enerflex. The costs incurred in the preparation and mailing of the proxy-related materials for the meeting will be borne solely by Enerflex. The solicitation will primarily be by mail, but proxies may also be solicited personally, by telephone, e-mail, facsimile, or other electronic means.

Enerflex has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital, and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Enerflex. Shareholders may contact Kingsdale Advisors by telephone at 1-855-682-2019 (toll-free in North America) or 1-416-623-2516 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

NOTICE-AND-ACCESS

Management has elected to use the Notice-and-Access provisions under NI 54-101 for the meeting in respect of mailings to its Registered and Beneficial Shareholders. The Notice-and-Access provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing issuers to post meeting materials on an easily accessible website rather than mailing physical copies. The use of Notice-and-Access reduces printing and mailing costs and significantly reduces the environmental impacts associated with producing and distributing large quantities of printed meeting materials.

All Shareholders of record as of the Record Date will be mailed a notice package which will include:

(i)   the form of proxy or voting instruction form, as applicable;
(ii)   basic information about the meeting and matters to be voted on at the meeting;
(iii)   instructions on how to obtain a paper copy of the meeting materials; and
(iv)   a plain language explanation of how the Notice-and-Access system operates and how the meeting materials can be accessed online.

No Shareholder will receive a paper copy of this Circular unless one is specifically requested.

Management will be mailing the notice package to non-objecting Beneficial Shareholders directly with the assistance of Broadridge Investor Communications Corporation and will pay for intermediaries to deliver proxy-related materials to objecting Beneficial Shareholders.

RECORD DATE

The Record Date for the meeting is March 18, 2025. If you held Enerflex shares as of the close of business on the Record Date, you are entitled to receive notice of, attend, and vote at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As of the Record Date, there were 124,150,067 Enerflex shares outstanding. Each Enerflex share entitles the holder to one vote on all matters to be acted upon at the meeting unless a vote is conducted by a show of hands, in which case, every Shareholder present or in person or represented by proxy and entitled to vote at the meeting shall have one vote.

To the knowledge of the directors and executive officers of Enerflex as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of Enerflex carrying 10 percent or more of the voting rights attached to any class of voting securities of Enerflex.

QUORUM

The quorum for the transaction of business at the meeting is two people holding, or representing by proxy, not less than 10 percent of the Enerflex shares entitled to vote at the meeting.

ADVANCE NOTICE FOR DIRECTOR NOMINATIONS

Enerflex's Amended By-Law No.3 requires Shareholders to provide advance notice for nominations of directors and other matters for consideration at a meeting of Shareholders. The notice of director nominations must be submitted to the Corporate Secretary of Enerflex no later than 40 days prior to the date of the meeting, because the first public announcement of the meeting was not less than 50 days prior to the meeting, and because Enerflex is using Notice-and-Access for the meeting. The notice must contain certain information about the proposed nominee(s) and the nominating Shareholder. Unless Enerflex otherwise consents, only those director nominations that comply with the applicable requirements set out in Enerflex's Amended By-Law No.3 will be eligible for consideration at the meeting. Copies of Enerflex's By-Laws are available under Enerflex's electronic profile on SEDAR+ at www.sedarplus.ca and on Enerflex's website at www.enerflex.com.

FORWARD-LOOKING INFORMATION ADVISORY

This Circular contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify FLI. In particular, this Circular includes (without limitation) FLI pertaining to: the ability of the Company to seize opportunities in the natural gas environment and the global decarbonization efforts; our ability to continue to return value to our Shareholders and the quantum associated therewith; expectations that the strong macro natural gas fundamentals will continue; expectations as to growth in natural gas and produced water volumes; the steady, recurring revenue generation of the Energy Infrastructure platform; the ability to continue to pay a sustainable dividend; the intentions of the Board to commence a search for an additional director in 2025; the expected value of long-term incentive plans and notional dividends earned thereon; payments on termination pursuant to the employment agreements; and our executive compensation philosophy and practices.

This FLI is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All FLI in this Circular are subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation: industry conditions including supply and demand fundamentals for crude oil and natural gas; expected increases in natural gas and produced water volumes across Enerflex's core operating countries; the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs and/or retaliatory tariffs on the supply chain; interest rates and foreign exchange rates; new environmental, taxation, and other laws and regulations; fundamentals for contract compression in the U.S.A. and expected increases in natural gas production; increased competition across all business lines; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining qualified personnel; political unrest; and other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this Circular, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this Circular should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to those factors referred to under the heading "*Risk Factors*" in Enerflex's AIF for the year ended December 31, 2024 accessible on SEDAR+. While Enerflex believes that there is a reasonable basis for the FLI included in this Circular, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking information.

The FLI contained herein is expressly qualified in its entirety by the above cautionary statement. The FLI included in this Circular are made as of the date of this Circular and are based only on the information available to Enerflex at such time. Other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This Circular and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

QUESTIONS?
NEED HELP VOTING?
CONTACT US

North American
Toll Free Number

1.855.682.2019

@E-mail: contactus@kingsdaleadvisors.com

Fax: 1.416.867.2339

Toll Free Facsimile: 1.866.545.5580
Outside North America, Banks and Brokers
Call Collect or Text: 1.416.623.2516

